As filed with the Securities and Exchange Commission on September 4, 2009

Registration No. 333-161563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

1ST UNITED BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Florida	6022	65-0925265

(State or Other Jurisdiction of Incorporation	(Primary Standard Industrial	(I.R.S. Employer
or Organization)	Classification Code Number)	Identification No.)

One North Federal Highway, Boca Raton, Florida 33432, 561-362-3435
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JOHN MARINO
President
1st United Bancorp, Inc.
One North Federal Hwy.
Boca Raton, Florida 33432
(561) 362-3435
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Michael V. Mitrione, Esq.	Frank M. Conner III, Esq.
David C. Scileppi, Esq.	Michael P. Reed, Esq.
Gunster, Yoakley & Stewart, P.A.	DLA Piper LLP (US)
777 S. Flagler Drive Suite. 500 East	500 Eighth Street, NW
West Palm Beach, Florida 33401	Washington, D.C. 20004
Telephone: (561) 650-0553	Telephone: (202) 799-4000
Fax: (561) 655-5677	Fax: (202) 799-5000

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer: ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states which this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2009

PRELIMINARY PROSPECTUS

Shares

Common Stock

          This prospectus describes the public offering of          shares of common stock of 1st United Bancorp, Inc., a financial holding company headquartered in Boca Raton, Florida.

          Currently, there is no established public trading market for our common stock. Our common stock is quoted on the Pink Sheets under the symbol FSDB.PK. See the section of this prospectus captioned “Underwriting” for a discussion of the factors to be considered in determining the public offering price. The market price of our shares after the offering may be higher or lower than the offering price. We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “               .”

          Investing in our common stock involves risks. For additional information, see the section of this prospectus captioned “RISK FACTORS” beginning on page 10 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Total

Public offering price of common stock	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1) The underwriters may also purchase up to an additional          shares in the aggregate from us at the public offering price, less the underwriting discount, within 30 days from the date of the final prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

          The underwriters expect to deliver the shares on or about          , 2009.

Stifel Nicolaus

Howe Barnes Hoefer & Arnett

Sterne Agee

The date of this prospectus is          , 2009

1st United Bank

Barefoot Bay
Sebastian
Vero Beach
North Palm Beach
West Palm Beach
Palm Beach
LENDING & OPERATIONS CENTER
HEADQUARTERS, Boca Raton
Coral Springs
Coral Ridge
Fort Lauderdale
Cooper City
North Miami Beach

HEADQUARTERS AND MAIN OFFICE
One North Federal Highway
Boca Raton, FL 33432

LENDING AND OPERATIONS CENTER
1700 Palm Beach Lakes Boulevard, Suite 650
West Palm Beach, FL 33401

1ST UNITED BANK OFFICES

Barefoot Bay
1020 Buttonwood Street
Barefoot Bay, FL 32976

Cooper City
5854 South Flamingo Road
Cooper City, FL 33330

Coral Ridge
2800 East Oakland Park Boulevard
Ft. Lauderdale, FL 33306

Coral Springs
2855 North University Drive
Coral Springs, FL 33067

Fort Lauderdale Downtown
633 South Federal Highway
Ft. Lauderdale, FL 33301

North Miami Beach
15801 Biscayne Boulevard
North Miami Beach, FL 33162

North Palm Beach
741 US Highway One
North Palm Beach, FL 33408

Palm Beach
335 South County Road
Palm Beach, FL 33480

Sebastian
1020 US Highway 1
Sebastian, FL 32958

Vero Beach
1717 Indian River Boulevard
Vero Beach, FL 32960

West Palm Beach
307 Evernia Street, Suite 100
West Palm Beach, FL 33401

-i-

ABOUT THIS PROSPECTUS

          You should rely only on the information contained or incorporated by reference in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized any person to provide you with additional, different, or inconsistent information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference or any free-writing prospectus is accurate only as of their respective dates, regardless of its time of delivery or of any sale of shares of our common stock. 1st United Bancorp’s business, financial condition, results of operations and prospects may have changed since such dates.

          Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “1st United Bancorp, Inc.,” “1st United,” the “Company,” “we,” “us,” “our,” or similar references, mean 1st United Bancorp, Inc. together with its consolidated subsidiaries. Unless the context otherwise indicates or requires, references to “1st United Bank” or the “Bank” mean our Florida chartered commercial banking subsidiary. References to the “Former 1st United Bancorp” or “Former 1st United Bank” refer to a bank holding company or Florida chartered commercial bank, respectively, that was acquired by Wachovia Bank in 1998. There is no relationship between Former 1st United Bancorp and us or Former 1st United Bank and the Bank, other than certain members of our and the Bank’s board and management team were affiliated with Former 1st United Bancorp and Former 1st United Bank.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.1stunitedbankfl.com. Neither this website nor the information on this website is included or incorporated in, or is part of, this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

          This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

          The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

▪	Our Annual Report on Form 10-K for the year ended December 31, 2008;

▪	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 9, 2009;

▪	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

▪	Our Current Reports on Form 8-K filed with the SEC on January 30, 2009, May 28, 2009, and August 26, 2009.

          These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

1st United Bancorp, Inc.
One North Federal Highway
Boca Raton, Florida 33432
(561) 362-3435

-ii-

          Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

-iii-

PROSPECTUS SUMMARY

          This summary highlights material information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks of purchasing common stock discussed under the “Risk Factors” section and our consolidated financial statements and related notes.

Our Business

           We are a financial holding company headquartered in Boca Raton, Florida, a community centrally located in our geographic footprint of South Florida. Our principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which operates 12 branches in South Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties. As of June 30, 2008, the latest date for which data is available, South Florida had 41.2% of the total deposits in the State of Florida.

           Over the past four and one-half years, we have grown under the stewardship of our highly experienced executive management team. Specifically, we have:

▪	increased total assets from $66.8 million to $633.1 million;

▪	increased total loans from $39.6 million to $504.8 million;

▪	grown non-interest bearing deposits from $4.6 million to $106.8 million;

▪	grown total deposits from $55.3 million to $473.4 million; and

▪	expanded our branch network from one location to 12 locations.

Our Competitive Advantage

           We believe we distinguish ourselves from our competitors through the following competitive strengths:

▪

Community Bank Philosophy. We operate with a community banking philosophy where we seek to develop broad customer relationships based on service and convenience while maintaining our conservative approach to lending and strong asset quality. We are a private bank for businesses, professionals, and individuals. Due to large banking organizations moving their focus to large corporate clients rather than customers in our local communities and the heightened level of consolidation activity among banks in Florida, we believe that our emphasis on personal service will enhance our ability to compete successfully and capitalize on dissatisfaction among customers of larger institutions.

▪

Experienced Management. We believe our success has been built on the strength of our management team and board of directors. Our executive management team has extensive South Florida banking experience, collectively over 162 years in the South Florida banking market, as well as valuable community and business relationships in our core markets.

▪

Market Opportunity. We operate in what we believe to be some of the most attractive markets in Florida. The South Florida market has experienced, and is expected to continue experiencing, significant growth in population compared to national averages. We believe we are well-positioned to capitalize on the opportunities that the marketplace, our expertise, and customer base affords.

▪

Strong Asset Quality. We strive to maintain a high-quality loan portfolio and maintain the quality of our assets. As a result of conservative underwriting standards, prudent loan approval authority levels and procedures, experienced loan officers with an intimate knowledge of the local market, and diligent monitoring of the loan portfolio, our asset quality continues to compare favorably relative to industry and local peers. As of June 30, 2009, our non-performing assets (nonaccruing loans, loans past 90 days due, and other real estate owned) as a percentage of total assets was 1.59%, compared to 4.73% for all Florida-headquartered commercial banks with assets between $100 million and $1 billion, based on data derived from the FDIC Call Reports as of March 31, 2009 (the latest date for which data is available).

▪

Stable Base of Core Deposits. A key source of our strong balance sheet growth has been the generation of a stable base of core deposits. It is our strategy to have a mix of core deposits, which favors non-interest deposits in the range of 15.0% to 25.0% of total deposits with time deposits comprising 50.0% or less of total deposits. As of June 30, 2009, approximately 22.6% and 40.1% of our total deposits were comprised of non-interest deposits and time deposits, respectively.

▪

Superior Net Interest Margin. Our stable funding base consisting primarily of core deposits coupled with our favorable credit quality results in a significantly higher net interest margin compared to Florida-chartered commercial banks with assets between $250 million and $5 billion, based on data derived from the FDIC Call Reports. Our net interest margin for the six months ended June 30, 2009, was 3.75% compared to our peer average 2.92%. Although the historical low interest rate environment has reduced the relative benefit of our low cost funding base, we believe the consistency and low cost nature of our deposits will prove to be more of a competitive advantage in a rising rate environment.

▪

Growth Strategies. We intend to continue to opportunistically expand and grow our business by building on our business strategy and increasing market share in our core markets. Messrs. Marino, Orlando and Schupp have extensive merger and acquisition experience (combined they have been part of 31 merger and acquisition transactions) and we intend to leverage this proven experience, along with our strong financial profile and capital position relative to in-market peers to expand and grow our business.

Our Business Strategy

          Our business strategy has been to adopt and maintain a community bank philosophy, which we believe differentiates us from larger competitors, of focusing on and understanding the individualized banking needs of the businesses, professionals and other residents of the local communities surrounding our banking centers. We believe this focus allows us to be more responsive to our customers’ needs and provide a high level of personal service. As a locally-managed institution with strong ties to the community, our core customers are primarily comprised of small- to medium-sized businesses, professionals and community organizations who prefer to build a banking relationship with a community bank that offers and combines high quality, competitively priced banking products and services with personalized service. Because of our identity and origin as a locally owned and operated bank, we believe that our level of personal service provides a competitive advantage over the larger out-of-state banks, which tend to consolidate decision-making authority outside local communities.

          A key aspect of our current business strategy is to foster a community-oriented culture where our customers and employees establish long-standing and mutually beneficial relationships. We believe that with our focus on community banking needs and customer service, together with a comprehensive suite of deposit and loan products typically found at larger banks, a highly experienced management team and strategically located branch offices, we are well-positioned to be a strong competitor within our market area. A central part of this strategy is generating core deposits to support growth of a strong and stable loan portfolio.

Our Management

          An integral element of our market strategy is to capitalize on and leverage the prior experience of our executive management team. Our highly-experienced executive management team, which consists of Messrs. Orlando, Schupp, Marino, Spute, and Jacobson, has extensive South Florida banking experience as well as valuable community and business relationships in our core markets. In fact, each member of our current senior management team has worked in the banking industry for at least 21 years, substantially all of which experience is in the South Florida market. To support our founding management team, an essential component of our ongoing strategy is to attract high quality, experienced bankers with long track records of serving our target clientele in the local banking markets, and we have succeeded in attracting a number of other experienced bankers to help build and support our growth. Below are biographies of our current executive management team.

Name	Position	Years of Experience

Warren S. Orlando	Chairman	35
Rudy E. Schupp	Chief Executive Officer	35
John Marino	President	25
H. William Spute	Chief Banking Officer	46
Wade A. Jacobson	Chief Lending Officer	21

          Warren S. Orlando

          Mr. Orlando has served as our Chairman of the Board and Director since July 2003. Mr. Orlando co-founded and served as Chief Executive Officer and President of Former 1st United Bank and Former 1st United Bancorp, a bank holding company which had approximately $1 billion in assets, which was grown both through internal growth and through 11 merger and acquisition transactions, and was headquartered in Boca Raton, Florida from its inception in 1987 and until its merger with Wachovia Corporation in November 1997. Former 1st United Bancorp was a public company listed on the NASDAQ. After the acquisition of Former 1st United Bancorp by Wachovia, Mr. Orlando was Chairman and CEO of Wachovia – Florida Banking until March 1999.

          Rudy E. Schupp

          Mr. Schupp has served as our Chief Executive Officer and a Director, and as President and Chief Executive Officer and Director of the Bank since, July 2003. From March 2001 to June 2003, Mr. Schupp was a managing director for Ryan Beck & Co., of which Stifel, Nicolaus & Company, Incorporated is a successor company. In addition, from December 2001 to March 2003, he served as a consultant to Wachovia Corporation – Florida. From March 2001 until December 2001, Mr. Schupp served as Chairman – Florida Banking for Wachovia Corporation. From April 1984 through February 2001, he co-founded and served as Chairman, Chief Executive Officer and President of Republic Security Financial Corporation, a bank holding company with $3.4 billion in assets, which was grown both through internal growth and through 16 merger and acquisition transactions, and was headquartered in West Palm Beach, Florida. Republic Security Financial Corporation, which was a public company listed on the NASDAQ, merged with Wachovia Corporation in 2001. Mr. Schupp currently serves as a director of the Federal Reserve Bank of Atlanta and is the lead director for FPL Group (NYSE Symbol – FPL).

          John Marino

          Mr. Marino has served as our President and Director and as Chief Operating Officer, Chief Financial Officer, and Director of 1st United Bank since July 2003. From January 2002 until March 2003, Mr. Marino served as Chief Financial Officer of SBA Communications, a publicly traded telecommunications company, headquartered in Boca Raton, Florida. Mr. Marino acted as a consultant to SBA Communications from 1999 to 2002. From 1992 through November 1997, Mr. Marino served as Chief Financial Officer of Former 1st United Bank and Former 1st United Bancorp, headquartered in Boca Raton, Florida. Mr. Marino was employed in a variety of positions with Ernst & Young, with his final position as audit manager, from 1986 to 1992. Mr. Marino is a Certified Public Accountant in Florida.

          H. William Spute, Jr.

          Mr. Spute became our Executive Vice President, Chief Banking Officer, and our and 1st United Bank’s director, in February 2008, following our merger with Equitable Financial Group, Inc. (“Equitable”) and its wholly owned subsidiary, Equitable Bank. Since Equitable’s inception in 1998 until completion of the merger in February 2008, Mr. Spute was President and Chief Executive Officer of Equitable. Since Equitable Bank’s inception in 1987 until completion of the merger in February 2008, he was Chairman, President and Chief Executive Officer of Equitable Bank. From 1983 to 1986, Mr. Spute was a Senior Vice President of Executive and Professional Banking with Barnett Bank.

          Wade A. Jacobson

          Wade A. Jacobson has been the Executive Vice President, Chief Lending Officer for 1st United Bank since March 2007. Prior to that time, Mr. Jacobson served as Senior Vice President, Team Leader Business Banking for 1st United Bank from July 2003 (when he joined 1st United Bank) until his promotion in March 2007. Mr. Jacobson began his career with Barnett Bank in the Management Associate Training Program in 1990 and rose to the position of Vice President Relationship Manager within that organization. He has held positions of increasing responsibility in lending production with SunTrust from 1998 until 2000, and Republic Security Bank and Wachovia from 2000 until 2003.

Growth Through Acquisitions

          We intend to continue to opportunistically expand and grow our business by building on our business strategy and increasing market share in our core markets. We believe the demographics and growth characteristics within the communities we serve will provide significant opportunities to leverage our core competencies and enhance our business.

          A significant portion of our growth has been through acquisitions. Under our current management team, we have completed three transactions since 2004. In 2004, we acquired First Western Bank located in Cooper City (western Broward County) and have successfully completed its integration into our operations. On February 29, 2008, we completed the merger with Equitable, which had total assets of $179.9 million and provided us with an enhanced operating platform not only in our existing Broward County market, but also in northern Miami-Dade County. On August 14, 2008, we acquired the banking center network, substantially all the deposits, and much of the loan portfolio of Citrus Bank, N.A, which expanded our footprint into Vero Beach, Sebastian and Barefoot Bay, Florida. In addition, overall growth in residential and commercial activity in the primary service area and surrounding areas creates opportunities for us to establish new banking relationships with the individuals and businesses associated with such growth. Due to our directors’ and management team’s established reputations and banking relationships in the local community, they are able to actively promote 1st United Bank within the relevant markets as part of our objective to expand market presence.

Our Loan Portfolio

          During the current recession, our earnings have been materially affected by required provisions for loan losses stemming from deterioration in specific loans in the construction and land development and commercial real estate loan portfolios. Overall, the quality of our loan portfolio is evident as our ratio of non-performing assets to total assets was 1.59% at June 30, 2009, compared to 1.72% at December 31, 2008. We develop and maintain business relationships with business owners, professionals, individuals, and a select group of custom residential homebuilders primarily in Palm Beach and Broward Counties and to a lesser extent in surrounding markets. We provide loan facilities to qualified custom homebuilders to support the construction of speculative and pre-sold custom one-to-four family residences, as well as lot acquisition loans, guidance lines of credit and commercial real estate. For purposes of safety and soundness, we have established a self-imposed limit of up to 20.0% of the loan portfolio in speculative one-to-four family residences to such qualified homebuilders and a limit of up to 15.0% in speculative commercial real estate loans. At June 30, 2009, we had exposure of 6.1% and 7.7%, respectively, of total loans related to these programs, compared to 8.4% and 9.8%, respectively, at December 31, 2008. The composition of our loan portfolio as of June 30, 2009, was as follows:

(Dollars in thousands)	Outstanding Loans				Non-performing Loans

Loan Type	Number of Loans	Balance Outstanding	% of Loan Portfolio	% of Total Assets	Number of Loans	Balance Outstanding	% of Non- performing Loans

Commercial Real Estate	202	$225,891	44.74%	35.68%	6	$5,258	53.37%
Construction and Development Loans	48	69,248	13.72%	10.94%	3	3,487	35.39%
Commercial and Industrial	381	84,137	16.67%	13.29%	5	1,107	11.24%
Closed End First Lien 1-4	103	56,349	11.16%	8.90%	0	0	0%
Home Equity Line of Credit	240	48,188	9.55%	7.61%	0	0	0%
Multi-Family Loans	14	8,940	1.77%	1.41%	0	0	0%
Consumer Loans	199	10,571	2.09%	1.67%	0	0	0%
Closed-End Junior Lien 1-4 Family	17	1,377	0.27%	0.22%	0	0	0%
Other	0	148	0.03%	0.02%	0	0	0%

Total	1,204	$504,849	100.00%	79.74%	14	$9,852	100.00%

          As of June 30, 2009, our non-performing loans were $9.9 million, or 1.95% of total loans outstanding and our allowance for loan losses was 1.47% of total loans and provided for 75.57% coverage of our non-performing loans.

Our Participation in the TARP Capital Purchase Program

          The Emergency Economic Stabilization Act of 2008, or the EESA, authorized the U.S. Treasury Department to take actions to restore stability and liquidity to the financial system in the United States. The EESA established the Troubled Asset Relief Program (“TARP”), and the U.S. Treasury established the Capital Purchase Program (“CPP”) under TARP. On March 13, 2009, we

▪	issued and sold 10,000 shares of our Series C Fixed Rate Cumulative Perpetual Preferred Stock (“Series C Preferred Stock”) to the U.S. Treasury for a total of $10 million; and

▪

issued and sold a warrant to the Treasury Department to purchase 500 shares of our Series D Fixed Rate Cumulative Perpetual Preferred Stock (“Series D Preferred Stock”) at an initial per share exercise price of $0.01. The U.S. Treasury exercised the warrant immediately, and as a result, we issued 500 shares of our Series D Preferred Stock.

          We intend to apply to the Federal Reserve to redeem the Series C Preferred Stock and Series D Preferred Stock with a portion of the proceeds from this offering.

Recent Operating Losses

          Historically, our earnings have been impacted by our rapid expansion through branching and acquisitions in which we have incurred significant costs related to the infrastructure investments to support this growth. Losses for the six-month period ended June 30, 2009, and year ended December 31, 2008, were primarily a result of merger and integration-related expenses associated with our acquisitions and an overall increase in the loan loss provision due to the effect of the economic conditions on a number of our borrowers. We had a net loss of $1.9 million for the six months ended June 30, 2009. This loss was substantially a result of an increase in the provision for loan losses related to the resolution of impaired loans and the increase in impaired loans during the period. In addition, we recorded a $290,000 special FDIC assessment and a lease termination of $300,000 during this period. The lease termination was a result of integration related to the Equitable merger. We had a loss of $1.4 million for the year ended December 31, 2008. This loss primarily related to acquisition related expenses of approximately $1.4 million and a $1.9 million provision for loan losses during the year.

Corporate Information

          Our principal executive office and mailing address is One North Federal Highway, Boca Raton, Florida 33432, and our telephone number is (561) 362-3435. Our website address is www.1stunitedbankfl.com. Information contained in, or accessible on, our website does not constitute a part of this prospectus.

The Offering

Common stock offered by us	[●] shares

Common stock to be outstanding immediately after this offering, assuming the underwriters’ over-allotment is not exercised	[●] shares

Over-allotment option offered by us	[●] shares

Use of proceeds

We intend to use $10.5 million to redeem 10,000 shares of the Series C Preferred Stock and 500 shares of the Series D Preferred Stock, each of which were issued to the U.S. Treasury in March 2009 under the TARP Capital Purchase Program. In addition, we may use $4.6 million to redeem the 459,503 shares of Series B Preferred Stock held by certain of our directors and officers.

We intend to use the remaining net proceeds to support anticipated balance sheet growth, which may include, among other things, contributions to the capital of 1st United Bank, for possible future acquisitions, and for general corporate purposes. We do not have commitments for any acquisitions at this time. See the section of this prospectus captioned “Use of Proceeds” for further details.

Dividend policy

We have not historically declared or paid dividends on our common stock and we do not expect to do so in the near future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock, and other factors deemed relevant by our board of directors. In addition, there are significant regulatory restrictions on our ability to pay dividends. See the section of this prospectus captioned “Our Dividend Policy” for further details.

Risk factors

See the section of this prospectus captioned “Risk Factors” on page 10 and other information included in this prospectus for a discussion of certain factors that you should carefully consider before making a decision to invest in our common stock.

NASDAQ Global Market symbol	We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “[●]”.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following table presents our selected consolidated financial data. We derived our balance sheet and income statement data for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, from our audited financial statements. We derived our data for the six-month periods ended June 30, 2009 and 2008, from our unaudited financial statements, which include all adjustments, consisting only of normal, recurring adjustments, that our management considers necessary for the fair presentation of our financial position and results of operations for these periods. Operating results for the period ended June 30, 2009, are not necessarily indicative of results that may be expected for the entire year ending December 31, 2009. See “Risk Factors” and the notes to our consolidated financial statements. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by, our financial statements and the accompanying notes and the other information included elsewhere in this prospectus.

Use of Non-GAAP Financial Measures

          The information set forth below contains certain financial information determined by methods other than in accordance with generally accepted accounting policies in the United States (GAAP). These non-GAAP financial measures are “tangible assets,” “tangible shareholders’ equity,” “tangible book value per common share,” “return on average tangible equity,” “tangible equity to tangible assets,” “tangible common equity to tangible assets,” and “return on average tangible common equity.” Our management uses these non-GAAP measures in its analysis of our performance because it believes these measures are material and will be used as a measure of our performance by investors.

          “Tangible assets” is defined as total assets reduced by goodwill and other intangible assets. “Tangible shareholders’ equity” is defined as total shareholders’ equity reduced by goodwill and other intangible assets. “Tangible equity to tangible assets” is defined as tangible shareholders’ equity divided by tangible assets. “Tangible common equity to tangible assets,” is defined as total shareholders’ equity reduced by preferred equity and intangible assets divided by tangible assets. These measures are important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets.

          “Tangible book value per share” is defined as tangible shareholders’ equity divided by total common shares outstanding. This measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing our tangible book value.

          “Return on average tangible equity” is defined as earnings for the period divided by average tangible shareholders’ equity. “Return on average tangible common equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets and average preferred equity. Our management includes these measures because it believes that they are important when measuring our performance against entities with varying levels of goodwill and other intangibles. These measures are used by many investors as part of their analysis of our performance.

          These disclosures should not be considered in isolation or a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures. A reconciliation table is set forth below following the selected consolidated financial data.

(Dollars in thousands, except per share data)

	As of and for the six months ended June 30,		As of and for the year ended December 31,

	2009	2008	2008	2007	2006	2005	2004

BALANCE SHEET DATA
Total assets	$633,125	$563,470	$617,821	$375,834	$332,244	$246,580	$143,242
Tangible assets	586,168	524,797	570,703	371,124	327,438	241,656	138,169
Total loans	504,827	440,391	486,247	285,423	254,816	190,769	89,502
Allowance for loan losses	7,445	4,192	5,799	2,070	2,149	1,893	1,328
Securities available for sale	41,093	33,214	35,075	35,546	32,867	34,392	29,591
Goodwill and other intangible assets	46,957	38,673	47,118	4,710	4,806	4,924	5,073
Deposits	473,403	397,569	436,269	272,235	240,210	186,017	111,648
Non-interest bearing deposits	106,850	96,522	100,785	59,539	83,598	58,371	33,772
Shareholders’ equity	105,815	87,827	98,870	54,498	50,912	39,693	25,101
Tangible shareholders’ equity	58,858	49,154	51,752	49,788	46,106	34,769	20,028
INCOME STATEMENT DATA
Interest income	$13,895	$14,735	$30,250	$24,699	$19,948	$10,979	$5,306
Interest expense	3,687	4,873	9,584	9,474	6,233	2,813	1,296

Net interest income	10,208	9,862	20,666	15,225	13,715	8,166	4,010
Provision for loan losses	2,905	250	1,910	145	181	194	53

Net interest income after provision for loan losses	7,303	9,612	18,756	15,080	13,534	7,972	3,957
Non-interest income	1,407	966	2,037	1,911	1,418	1,656	472
Non-interest expense	11,591	11,642	22,904	16,989	14,887	10,183	8,064
Income tax expense (benefit)	(1,014)	(406)	(752)	(3,391)	—	—	—

Net income (loss)	(1,867)	(658)	(1,359)	3,393	65	(555)	(3,635)
Preferred stock dividends earned	(338)	—	(368)	—	—	—	—

Net income (loss) available to common shareholders	$(2,205)	$(658)	$(1,727)	$3,393	$65	$(555)	$(3,635)

PER SHARE DATA(a)
Basic and diluted earnings (loss) per share	$(0.25)	$(0.12)	$(0.25)	$0.72	$0.01	$(0.20)	$(1.73)
Book value per common share	$10.54	$12.27	$10.87	$11.61	$10.78	$10.15	$9.53
Tangible book value per common share	$5.12	$6.43	$5.44	$10.61	$9.76	$8.89	$7.60
SELECTED OPERATING RATIOS
Return on average assets	(0.60)%	(0.26)%	(0.25)%	0.97%	0.02%	(0.28)%	(3.03)%
Return on average shareholders’ equity	(3.57)%	(1.81)%	(1.63)%	6.64%	0.13%	(2.20)%	(16.62)%
Return on average common equity	(3.97)%	(1.87)%	(1.70)%	6.64%	0.13%	(2.20)%	(16.62)%
Return on average tangible equity	(6.48)%	(3.15)%	(3.02)%	7.32%	0.14%	(2.75)%	(20.84)%
Return on average tangible common equity	(7.93)%	(3.32)%	(3.30)%	7.32%	0.14%	(2.75)%	(20.84)%
Net interest margin	3.75%	4.39%	4.23%	4.72%	5.20%	4.51%	3.83%
SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS
Equity/assets	16.71%	15.59%	16.00%	14.50%	15.32%	16.10%	17.52%
Tangible equity/tangible assets	10.04%	9.37%	9.07%	13.42%	14.08%	14.39%	14.50%
Tangible common equity/tangible assets	7.58%	8.12%	8.26%	13.42%	14.08%	14.39%	14.50%
Non-performing loans/total loans	1.95%	0.48%	2.18%	0.10%	0.44%	0.72%	0.68%
Non-performing assets/total assets	1.59%	0.38%	1.72%	0.07%	0.33%	0.56%	0.42%
Allowance for loan losses/total loans	1.47%	0.95%	1.19%	0.73%	0.84%	0.99%	1.48%
Allowance for loan losses/non-performing loans	75.57%	196.81%	54.67%	741.94%	193.25%	137.00%	218.42%
Net charge-offs (recoveries)/average loans(b)	0.50%	0.09%	0.21%	0.08%	(0.03)%	(0.27)%	(0.10)%
REGULATORY CAPITAL RATIOS FOR THE COMPANY
Leverage Ratio	9.28%	8.64%	8.15%	14.71%	14.98%	15.21%	14.71%
Tier 1 Risk-based Capital	11.09%	10.25%	9.46%	14.71%	16.36%	16.59%	18.62%
Total Risk-based Capital	13.38%	11.20%	11.69%	15.37%	17.11%	17.47%	19.85%
REGULATORY CAPITAL RATIOS FOR THE BANK:
Leverage Ratio	7.18%	7.96%	6.91%	9.69%	11.02%	12.35%	8.37%
Tier 1 Risk-based Capital	8.59%	9.44%	8.03%	10.93%	12.04%	13.46%	10.61%
Total Risk-based Capital	10.88%	10.39%	10.26%	11.59%	12.79%	14.34%	11.84%

(a)	All historical per share data has been adjusted for the 1:10 reverse stock split effective August 19, 2005.

(b)	Ratio is annualized for the six months ended June 30, 2009 and June 30, 2008

GAAP Reconciliation

(Dollar amounts in thousands, except per share amounts)

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,

	2009	2008	2008	2007	2006	2005	2004

Total assets	$633,125	$563,470	$617,821	$375,843	$332,224	$246,580	$143,242
Goodwill	(45,008)	(37,198)	(45,008)	(4,553)	(4,553)	(4,553)	(4,553)
Intangible assets, net	(1,949)	(1,475)	(2,110)	(157)	(253)	(371)	(520)

Tangible Assets	$586,168	$524,797	$570,703	$371,124	$327,438	$241,656	$138,169

Shareholders’ equity	$105,815	$87,827	$98,870	$54,498	$50,912	$39,693	$25,101
Goodwill	(45,008)	(37,198)	(45,008)	(4,553)	(4,553)	(4,553)	(4,553)
Intangible assets, net	(1,949)	(1,475)	(2,110)	(157)	(253)	(371)	(520)

Tangible shareholders’ equity	$58,858	$49,154	$51,752	$49,788	$46,106	$34,769	$20,028
Preferred equity	(14,446)	(6,543)	(4,595)	—	—	—	—

Tangible common equity	$44,412	$42,611	$47,157	$49,788	$46,106	$34,769	$20,028

Book value per common share	$10.54	$12.27	$10.87	$11.61	$10.78	$10.15	$9.53
Effect of intangible assets	(5.42)	(5.84)	(5.43)	(1.00)	(1.02)	(1.26)	(1.93)

Tangible book value per common share	$5.12	$6.43	$5.44	$10.61	$9.76	$8.89	$7.60

Return on average shareholders’ equity	(3.57)%	(1.81)%	(1.63)%	6.64%	0.13%	(2.20)%	(16.62)%
Preferred equity	(0.40)%	(0.06)%	(0.07)%	—%	—%	—%	—%

Return on average common equity	(3.97)%	(1.87)%	(1.70)%	6.64%	0.13%	(2.20)%	(16.62)%
Effect of average intangible assets	(3.96)%	(1.45)%	(1.60)%	.68%	.01%	(0.55)%	(4.22)%

Return on average tangible equity	(6.48)%	(3.15)%	(3.02)%	7.32%	0.14%	(2.75)%	(20.84)%
Preferred equity	(1.45)%	(0.17)%	(0.28)%	—	—	—	—

Return on average tangible common equity	(7.93)%	(3.32)%	(3.30)%	7.32%	0.14%	(2.75)%	(20.84)%

Equity to assets	16.71%	15.59%	16.00%	14.50%	15.32%	16.10%	17.52%
Effect of intangible assets	(6.67)%	(6.22)%	(6.93)%	(1.08)%	(1.24)%	(1.71)%	(3.02)%

Tangible equity to tangible assets	10.04%	9.37%	9.07%	13.42%	14.08%	14.39%	14.50%
Preferred equity	(2.46)%	(1.25)%	(0.81)%	—	—	—	—

Tangible common equity to tangible assets	7.58%	8.12%	8.26%	13.42%	14.08%	14.39%	14.50%

RISK FACTORS

          An investment in our common stock contains a high degree of risk. In addition to the other information contained in, or incorporated by reference into, this prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Information,” you should carefully consider the risks described below before deciding whether to invest in our common stock. If any of the events highlighted in the following risks actually occurs, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to you, materialize, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment.

          Risks Related to our Business

Recent legislation and administrative actions authorizing the U.S. government to take direct actions within the financial services industry may not stabilize the U.S. financial system.

          The Emergency Economic Stabilization Act of 2008, or EESA, was enacted on October 3, 2008. Under EESA, the U.S. Treasury has the authority to, among other things, invest in financial institutions and purchase up to $700 billion of troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Under the U.S. Treasury’s Capital Purchase Program, or CPP, it committed to purchase up to $250 billion of preferred stock and warrants in eligible institutions. The EESA also temporarily increased FDIC deposit insurance coverage to $250,000 per depositor through December 31, 2009, which was recently extended to December 31, 2013 under the Helping Families Save Their Homes Act of 2009.

          On February 10, 2009, the U.S. Treasury announced the Financial Stability Plan which, among other things, provides a forward-looking supervisory capital assessment program, that is mandatory for banking institutions with over $100 billion of assets and makes capital available to financial institutions qualifying under a process and criteria similar to the CPP. In addition, the American Recovery and Reinvestment Act of 2009, or ARRA, was signed into law on February 17, 2009, and includes, among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions.

          Numerous actions have been taken by the U.S. Congress, the Federal Reserve, the U.S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime mortgage crisis that commenced in 2007, including the Financial Stability Program adopted by the U.S. Treasury. In addition, the Secretary of the Treasury proposed fundamental changes to the regulation of financial institutions, markets and products on June 17, 2009.

          We cannot predict the actual effects of EESA, the ARRA, the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the economy, the financial markets, on us. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions, could materially and adversely affect our business, financial condition, results of operations, and the trading prices of our securities.

Difficult market conditions and economic trends have adversely affected our industry and our business and may lead to new and increased government regulation.

          Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings.

          The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations, and stock price.

          Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. We also expect to face increased regulation and government oversight beyond EESA, ARRA, and other recent proposed or enacted regulations as a result of these downward trends.

          We do not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies, and customer bankruptcies, as well as more restricted access to funds.

We may be required to pay significantly higher FDIC deposit insurance premiums and assessments in the future.

          Recent insured depository institution failures, as well as deterioration in banking and economic conditions, have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the Deposit Insurance Fund to historical lows. The FDIC expects a higher rate of insured depository institution failures in the next few years compared to recent years; thus, the reserve ratio may continue to decline. In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000 through December 31, 2013, which may result in even larger losses to the Deposit Insurance Fund. These developments have caused an increase to our assessment, and the FDIC may be required to make additional increases to the assessment rates and levy additional special assessments on us. Higher assessments increase our non-interest expense.

          In 2009, our assessment rates, which also include our assessment for participating in the FDIC’s Transaction Account Guarantee Program, increased from 6.25 basis points to 7.30 basis points. Beginning April 1, 2009, our assessment rate increased again to 14.50 basis points. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a special 5.00 basis points emergency assessment as of June 30, 2009, payable September 30, 2009, based on assets minus Tier 1 capital at June 30, 2009, but the amount of the assessment was capped at 10.00 basis points of domestic deposits. In addition, the FDIC has indicated that an additional special assessment of up to five basis points is probable later in 2009. These higher FDIC assessment rates and special assessments have had and will continue to have an adverse impact on our results of operations. Our FDIC insurance related costs were $684,000 for the six months ended June 30, 2009, compared to $327,000 and $135,000 for the years ended December 31, 2008 and 2007, respectively. We are unable to predict the impact in future periods, including whether and when additional special assessments will occur.

          Higher insurance premiums and assessments increase our costs and may limit our ability to pursue certain business opportunities. We also may be required to pay even higher FDIC premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

We have incurred net losses for 2008 and for the six months ended June 30, 2009 and may incur further losses.

          We incurred a net loss of $1.4 million for the year ended December 31, 2008, and a net loss of $1.9 million for the six months ended June 30, 2009. We may incur further losses, especially in light of economic conditions that continue to adversely affect our borrowers and us.

The loss of key personnel may adversely affect us.

          Our success is, and expected to remain, highly dependent on our senior management team, including Messrs. Orlando, Schupp, Marino, Spute, and Jacobson. As a community bank, it is our management’s extensive knowledge of and relationships in the community that generate business for us. Successful execution of our growth strategy will continue to place significant demands on our management and the loss of any such person’s services may adversely affect our growth and profitability.

An inadequate allowance for loan losses would reduce our earnings.

          Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

          As of June 30, 2009, 1st United Bank’s allowance for loan losses was $7.4 million, which represented approximately 1.47% of its total amount of loans. 1st United Bank had $9.9 million in non-accruing loans as of June 30, 2009. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to 1st United Bank’s non-performing or performing loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require us to recognize additional losses based on their judgments about information available to them at the time of their examination. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to 1st United Bank’s allowance for loan losses would adversely impact our net income and capital.

If our non-performing assets increase, our earnings will suffer.

          At June 30, 2009, our non-performing assets (which consist of non-accruing loans, loans 90+ days delinquent, and foreclosed real estate assets) totaled $10.0 million, or 1.59% of total assets, which is a decrease of $564,000 or 5.3% over non-performing assets at December 31, 2008. At December 31, 2008, our non-performing assets were $10.6 million, or 1.72% of total assets. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or real estate owned. We must reserve for probable losses, which is established through a current period charge to the provision for loan losses as well as from time to time, as appropriate, write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity. Finally, if our estimate for the recorded allowance for loan losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly.

Our loan portfolio includes loans with a higher risk of loss.

          We originate commercial real estate loans, construction and development loans, consumer loans, and residential mortgage loans primarily within our market area. Commercial real estate, commercial, and construction and development loans tend to involve larger loan balances to a single borrower or groups of related borrowers and are most susceptible to a risk of loss during a downturn in the business cycle. These loans also have historically had greater credit risk than other loans for the following reasons:

▪

Commercial Real Estate Loans. Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over a loan period, but rather have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property. As of June 30, 2009, commercial real estate loans, including multi-family loans, comprised approximately 46.5% of our total loan portfolio.

▪

Commercial Loans. Repayment is generally dependent upon the successful operation of the borrower’s business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, be illiquid, or fluctuate in value based on the success of the business. As of June 30, 2009, commercial loans comprised approximately 16.7% of our total loan portfolio.

▪

Construction and Development Loans. The risk of loss is largely dependent on our initial estimate of whether the property’s value at completion equals or exceeds the cost of property construction and the availability of take-out financing. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan, sale of the property, or by seizure of collateral. As of June 30, 2009, construction and development loans comprised approximately 13.7% of our total loan portfolio.

▪

Consumer Loans. Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. As of June 30, 2009, consumer loans comprised approximately 2.1% of our total loan portfolio.

We may not be able to redeem the Series C Preferred Stock and Series D Preferred Stock, which could have an adverse effect on our future business, financial condition, results of operations, and prospectus.

          The rules and policies applicable to recipients of capital under the TARP Capital Purchase Program continue to evolve and their scope, timing and effect cannot be predicted. While we intend to use a portion of the net proceeds from this offering to redeem the Series C Preferred Stock and Series D Preferred Stock, we may not be permitted to do so. Any such transaction would require prior approval from the Federal Reserve and U.S. Treasury. Based on recently issued Federal Reserve guidelines, an institution must demonstrate an ability to access the long-term debt markets without reliance on the FDIC’s Temporary Liquidity Guarantee Program, successfully demonstrate access to public equity markets and meet a number of additional requirements and considerations before repurchasing or redeeming any securities sold to the U.S. Treasury under the TARP Capital Purchase Program.

          These conditions on the repurchase or redemption of securities sold to U.S. Treasury under the TARP Capital Purchase Program supplement, and do not supplant, the usual regulatory limitations that apply to the repurchase or redemption of capital instruments by bank holding companies. Bank supervisors will weigh an institution’s interest in repurchasing or redeeming outstanding securities issues under the TARP Capital Purchase Program against the extent that the capital contribution represented by such securities has increased the institution’s soundness, capital adequacy and ability to lend. Supervisors must also confirm that the institution has a comprehensive internal capital assessment process before the institution will be permitted to repurchase or redeem such securities. As a result of these various conditions on our ability to repurchase or redeem capital instruments, it is uncertain if we will be able to redeem the Series C Preferred Stock and Series D Preferred Stock.

          Our inability to redeem the Series C Preferred Stock and the Series D Preferred Stock may adversely affect our future business, financial condition, results of operations, and prospects. These adverse effects include:

▪	our ability to return capital to our common shareholders, including any future plans to pay dividends or repurchase shares, could be limited;

▪	the dividend rate of the Series C Preferred Stock will increase substantially if not redeemed within five years;

▪

we may become subject to new or heightened legal standards and regulatory requirements, practices or expectations, which may impede profitability or affect our financial condition, including new regulations imposed in connection with the TARP provisions of the EESA; and

▪	we may have difficulty attracting and/or retaining key executives at compensation levels necessary to maintain a competitive market position.

We may need additional capital resources in the future and these capital resources may not be available on acceptable terms or at all.

          We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments, for future growth, or to fund losses or additional provisions for loan losses in the future. Such financing may not be available to us on acceptable terms or at all.

          Further, in the event that we offer additional shares of our common stock in the future, our Articles of Incorporation do not provide shareholders with preemptive rights and such shares may be offered to investors other than our existing shareholders for prices at or below the then current market price of our common stock, all at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale could dilute your ownership interest and such dilution could be substantial.

We may incur losses if we are unable to successfully manage interest rate risk.

          Our profitability depends to a large extent on 1st United Bank’s net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and its borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

          Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as is likely in the current zero interest rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

          If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby reducing our net interest income.

Our loan portfolio is heavily concentrated in mortgage loans secured by commercial and residential properties in South Florida.

          Our interest-earning assets are heavily concentrated in mortgage loans secured by properties located in South Florida. As of June 30, 2009, a significant portion of our loans secured by real estate are secured by commercial and residential properties, including properties under construction, located in Palm Beach, Miami-Dade, and Broward Counties, Florida. The concentration of our loans in this area subjects us to risk that a downturn in the economy or recession in that area, such as the one the area is currently experiencing, could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in South Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

Since we engage in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property, which could result in reduced net income.

          Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate.

          The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

▪	general or local economic conditions;

▪	environmental cleanup liability;

▪	neighborhood values;

▪	interest rates;

▪	real estate tax rates;

▪	operating expenses of the mortgaged properties;

▪	supply of and demand for rental units or properties;

▪	ability to obtain and maintain adequate occupancy of the properties;

▪	zoning laws;

▪	governmental rules, regulations and fiscal policies; and

▪	acts of God.

          Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment or we may be required to dispose of the real property at a loss.

We have a significant deferred tax asset and cannot assure that it will be fully realized.

          We calculate income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), which requires the use of the asset and liability method. In accordance with SFAS 109, we regularly assess available positive and negative evidence to determine whether it is more likely than not that our deferred tax asset balances will be recovered. At December 31, 2008, we had a net deferred tax asset of $7.4 million, and as of June 30, 2009, our net deferred tax asset was $5.8 million. We did not establish a valuation allowance as it is anticipated, based on our current five year projections, that it is more likely than not we will have sufficient future earnings to utilize this asset to offset future income tax liabilities. Realization of a deferred tax asset requires us to apply significant judgment and is inherently speculative because it requires the future occurrence of circumstances that cannot be predicted with certainty. We may not achieve sufficient future taxable income as the basis for the ultimate realization of our net deferred tax asset and therefore we may have to establish a full or partial valuation allowance at some point in the future. If we determine that a valuation allowance is necessary, it would require us to incur a charge to operations that would adversely affect our capital position.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

          Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets.

Concerns of customers over deposit insurance may cause a decrease in our deposits.

          With increased concerns about bank failures, customers are increasingly concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits from 1st United Bank in an effort to ensure that the amount that they have on deposit at 1st United Bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

Future economic growth in our Florida market area is likely to be slower compared to previous years.

          The State of Florida’s population growth has historically exceeded national averages. Consequently, the state has experienced substantial growth in population, new business formation, and public works spending. Due to the moderation of economic growth and migration into our market area and the downturn in the real estate market, management believes that growth in our market area will be restrained in the near-term. We have experienced an overall slow down in the origination of residential mortgage loans for sale recently due to the slowing in residential real estate sales activity in our markets. A decrease in existing and new home sales decreases lending opportunities and negatively affects our income. We do not anticipate that the housing market will improve in the near-term, and, accordingly, this could lead to additional valuation adjustments on our loan portfolios.

The soundness of other financial institutions could adversely affect us.

          Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty, lending, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, have led to market-wide liquidity problems, losses of depositor, creditor or counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience increases in deposits and assets as a result of other banks’ difficulties or failure, which would increase the capital we need to support such growth.

We may face risks with respect to future expansion.

          As a strategy, we have sought to increase the size of our operations by aggressively pursuing business development opportunities. We have made acquisitions of financial institutions and may continue to seek whole bank or branch acquisitions in the future. Acquisitions and mergers involve a number of risks, including:

▪	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

▪	the ability to finance an acquisition and possible ownership and economic dilution to existing shareholders;

▪	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

▪	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

▪	the risk of loss of key employees and customers.

          We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve financial results comparable to or better than our historical experience.

Due to conditions imposed upon us by the Federal Reserve to gain their approval for the Citrus Bank acquisition, we may enter into an agreement to acquire an existing bank, branch, or company only if the transaction is funded entirely with our common stock, or proceeds from the issuance of our common stock, or until 1st United Bank has reported four consecutive quarters of net income, and as a result we may not be able to take advantage of certain acquisition opportunities in the future.

          Our ability to continue to expand and grow our business by increasing market share in our core markets through external acquisitions may be hindered by conditions imposed upon us by the Federal Reserve. As a condition of receiving regulatory approval of the Citrus Bank acquisition, we committed not to enter into any agreement to acquire an existing bank, branch, or company unless the transaction is funded entirely with our common stock, or proceeds from the issuance of our common stock, or until 1st United Bank has reported four consecutive quarters of net income. We incurred a net loss for the quarter ended June 30, 2009. As a result, until this condition is lifted, we must fund future acquisitions entirely with our common stock or the proceeds raised through offerings of our common stock.

Potential acquisitions may dilute shareholder value.

          We regularly evaluate opportunities to acquire other financial institutions. As a result, merger and acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisitions.

An impairment in the carrying value of our goodwill could negatively impact our earnings and capital.

          Goodwill is initially recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Given the current economic environment and conditions in the financial markets, we could be required to evaluate the recoverability of goodwill prior to our normal annual assessment if we experience disruption in our business, unexpected significant declines in our operating results, or sustained market capitalization declines. These types of events and the resulting analyses could result in goodwill impairment charges in the future. These non-cash impairment charges could adversely affect our results of operations in future periods, and could also significantly impact certain financial ratios and limit our ability to obtain financing or raise capital in the future. A goodwill impairment charge does not adversely affect the calculation of our risk based and tangible capital ratios. As of June 30, 2009, we had $45 million in goodwill, which represented approximately 7.1% of our total assets.

The fair value of our investments could decline.

          Our investment securities portfolio as of June 30, 2009 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115 (“SFAS 115”) relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income. At June 30, 2009, we maintained $41.1 million or 100% of our total securities as available-for-sale.

          Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareholders’ equity.

          Management believes that several factors will affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

We are subject to extensive governmental regulation.

          We are subject to extensive governmental regulation. 1st United Bancorp, Inc., as a financial holding company, is regulated primarily by the Federal Reserve. 1st United Bank is a commercial bank chartered by the State of Florida and regulated by the Federal Reserve, the Federal Deposit Insurance Corporation, and the Florida Office of Financial Regulation. As a member of the Federal Home Loan Bank (“FHLB”), 1st United Bank must also comply with applicable regulations of the Federal Housing Finance Board and the Federal Home Loan Bank. These federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon us. 1st United Bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results. Please refer to the section entitled “Regulatory Considerations” of our Form 10-K for the year ended December 31, 2008.

The banking industry is very competitive.

          The banking industry is highly competitive and 1st United Bank competes directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than us and may be able to afford newer and more sophisticated technology than us. Our long-term success will be dependent on the ability of 1st United Bank to compete successfully with other financial institutions in its service areas.

Florida financial institutions, such as 1st United Bank, face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

          Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (OFAC). Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institution’s Bank Secrecy Act/Anti-Money Laundering compliance. Consequently, numerous formal enforcement actions have been issued against financial institutions.

          In order to comply with regulations, guidelines and examination procedures in this area, 1st United Bank has been required to adopt new policies and procedures and to install new systems. If 1st United Bank’s policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, 1st United Bank would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans. In addition, because 1st United Bank operates in Florida, we expect that 1st United Bank will face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Confidential customer information transmitted through 1st United Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose 1st United Bank to litigation and adversely affect its reputation and ability to generate deposits.

          1st United Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. 1st United Bank’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. 1st United Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that 1st United Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose 1st United Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in 1st United Bank’s systems and could adversely affect its reputation and its ability to generate deposits.

          Risks Related to an Investment in our Common Stock

Our participation in the U.S. Treasury’s TARP Capital Purchase Program may adversely affect the value of our common stock and the rights of our common shareholders.

          The terms of the preferred stock we issued in March 2009 under the U.S. Treasury’s TARP Capital Purchase Program could reduce investment returns to our common shareholders by restricting dividends. Without the prior written consent of the U.S. Treasury, we are prohibited from paying dividends on our common stock for the first three years while the U.S. Treasury holds the preferred stock.

          Also, the Series C Preferred Stock requires quarterly dividends to be paid at the rate of 5% per annum for the first five years and 9% per annum thereafter until the stock is redeemed by us. The Series D Preferred Stock requires quarterly dividends to be paid at the rate of 9% per annum until the stock is redeemed by us. The payments of these dividends will decrease the excess cash we otherwise have available to pay dividends on our common stock and to use for general corporate purposes, including working capital. For a more complete description of the rights, preferences, and other terms of our Series C Preferred Stock and Series D Preferred Stock, please see the section of this prospectus entitled “Description of our Capital Stock.”

Because there has been no established public trading market for our common stock, an active trading market in our common stock may not develop or be sustained and our common stock may trade below the public offering price.

          Before this offering, our common stock was traded on the Pink Sheets, and as a result, there has been limited trading activity on our common stock. An active trading market in our common stock may not develop or be sustained after this offering. We intend to file an application to list our common stock for trading on the NASDAQ Global Market. However, even if our common stock is successfully listed for trading on the NASDAQ Global Market, a trading market for your shares of our common stock may not develop. The public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters and thus may not be indicative of the market price for our common stock after this offering. Consequently, you may not be able to resell your shares above the public offering price, or at all, and may suffer a loss on your investment.

          In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on its market price.

          The trading market for our common stock will depend in part on the research and reports that securities analysts publish about our business and our Company. We do not have any control over these securities analysts and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, our stock price would likely decline. If one or more of these analysts ceases to cover our Company or fails to publish regular reports on us, we could lose visibility in the financial markets, which would cause our stock price or trading volume to decline.

Future sales of shares of our common stock by us or by our affiliates and other shareholders, including shares owned by our existing shareholders following the offering, may adversely affect the price and the future exercise of options may lower the price of shares of our common stock.

          Upon closing of this offering, we will have [•] shares of common stock outstanding ([•] shares if the underwriter’s over-allotment option is exercised in full). Of these shares, [•] shares of common stock will be owned by existing non-affiliated shareholders and will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended. The remaining [•] shares of common stock owned by existing shareholders, including those shareholders deemed to be “affiliates” as such term is defined in the Securities Act and related rules, will be eligible for resale subject to the volume, manner of sale, holding period, and other limitations of Rules 144 and 145. In addition, shares held by our employees may be subject to forfeiture or contractual lock-up periods. See the section captioned “SHARES ELIGIBLE FOR FUTURE SALE.”

          We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, may have on the trading price of our common stock. Future sales of shares of our common stock by our existing shareholders or by us, or the perception that such sales may occur, could adversely affect the market price of shares of our common stock and may make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

Investors in this offering will experience immediate and substantial dilution in the book value of their investment.

          We expect the public offering price of our common stock in this offering to be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you invest in our common stock in this offering, you will incur an immediate dilution of $ [•] in net tangible book value per share from the price you paid, based on an assumed offering price of $[•] per share (the midpoint of the range set forth on the cover page of this prospectus). The exercise of outstanding options will result in further dilution of $[•] in net tangible book value per share from the price you paid, based on an assumed exercise price of $[•] per share. For a further description of the dilution you will experience immediately after this offering, see the section captioned “DILUTION.”

Upon closing of this offering, our management will hold a large portion of our common stock.

          Upon closing of this offering, our directors and executive officers will beneficially own about [•] million shares of our common stock, or [•]%, of our total outstanding shares (including shares issued to the underwriters’ pursuant to their over-allotment option). As a result, our management, if acting together, may be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

          They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change-in-control, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including our sale or merger.

          We are registered with the Federal Reserve as a financial holding company under the Gramm-Leach-Bliley Act and are registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the Bank Holding Company Act, and other federal laws subject financial holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

          Provisions of our Articles of Incorporation, Bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

          For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareholder action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareholders. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include:

▪	Supermajority voting requirements to remove a director from office;

▪	Requirement that only directors may fill a Board vacancy;

▪	Requirement that a Special Meeting may be called only by a majority vote of our shareholders;

▪	Provisions regarding the timing and content of shareholder proposals and nominations;

▪	Supermajority voting requirements to amend our Articles of Incorporation;

▪	Absence of cumulative voting; and

▪	Inability for shareholders to take action by written consent.

We are subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

          As a publicly reporting company, we are subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We have not paid cash dividends to our shareholders and have no plans to pay future cash dividends.

          We plan to retain earnings to finance future growth and have no current plans to pay cash dividends to shareholders. Because we have not paid cash dividends, holders of our securities will experience a gain on their investment in our securities only in the case of an appreciation of value of our securities. You should neither expect to receive dividend income from investing in our common stock nor an appreciation in value.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

          Our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return from us.

Your shares of common stock will not be an insured deposit.

           The shares of our common stock that you purchase in this offering will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

          The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains “forward-looking statements”. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

          All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in the forward-looking statements. Our ability to achieve our financial objectives could be adversely affected by the factors discussed in detail in the section captioned “Risk Factors” as well as the following factors:

▪	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

▪	changes in the securities and real estate markets;

▪	changes in monetary and fiscal policies of the U.S. Government;

▪	inflation, interest rate, market and monetary fluctuations;

▪	legislative or regulatory changes;

▪	the frequency and magnitude of foreclosure of our loans;

▪	the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations;

▪	the accuracy of our financial statement estimates and assumptions;

▪	the loss of our key personnel;

▪	the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions;

▪	our need and our ability to incur additional debt or equity financing;

▪	our customers’ perception of the safety of their deposits at 1st United Bank;

▪	our ability to redeem the Series C Preferred Stock and the Series D Preferred Stock;

▪	the effects of harsh weather conditions, including hurricanes;

▪	our ability to comply with the extensive laws and regulations to which we are subject;

▪	the willingness of customers to accept third-party products and services rather than our products and services and vice versa;

▪	increased competition and its effect on pricing;

▪	technological changes;

▪	the effects of security breaches and computer viruses that may affect our computer systems;

▪	changes in consumer spending and saving habits;

▪	changes in accounting principles, policies, practices or guidelines;

▪	anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws; and

▪	our ability to manage the risks involved in the foregoing.

          However, other factors besides those listed above and the section captioned “Risk Factors” or discussed elsewhere in this prospectus also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. These forward-looking statements are not guarantees of future performance, but reflect the present expectations of future events by our management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Any forward-looking statements made by us speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

USE OF PROCEEDS

          We estimate that our net proceeds that we will receive from this offering (based on an assumed public offering price of $[•] per share, the mid-point of the estimated price range) will be approximately $[•] million, after deducting offering expenses estimated to be $[•] and underwriting discounts and commissions. If the underwriters exercise the over-allotment option in full, we anticipate that the net proceeds from the sale of our common stock will be approximately $[•] million after deducting offering expenses and underwriting discounts and commissions.

          We plan to use the net proceeds from this offering as follows:

▪	$10.5 million to redeem all the shares of our Series C Preferred Stock and Series D Preferred Stock;

▪	$4.6 million to redeem some or all the shares of our Series B Preferred Stock;

▪	to support anticipated balance sheet growth, including contributions to the capital of 1st United Bank;

▪	enable us to maintain our status as “well capitalized” and fund continued expansion of our business;

▪	for financing possible future acquisitions of failed institutions that the FDIC has placed into receivership;

▪	for financing possible future acquisitions of other financial institutions or their branches in negotiated transactions; and

▪	for general corporate purposes.

          Other than as specified above, we have not specifically allocated the amount of net proceeds that will be used for these purposes. We are conducting the offering at this time because we believe that it will allow us to better execute on our growth strategies.

          From time to time in the ordinary course of our business, we evaluate potential acquisition opportunities, some of which may be material. At the present time, we do not have any plans, arrangements or understandings relating to any material acquisition. We currently expect that upon successful completion of this offering, we would seek to acquire similar banks or bank holding companies, or their branches, located within or adjacent to our target market and having a similar community banking philosophy. As discussed in this prospectus, as a condition to receiving regulatory approval of the Citrus Bank acquisition, we committed not to enter into any additional acquisition agreements unless the acquisition is funded entirely with our common stock (or proceeds from the issuance of our common stock) or until 1st United Bank has been profitable for four consecutive quarters.

          The precise amounts and timing of the application of the net proceeds from this offering depend upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short- and long-term investments, including, but not limited to, treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

OUR DIVIDEND POLICY

          Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. We have not paid any dividends to our holders of common stock in the past and we currently do not intend to pay dividends on our common stock in the near future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

          For a foreseeable period of time, our principal source of cash revenues will be dividends paid by 1st United Bank with respect to its common stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. For a description of these restrictions, see the section of our Annual Report on Form 10-K for the year ended December 31, 2008, entitled “Regulatory Considerations.” In addition, prior to March 13, 2012, unless we have redeemed the Series C Preferred Stock and Series D Preferred Stock or the U.S. Treasury has transferred the Series C Preferred Stock and the Series D Preferred Stock to a third party, the consent of the U.S. Treasury will be required for us to pay a dividend on our common stock. Please see the section in this prospectus entitled “Description of Our Capital Stock.”

          The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors. Regulatory authorities in their discretion could impose administratively stricter limitations on the ability of 1st United Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

DILUTION

          If you invest in our common stock, you will suffer dilution to the extent that the public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately after the offering. The tangible book value of our common stock as of June 30, 2009 was approximately $44.4 million or $5.12 per share. Tangible book value per share represents common shareholders’ equity less intangible assets and goodwill, divided by the number of shares of common stock outstanding.

          Dilution in tangible book value per common share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the tangible book value per share of our common stock immediately after the offering. After giving effect to our issuance and sale of [•] shares of common stock in this offering at an assumed public offering price of $[•] per share, not including the possible issuance of an additional [•] shares pursuant to the underwriters’ over-allotment option, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma tangible book value as of June 30, 2009 would have been $[•] million, or $[•] per share. This represents an immediate increase in tangible book value per share of $[•] to existing shareholders and an immediate dilution of $[•] per share to purchasers of our common stock in this offering.

          The following table illustrates the per share dilution to new investors as of June 30, 2009:

Assumed offering price per share		$
Tangible common book value per share as of June 30, 2009	$5.12
Increase in tangible book value per share attributable to new investors

Pro forma tangible book value per share after this offering		$

Dilution per share to new investors		$

          The following table summarizes, as of June 30, 2009, the total number of shares of common stock purchased from or issued by us, and the total consideration paid to us by existing shareholders and new investors for our common stock, before deducting underwriting discounts and commissions and estimated offering expenses, and the average price per share paid by existing shareholders and by new investors who purchase shares of common stock in this offering at the assumed public offering price of $[•] per share. The shares of common stock outstanding exclude [•] shares of common stock reserved for issuance upon exercise of outstanding options as of June 30, 2009. In addition, as discussed in the section entitled “Executive Compensation,” Messrs. Orlando, Schupp, and Marino are each entitled pursuant to their employment agreements stock options in an amount equal to three and one-third percent (3.33%) of our issued and outstanding shares of our common stock from time to time. Based on the [•] shares of our common stock to be issued pursuant to this offering, we will issue [•] options, in the aggregate, to these three officers at an exercise price per share of $[•]. These options will vest ratably over 10 years from the grant date. To the extent that options are exercised or other share awards are made, there will be further dilution to new investors.

					Average Price per Share
	Shares Purchased/Issued		Total Consideration

	Number	Percent	Amount	Percent

Shareholders existing as of June 30, 2009	8,670,231		$105,855,000		$12.21
New investors for this offering

Total		100%		100%

CAPITALIZATION

          The following table sets forth our unaudited consolidated capitalization as of June 30, 2009:

▪	on an actual basis; and

▪

on an “as adjusted” basis to give effect to (i) the issuance and sale of [•] shares of common stock in this offering, assuming that the underwriter’s over-allotment is not exercised, at an assumed public offering price per share of $[•] net of underwriting discounts and commissions and other estimated offering expenses; and (ii) the redemption of our Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock.

Dollars in thousands (unaudited)	As of June 30, 2009 (1)

	Actual	As Adjusted

Long-Term Debt:	$—		$—

Shareholders’ Equity:
Preferred Stock, undesignated, 3,779,499 shares; no shares issued or outstanding	—		—
Series A non-cumulative perpetual Preferred Stock, no par value; 750,000 shares authorized; no shares issued and outstanding at June 30, 2009	—		—
Series B non-cumulative perpetual Preferred Stock, no par value; 460,000 shares authorized; 459,503 shares issued and outstanding at June 30, 2009	4,595		—
Series C fixed rate cumulative perpetual Preferred Stock, no par value; 10,000 shares authorized; 10,000 issued and outstanding at June 30, 2009	9,295		—
Series D fixed rate cumulative perpetual Preferred Stock, no par value; 501 shares authorized; 500 issued and outstanding at June 30, 2009	556		—
Common stock, $0.01 par value, 30,000,000 shares authorized, 8,670,231 shares issued and outstanding, [•] shares issued and shares outstanding, as adjusted	87
Additional Paid-in Capital	105,768
Accumulated Deficit	(14,324)		(14,324)
Accumulated Other Comprehensive Loss	(162)		(162)

Total Shareholders’ Equity	105,815

Total Capitalization	$105,815	$

Per Common Share Data:
Book Value	$10.54
Tangible Book Value	$5.12

Regulatory Capital Ratios:
Leverage Ratio	9.28%
Tier I Risk-Based Capital Ratio	11.09%
Total Risk-Based Capital Ratio	13.38%

(1) No effect has been given to the issuance of additional shares pursuant to outstanding or future stock options. As of June 30, 2009, there are 490,608 stock options currently exercisable by Messrs. Orlando, Schupp, and Marino. These options have a weighted average exercise price of $12.60.

BUSINESS

Our Company

          We are a financial holding company headquartered in Boca Raton, Florida, a community centrally located in our geographic footprint of South Florida. Our principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which operates 12 branches in South Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties. Under our current management team we have:

▪	increased total assets from $66.8 million to $633.1 million;

▪	increased total loans from $39.6 million to $504.8 million;

▪	grown non-interest-bearing deposits from $4.6 million to $106.8 million;

▪	grown total deposits from $55.3 million to $473.4 million; and

▪	expanded our banking center network from one to 12 locations.

          We operate with a community banking philosophy where we seek to develop broad customer relationships based on service and convenience while maintaining our commitment to a conservative approach to lending and strong asset quality. We are a private bank for businesses, professionals, and individuals. We offer our customers, primarily professionals and small- and medium-sized businesses, a variety of traditional loan and deposit products, which we tailor to their specific needs. Making loans which result in a long-standing relationship with our borrowers will continue to be the cornerstone of our approach to business. We believe that our emphasis on personal service puts us at a competitive advantage relative to the other banks in our market area and has been an instrumental contributing factor to the growth that we have experienced to date. We believe our success has been built on the strength of our management team and board of directors, our credit culture, the attractive growth characteristics of the markets in which we operate and our ability to expand our franchise by attracting seasoned bankers with long-standing relationships in their communities. We have one reportable segment.

Mission Statement

          Our mission is to:

▪	Be the premier financial institution in the markets in which we do business, always operating with the highest legal, moral, and ethical standards;

▪	Create and deliver quality financial products and services to our customers in a professional, efficient and friendly manner, making sure to remember that our customers are our most important asset;

▪	Maintain an experienced, dedicated, people-oriented staff and provide a stimulating and challenging work environment that encourages, develops and rewards excellence in a non-discriminating manner;

▪

Diligently serve the banking needs of all facets of our community including low and middle-income families and minority-owned businesses with integrity, honor and pride. We participate actively and financially in the communities we serve;

▪	Maintain as our first priority our safety and soundness in order to protect our customer deposits and shareholder investments; and

▪	Through uncompromising dedication and commitment to all of the above, achieve consistently superior financial performance, which creates value for our shareholders.

Our Business Strategy

          Our business strategy has been to adopt and maintain a community bank philosophy, which we believe differentiates us from competitors, of focusing on and understanding the individualized banking needs of the businesses, professionals and other residents of the local communities surrounding our banking centers. We believe this focus allows us to be more responsive to our customers’ needs and provide a high level of personal service. As a locally-managed institution with strong ties to the community, our core customers are primarily comprised of small- to medium-sized businesses, professionals and community organizations who prefer to build a banking relationship with a community bank that offers and combines high quality, competitively priced banking products and services with personalized service. Because of our identity and origin as a locally owned and operated bank, we believe that our level of personal service provides a competitive advantage over the larger out-of-state banks, which tend to consolidate decision-making authority outside local communities.

          A key aspect of our current business strategy is to foster a community-oriented culture where our customers and employees establish long-standing and mutually beneficial relationships. We believe that with our focus on community banking needs and customer service, together with a comprehensive suite of deposit and loan products typically found at larger banks, a highly experienced management team and strategically located branch offices, we are well-positioned to be a strong competitor within our market area. A central part of this strategy is generating core deposits to support growth of a strong and stable loan portfolio.

          Capitalize on an experienced management team with significant market ties.

          An integral element of our market strategy is to capitalize on and leverage the prior experience of our highly-experienced executive management team, consisting of Messrs. Orlando, Schupp, Marino, Spute, and Jacobson. Our executive management team has extensive South Florida banking experience as well as valuable community and business relationships in our core markets. To support our founding management team, an essential component of our ongoing strategy is to attract high quality, experienced bankers with long track records of serving our target clientele in the local banking markets, and we have succeeded in attracting a number of other experienced bankers to help build and support our growth. We believe that having an extensive knowledge of the demographics, economics and residents of the local communities facilitates our efforts in gathering and retaining low-cost deposits and in making sound credit decisions.

          Focus on core customers and provide superior, relationship-based customer services

          We focus our customer service efforts on relationship banking, personalized service, direct customer contact and the ability to make credit and other business decisions locally. It is our objective to build a core customer base through advertising and marketing efforts, employee solicitation efforts, and recommendations from customers, directors, officers, shareholders and other individuals who prefer to conduct their banking business with a community bank. Our board of directors and management team focus their efforts to offer more personalized banking services than our customers would receive at larger banks, while emphasizing current technology applications. This includes a focus on specialized services for the small business and professional, personal contact with our officers, directors and employees and, above all, the development of a deep customer relationship.

          Maintain strong asset quality

          Although we place a significant emphasis on commercial lending, we strive to maintain a high-quality loan portfolio and, under our current management team, have consistently maintained the quality of our assets. This is a result of conservative underwriting standards, prudent loan approval authority levels and procedures, experienced loan officers with an intimate knowledge of the local markets, and diligent monitoring of the loan portfolio. The recessionary state of the U.S. economy and the ongoing turbulence of real estate values have resulted in an increase in delinquencies over recent quarters. Our asset quality, however, continues to compare favorably relative to industry and local peers. At June 30, 2009, our non-performing assets as a percentage of total assets was 1.59%, compared to approximately 4.73% for all Florida headquartered commercial banks with assets between $100 million and $1 billion, based on data derived from the FDIC Call Reports (latest date for which data is available).

          Continue to grow core deposit base

          The primary source of funding for our asset growth has been the generation of a stable base of core deposits resulting from a combination of competitive pricing and extensive commercial relationships in the local markets coupled with expansion of our branch system. We believe that our existing branch footprint offers the opportunity for continued core deposit growth. As such, we intend to take advantage of the market disruption created by the current recession to further strengthen our core deposit base. Our strategy is to have a mix of core deposits that favor non-interest-bearing deposits in the range of 15.0% to 25.0% of total deposits. At June 30, 2009, non-interest-bearing deposits comprised 22.6% of our total deposits.

Growth Strategies

          We intend to continue to opportunistically expand and grow our business by building on our business strategy and increasing market share in our core markets. We believe the demographics and growth characteristics within the communities we serve will provide significant opportunities to leverage our core competencies and enhance our business. Specifically, our growth strategies include:

          Selective growth organically and through acquisition

          We embrace a strategy of growth that requires an ability to achieve our objectives through a combination of organic growth and growth through selective bank and branch acquisitions. To date, we have successfully embraced both growth strategies and have consummated two whole bank acquisitions and one branch acquisition transaction while entering two additional markets through de novo branching. In 2004, we acquired First Western Bank located in Cooper City (western Broward County) and have successfully completed its integration into our operations. In February 2008, we completed the acquisition of Equitable, which had total assets of $179.9 million and provided us with an enhanced operating platform not only in our existing Broward County market, but also in northern Miami-Dade County. In August 2008, we acquired the banking center network, substantially all the deposits, and much of the loan portfolio of Citrus Bank, N.A, which expanded our footprint into Vero Beach, Sebastian and Barefoot Bay, Florida. The total purchase price included $1.5 million of contingent consideration paid equally ($750,000 per year) over the two years following the closing of the acquisition, subject to the retention of certain deposits acquired. In 2009, we were not required to pay any contingent consideration because the deposit retention goals were not reached.

          In the past, lofty bank acquisition pricing levels have caused us to use de novo branching in order to achieve growth objectives consistent with the business plan while remaining vigilant regarding bank acquisition opportunities. Messrs. Marino, Orlando and Schupp have extensive merger and acquisition experience (combined they have been part of 31 merger and acquisition transactions) and, therefore, we intend to leverage this proven experience along with our strong financial profile and capital position relative to in-market peers to participate in the unique opportunity that the current market and resultant attractive acquisition multiples present.

          As a condition of receiving regulatory approval of the Citrus Bank acquisition, we committed not to enter into any additional acquisition agreements unless the acquisition is funded entirely with our common stock or the proceeds from the issuance of our common stock, until 1st United Bank has reported four consecutive quarters of net income.

          Expand market presence in the principal markets served

          We believe that our principal target customers will continue to be businesses and professionals within our primary service area and throughout the counties served. The size of the small- to medium-sized business community in the primary service area and surrounding areas creates opportunities for us to establish new banking relationships with the individuals and businesses associated with such growth. Because our directors and management team have established reputations and banking relationships in the local community, they actively promote 1st United Bank within the relevant markets with the goal of expanding our market presence. In addition, we believe that our favorable capital levels will provide us with a competitive advantage over many of our competitors and enable us to benefit to a greater extent from improving market conditions.

          Capitalize on consolidation in our market area

          Consolidation of regional community banks within our primary service area has created opportunities to attract experienced personnel and establish relationships with customers who desire to conduct business with a locally-managed institution. The South Florida banking market is currently characterized by the dominance of large out-of-state banking organizations that entered the state primarily through acquisition. We believe that the consolidation has reduced the level of personalized service and, for the most part, the out-of-state banking organizations that dominate the banking landscape in South Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. Given our reputation and distinct community identity within the market area coupled with the range of banking products offered, we believe that we are well-positioned to capitalize on the increasing dissatisfaction among customers of these larger institutions.

          Opportunistically participate in FDIC assisted transactions

          From January 1, 2009 through August 21, 2009, 81 banking institutions have failed in the United States, including six that have occurred in the state of Florida. In our proactive pursuit of strategic franchise enhancement opportunities, we intend to evaluate the purchase of distressed banking assets as they may arise given the opportunity to capture long-term value at valuations well below historical levels.

Market Opportunity

          We conduct business through 12 banking offices located in Brevard (1), Broward (4), Indian River (2), Miami-Dade (1), and Palm Beach (4) Counties. We target small- and medium-sized businesses as well as individuals located in the primary service area throughout the counties served. We believe that these segments are the most under-served by local branches of regional and super-regional financial institutions. Furthermore, we believe that a local institution focused on quality service and managed by local community bankers can better serve the banking needs of the small and medium-sized business and relationship-oriented consumer.

          We operate in what our directors and management believe are some of the most attractive markets in Florida. These markets have historically experienced rapid population growth and enjoy high per capita income. Since 2007, however, the rapid population growth in our market area has slowed dramatically. According to data reported by the Office of Economic and Demographic Research of the Florida Legislature, the population of Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties grew from 2000 to 2009 by 18.01%, 10.10%, 27.35%, 10.56% and 16.25%, respectively, compared to the national population growth of 8.28%. These counties are projected to grow by 5.97%, 4.98%, 7.98%, 4.19%, and 6.85%, respectively, from 2009 to 2013, compared to 4.52% nationally. The national population statistics were obtained from the U.S. Census Bureau.

          Our market area represents a significant banking market within the state of Florida. As of June 30, 2008, according to data provided by the FDIC, Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties had a total of $156.9 billion of bank and thrift deposits. This represents approximately 42.1% of the deposits in the State of Florida. We believe that we are well-positioned to capitalize on the opportunities that the marketplace, our expertise and our customer base affords. The current economic stress on banks in Florida, as well as the primary service area, provides additional growth prospects through both increasing our market penetration and expanding our market presence.

Our History

          Our operations commenced on April 20, 2000, under a different management team and board of directors as Advantage Bankshares, Inc. and Advantage Bank. By April 2003, Advantage Bankshares had experienced three years of troubled operations and operating losses and was subject to regulatory directives to correct its unsatisfactory results. As part of its compliance with these directives, on April 9, 2003, Advantage Bankshares entered into a change-in-control agreement with 1st United, LLC, a company owned and controlled by several our current executive officers, including Messrs. Orlando, Schupp, and Marino and as a result we became 1st United Bancorp, Inc. and Advantage Bank changed its name to 1st United Bank. In addition, the board of directors was reconstituted and the management team and business plan were changed.

          Under our current management team we have consummated three acquisitions and opened de novo branches in new markets, all as described above. Our principal executive office and mailing address is One North Federal Highway, Boca Raton, Florida 33432, and our telephone number is (561) 362-3435. Our website address is www.1stunitedbankfl.com. Information contained in, or accessible on, our website does not constitute a part of this prospectus.

Recent Developments

          On March 13, 2009, we received $10 million in additional capital through the TARP Capital Purchase Program. In exchange, we issued 10,000 shares of our Series C Preferred Stock to the U.S. Treasury. Our Series C Preferred Stock pays an annual cumulative dividend of 5% for the first five years, and an annual cumulative dividend of 9% in any years thereafter. We also issued a warrant to the U.S. Treasury to purchase 500 shares of our Series D Preferred Stock with an exercise price of $0.01 per share. The U.S. Treasury exercised the warrant immediately, and, as a result, we issued 500 shares of our Series D Preferred Stock. Our Series D Preferred Stock pays an annual cumulative dividend of 9%.

          The Series C Preferred Stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 5% per annum for the first five years, and 9% thereafter. The Series D Preferred Stock pays an annual cumulative dividend of 9%. The dividends rank senior to any junior preferred stock and our common stock. Both the Series C Preferred Stock and the Series D Preferred Stock is non-voting, other than class voting rights on certain matters than could adversely affect the preferred stock and the ability of the holder of the preferred stock to elect directors to our board of directors if dividends on the preferred stock have not been paid.

          Until the U.S. Treasury no longer owns any shares of the Series C Preferred Stock or the Series D Preferred Stock, our employee benefit plans and other executive compensation arrangements for our current Senior Executive Officers must continue to comply in all respects with Section 111 of the EESA, as amended from time to time. Our “Senior Executive Officers” are Warren S. Orlando, Chairman; Rudy E. Schupp, Chief Executive Officer; John Marino, President; H. William Spute, Jr., Executive Vice President - Chief Banking Officer; and Wade Jacobson, Executive Vice President - Chief Lending Officer.

          Prior to March 13, 2012, unless we have redeemed the Series C Preferred Stock and Series D Preferred Stock or the U.S. Treasury has transferred the Series C Preferred Stock and Series D Preferred Stock to a third party, the consent of the U.S. Treasury will be required for us to (i) pay a dividend on our common stock or (ii) repurchase our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other limited circumstances.

          Furthermore, under the Articles of Amendment to our Articles of Incorporation, our ability to declare or pay dividends or repurchase our common stock or other equity or capital securities will be subject to restrictions in the event we fail to declare or pay all accrued dividends on the Series C Preferred Stock and the Series D Preferred Stock.

          Pursuant to the terms of the recently enacted American Recovery and Reinvestment Act of 2009, we may, upon consultation with the Federal Reserve, redeem the Series C Preferred Stock and Series D Preferred Stock at any time, without regard to whether we have replaced such funds from any source or to any waiting period.

          We intend to apply to the Federal Reserve to redeem the Series C Preferred Stock and Series D Preferred Stock with $10.5 million of the proceeds from this offering.

Competition

          Commercial banking in Florida, including our market, is highly competitive, due in large part to Florida’s profile of high population growth and wealth. As a result, Florida enjoys a vital and growing base of commercial banks. Our market contains not only a strong base of community banks, but also significant numbers of the country’s largest commercial and wealth management/trust banks.

          The following table depicts within each county (i) our market share percentage as of June 30, 2008, based on the total commercial deposits within the county; (ii) number of insured financial institutions; and (iii) number of retail branches.

County	Market Share(1)	Number of Insured Financial Institutions(1)	Number of Retail Branches(1)

Brevard	0.31%	19	145
Broward	0.45%	67	474
Indian River	1.43%	17	61
Miami-Dade	0.09%	77	650
Palm Beach	0.56%	67	494

(1) Data obtained from June 30, 2008, FDIC/OTS Summary of Deposits Report. Market share data is proforma to give effect to the Citrus acquisition in August 2008.

          Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our larger competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and technology than we can. We do not believe our business to be cyclical or seasonal in nature.

          Our largest competitors in the market include Bank of America, J.P. Morgan Chase, Wells Fargo & Company, AmTrust Financial Corporation, Citigroup, PNC Financial Services Group, and Regions Financial, and these institutions capture the majority of the deposits. We believe that community banks can compete successfully by providing personalized service and making timely, local decisions and thus draw business away from larger institutions in the market. We also believe that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions grow larger. In addition, we believe that the continued growth of our banking markets affords us an opportunity to capture deposits from new residents.

Lending Activity

          We have adopted the strategy of providing a robust and diverse series of lending channels and a suite of loan and loan-related products normally associated with large banks. While this strategy demands an investment in experienced personnel and enabling systems, it distinguishes us from the lending operations of our community bank competitors. We intend to continue to provide for the financing needs of the community we serve by offering a variety of loans including:

▪

commercial loans, which will include collateralized loans for working capital (including inventory and receivables), business expansion (including real estate acquisitions and improvements), and purchase of equipment and machinery;

▪	small business loans, including SBA lending;

▪	residential real estate loans to enable borrowers to purchase, refinance, construct upon or improve real property and home equity loans; and

▪	consumer loans, including collateralized and uncollateralized loans for financing automobiles, boats, home improvements, and personal investments.

          We follow a conservative lending policy, but one that permits prudent risks to assist consumers and businesses in our market area. We have no subprime loans. We acquire and sell loan participations from and to other banks. We also purchase mortgage-backed securities and collateralized mortgage obligations, and originate and purchase fixed-rate mortgages for which funding may be matched when desirable. Loan-related interest rates will vary depending on our cost of funds, the loan maturity, and the degree of risk. We are expected to meet the credit needs of customers while allowing prudent liquidity through our investment portfolio. We expect this positive, community-oriented lending philosophy to translate into a sustainable volume of quality loans into the foreseeable future.

          We also help enhance loan quality by employing experienced, well-trained lending officers capable of soliciting loan business. Our lending officers, as well as our credit officers and loan committees, also recognize and appreciate the importance of exercising care and good judgment in underwriting loans, which promotes our safety and profitability.

Investment Activity

          The primary objectives of our investment portfolio is to earn an acceptable rate of return through investments with a mixture of maturities and compositions, meet liquidity requirements, and mitigate interest rate sensitivity. We attempt to accomplish this by matching, to the greatest extent possible, the maturity of assets with liabilities.

          We invest primarily in U.S. Treasury and agency obligations guaranteed as to principal and interest. We enter into federal funds transactions with our principal correspondent banks. At June 30, 2009, we had $36.6 million of residential mortgage-backed securities. All of these residential mortgage-backed securities are U.S. Agency obligations guaranteed as to principal and interest. The mortgage-backed securities portfolio is a significant source of our liquidity through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to changes in the interest rate environment, increasing and decreasing in value as interest rates rise and fall. As interest rates fall, the increase in prepayments can reduce the yield on the mortgage-backed securities portfolio. Conversely, rising interest rates will reduce cash flows from prepayments and extend the duration of these assets. We monitor changes in the interest rates, cash flows and duration in accordance with our investment policy.

Deposits

          We maintain and enhance a full range of deposit accounts to meet the needs of the residents and businesses in our primary service area. Products include an array of checking account programs for individuals and small businesses, including money market accounts, certificates of deposit, IRA accounts, and sweep investment capabilities. It is our strategy to have a mix of core deposits, which favors non-interest deposits in the range of 15.0% to 25.0% of total deposits with time deposits comprising 50.0% or less of total deposits. As of June 30, 2009, approximately 22.6% and 40.1% of our total deposits was comprised of non-interest deposits and time deposits, respectively.

Marketing and Distribution

          In order to market our deposit products, we use local print advertising, provide sales incentives for our employees, and offer special events to generate customer traffic.

          Our Board of Directors and management team realize the importance of forging partnerships within the community as a method of expanding our customer base and serving the needs of our community. In this regard, we are an active participant in various community activities and organizations. Participation in such events and organizations allows management to determine what additional products and services are needed in our community, as well as assisting in our efforts to determine credit needs in accordance with the Community Reinvestment Act.

Legal Proceedings

          We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The following is management’s discussion and analysis of certain significant factors that have affected our financial condition and operating results statements, and should be read in conjunction with our Consolidated Financial Statements and related notes, which have been filed with the Securities and Exchange Commission. Management’s discussion and analysis is divided into subsections entitled “Business Overview,” “Operating Results,” “Financial Condition,” “Capital Resources,” “Cash Flows and Liquidity,” “Off Balance Sheet Arrangements,” “Legislation” and “Critical Accounting Policies.”

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

          This prospectus, including this Management’s Discussion and Analysis, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

          All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors.”

          However, other factors besides those listed above, also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Business Overview

          We are a financial holding company headquartered in Boca Raton, Florida.

          We follow a business plan that emphasizes the delivery of commercial banking services to businesses and retail banking services to individuals in our geographic market who desire a high level of personalized service. The business plan includes business banking, professional market services, real estate lending and private banking, as well as full community banking products and services. The business plan also provides for an emphasis on our Small Business Administration lending program, as well as on small business lending. We focus on the building of a balanced loan and deposit portfolio, with emphasis on low cost liabilities and variable rate loans.

          As is the case with banking institutions generally, our operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve Bank and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. We face strong competition in the attraction of deposits (our primary source of lendable funds) and in the origination of loans.

          We experienced losses for the six months ended June 30, 2009 and year ended December 31, 2008. Our losses were primarily a result of merger and integration related expenses associated with our acquisitions and an overall increase in loan loss provision due to the effect of the economic conditions on a number of our borrowers. We had a net loss of approximately $1.9 million for the six months ended June 30, 2009. This loss was substantially a result of an increase in the provision for loan losses related to the resolution of impaired loans and the increase in impaired loans during the period. In addition, we recorded a $290,000 special FDIC assessment and a lease termination of $300,000 during this period. The lease termination was a result of our integration of the Equitable merger. We had a loss of approximately $1.4 million for the year ended December 31, 2008. This loss primarily related to acquisition related expenses of approximately $1.4 million and a $1.9 million addition in loan reserves during the year.

          During the past 18 months, despite the Federal Reserve’s significant reductions in interest rates, we have maintained a strong net interest margin. High net interest margins are a hallmark of our company, which is made possible by our strategy of attracting non-interest bearing deposits and lending at variable interest rates. Our net interest margin has declined from 4.72% for the twelve months ended December 31, 2007 to 4.23% for the twelve months ended December 31, 2008 to 3.75% for the six months ended June 30, 2009. Although our net interest margin has decreased, we still a significantly higher net interest margin compared to Florida-chartered commercial banks with assets between $250 million and $5 billion, based on data derived from the FDIC Call Reports.

          Our prudent underwriting standards continue to prove valuable during this current economic climate. Our non-performing assets as a percentage of total assets was 0.07%, 1.72%, and 1.59%, as of December 31, 2007, December 31, 2008, and June 30, 2009, respectively. Again, although our non-performing assets as a percentage of total assets has increased since December 31, 2007, we still maintain one of the lowest non-performing assets as a percentage of total assets ratios among Florida-chartered commercial banks.

Operating Results

▪	Net loss for the six months ended June 30, 2009 was $1.9 million compared to a loss of $658,000 in the corresponding period in 2008.

▪

The loss for the six months ended June 30, 2009 was substantially a result of the provision for loan losses of $2.9 million for the six months ended June 30, 2009, compared to $250,000 for the six months ended June 30, 2008. The increase in loan loss provision was primarily in response to approximately $4.2 million in loans that were identified during the period as impaired which necessitated approximately $1.9 million in specific credit allocation, as well as $700,000 in loan loss reserves resulting from the sale or resolution of impaired loans during the period ended June 30, 2009.

▪

During the six months ended June 30, 2009, we recorded a $290,000 special FDIC assessment expense equal to five basis points of our total assets minus Tier 1 capital at June 30, 2009 and a $300,000 lease termination fee which negatively impacted the 2009 period.

▪	Net interest margin declined to 3.75% for the six months ended June 30, 2009, compared to 4.39% for the six months ended June 30, 2008.

▪

The remaining changes in operating results for the six months ended June 30, 2009 when compared to the six months ended June 30, 2008, were substantially a result of the Equitable merger and Citrus acquisition.

          We recorded a loss of $1.4 million for the year ended December 31, 2008, compared to earnings of $3.4 million for the year ended December 31, 2007. The loss for the year was substantially attributed to a merger related expense of $1.4 million and an addition of $1.9 million to the loan loss reserve. The decrease in net earnings was mainly due to this merger related expense in 2008, and a significant tax benefit recorded in 2007 resulting from the reversal of the valuation allowance being held against our deferred tax asset of $3.4 million, which we did not receive in 2008. In addition, a lower net interest margin in 2008 resulted from the dramatic decline in interest rates during the second half of 2008 as the Federal Reserve cut the target federal funds rate nearly 200 basis points to an unprecedented low range of zero to 0.25% in an attempt to ease credit and support the financial crisis. Operating expenses increased as a result of the Equitable merger and Citrus acquisition transactions during 2008.

          Analysis for Six Month Periods ended June 30, 2009 and 2008

                    Net Interest Income

          Net interest income, which constitutes our principal source of income, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. Our principal interest-earning assets are federal funds sold, investment securities and loans. Our interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts (“NOW accounts”), savings deposits, money market accounts, repurchase agreements and borrowings from the Federal Home Loan and Federal Reserve Banks. We invest the funds attracted by these interest-bearing liabilities in interest-earning assets. Accordingly, our net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

          The following table reflects the components of net interest income, setting forth for the six month periods ended June 30, 2009 and 2008, (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) our net interest margin (i.e., the net yield on interest earning assets).

          Changes in interest earnings for the six-month period ended June 30, 2009 and 2008:

(Dollars in thousands)	June 30, 2009			June 30, 2008

	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid

Assets
Interest earning assets
Loans(a)	$496,342	$12,856	5.19%	$400,715	$13,605	6.83%
Investment securities	40,847	959	4.70%	35,151	846	4.84%

Federal funds sold and securities purchased under resale agreements and other	9,447	80	1.70%	15,863	284	3.60%

Total interest earning assets	546,636	13,895	5.10%	451,729	14,735	6.56%

Non-interest earning assets	81,832			54,038
Allowance for loan losses	(5,780)			(3,648)

Total assets	$622,688			$502,119

Liabilities and Shareholders’ Equity
Interest-bearing liabilities
NOW accounts	$58,665	$73	0.25%	$45,049	$287	1.28%
Money market accounts	101,879	470	0.93%	84,148	972	2.32%
Savings accounts	13,667	41	0.60%	6,604	25	0.76%
Certificates of deposit	179,882	2,714	3.02%	136,736	2,740	4.03%
Customer repurchase agreements	15,692	22	0.29%	20,313	130	1.29%
Other borrowings	41,435	367	1.78%	46,023	719	3.14%

Total interest-bearing liabilities	411,220	3,687	1.80%	338,873	4,873	2.89%

Non-interest bearing liabilities
Demand deposit accounts	103,562			85,320
Other liabilities	3,221			5,280

Total non-interest bearing liabilities	106,783			90,600

Shareholders’ equity	104,685			72,646

Total liabilities and shareholders’ equity	$622,688			$502,119

Net interest spread		$10,208	3.30%		$9,862	3.67%

Net interest margin			3.75%			4.39%

(a) Average loans include non-performing loans; interest on loans includes loan origination fees of $132,000 in 2009 and $170,000 in 2008.

          Rate Volume Analysis. The following table sets forth certain information regarding changes in our interest income and interest expense for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

Changes in interest earnings for the six-month period ended June 30, 2009:

(Dollars in thousands)	June 30, 2009

	Change in Interest Income/ Expense	Variance Due to Volume Changes	Variance Due to Rate Changes

Earning Assets
Loans	$(749)	$2,861	$(3,610)
Investment securities	113	134	(21)
Interest earning assets	(204)	(89)	(115)
Federal funds sold and securities purchased under resale agreements and other

Total interest earning assets	$(840)	$2,906	$(3,746)

Liabilities and Shareholders’ Equity
Interest bearing liabilities
NOW accounts	$(214)	$68	$(282)
Money market accounts	(502)	173	(675)
Savings accounts	16	22	(6)
Certificates of deposit	(26)	745	(771)
Customer repurchase agreements	(108)	(24)	(84)
Other borrowings	(352)	(66)	(286)

Total interest bearing liabilities	$(1,186)	$918	$(2,104)

Net interest spread	$346	$1,988	$(1,642)

          Our year-to-date net interest income was positively impacted by the increase in loans from the $38.0 million of loans we acquired in the Citrus acquisition as well as overall new loan production for the six months ended June 30, 2009. As the acquisition was effective August 15, 2008, the acquired assets only affected net interest income for 2009. Average total loans grew by $95.6 million, or 23.9%, from $400.7 million at June 30, 2008 to $496.3 million at June 30, 2009. At June 30, 2009, net loans represented 78.6% of total assets and 102% of total deposits and customer repurchase agreements versus 77.9% of total assets and 103.6% of total deposits and customer repurchase agreements at June 30, 2008. Earnings for the six months ended June 30, 2009 were negatively impacted by the full impact of decreases in the overnight funds rate and the 1st United Bank’s prime lending rate which occurred throughout 2008. A substantial portion of the 1st United Bank’s loans (approximately 60% of total loans) fluctuate at least quarterly with changes in the 1st United Bank’s prime rate. Since January 1, 2007, the 1st United Bank’s lending prime rate has decreased from 8.25% to 3.25% at June 30, 2009. This decrease has had a negative impact on our interest income and margin.

          Net interest income was $10.2 million for the six months ended June 30, 2009, as compared to $9.9 million for the six months ended June 30, 2008, an increase of $346,000 or 3.5%. The increase resulted primarily from an increase in average earning assets of $94.9 million or 21.0% primarily due to the Equitable merger and Citrus acquisition. However, the net interest margin (i.e., net interest income divided by average earning assets) decreased 64 basis points from 4.39% during the six months ended June 30, 2008 to 3.75% during the six months ended June 30, 2009. The decrease was mainly the result of aggressive reductions by the Federal Reserve of the discount rate and overnight federal funds rate. At the same time, we have conservatively remained competitive with interest rates offered to our customers. Further decreases to the prime lending rate may negatively impact our net interest income.

On the other hand, an increase in the prime lending rate will positively impact our net interest income as the majority of our loan portfolio is at variable rates.

                    Non-interest Income, Non-interest Expense, Provision for Loan Losses, and Income Taxes

          Non-interest income includes service charges on deposit accounts, gains or losses on sales of securities and loans, and all other items of income, other than interest, resulting from our business activities. Non-interest income increased by $441,000, or 45.7%, when comparing the first six months of 2009 to the same period last year. The increase is principally due to gain on sale of securities of $530,000, and higher service charges and fees on deposit accounts, which was offset by a decrease in other non-interest income.

          During the six months ended June 30, 2009, we sold approximately $13.9 million of securities and realized a net gain of $530,000. The sales of these available for sale securities were made to take advantage of market conditions and realize a portion of the recent appreciation in the securities portfolio to partially offset the one-time costs associated with the lease termination and special FDIC assessment described below.

          We have experienced an overall slow down in the origination of residential loans for sale during 2009 resulting in a decrease in net gain on sales of residential loans of $19,000 to $68,000 for the six month period ended June 30, 2009 compared to the six month period ended June 30, 2008. The slow down has been primarily a result of the overall slow down in home sales in South Florida. In addition, gains and fees on sales of government guaranteed loans decreased from $17,000 in the period ended June 30, 2008 to $0 in the period ended June 30, 2009. This is also a result of significant slowdown in Small Business Administration loans being made by us.

          Service charges increased from the six-month period ending June 30, 2008, by approximately $88,000 to $651,000 for the six-month period ending June 30, 2009, as a result of an increase in average deposits during 2009 of $99.8 million primarily due to the Equitable merger and Citrus acquisition. Other income decreased by $141,000 to $158,000 for the six months ended June 30, 2009, primarily as a result of an overall decrease in new loan and prepayment activities and lower income from our company owned life insurance.

          Non-interest expense is comprised of salaries, employee benefits, occupancy and equipment expense and other operating expenses incurred in supporting our various business activities. Non-interest expense remained relatively constant for the first six months ended June 30, 2009, versus the comparable period a year earlier, decreasing by $51,000 or 0.4%.

          The following summarizes the changes in non-interest expense accounts for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 (in thousands):

	Six months ended

	June 30, 2009	June 30, 2008	Difference

Salaries and employee benefits	$4,812	$5,225	$(413)
Occupancy and equipment	3,173	2,687	486
Data processing	934	812	122
Telephone	289	243	46
Stationery and supplies	123	144	(21)
Amortization of intangibles	161	97	64
Professional fees	366	126	240
Advertising	33	79	(46)
Merger reorganization expenses	—	1,289	(1,289)
FDIC assessment	684	134	550
Impairment of available for sale securities	120	—	120
Other	896	806	90

Total non-interest expense	$11,591	$11,642	$(51)

          Salaries and employee benefits decreased $413,000 or 7.9% from the period ending June 30, 2008 to June 30, 2009. Total employees at June 30, 2008 were 130 full-time and 18 part-time, compared to 127 full-time and 13 part-

time at June 30, 2009. Fifty employees added from the Equitable Merger were offset by a planned reduction in staff of 16 employees.

          Occupancy and equipment expense increased $486,000 or 18.1% from the period ending June 30, 2008 to June 30, 2009. During the period ended June 30, 2009, we negotiated the termination of our second and third floors of our current Fort Lauderdale banking center, and correspondingly extended the lease for the first floor for the five year renewal period beginning November 1, 2011. This facility was acquired as part of the Equitable Merger. The estimated remaining gross rent for the two floors terminated was $650,000, and we paid $300,000 to terminate the lease effective July 1, 2009, which was expensed and included in Occupancy Expense in the six month period ended June 30, 2009. The estimated quarterly savings in occupancy is approximately $60,000. The remaining increase was a result of adding five banking facilities from the Equitable merger and the Citrus acquisition.

          Data processing expense increased by $122,000 or 15% to $934,000 for the six months ended June 30, 2009 compared to June 30, 2008 due to the overall increase in deposits and loans due to the Equitable merger and Citrus acquisition. Professional fees increased $240,000 or 190% to $366,000 due to an increase in legal and appraisal fees on non-performing loans and the collection of loans. Merger reorganization expenses for the six months ended June 30, 2008 were a result of closing three offices and miscellaneous other costs in the prior year due to the Equitable merger. The FDIC assessment expense increased $550,000 or 410% due to the $290,000 special assessment accrued in the six months ended June 30, 2009, an increase of FDIC insured covered deposits, and an overall increase in average deposits from $357.9 million for the six months ended June 30, 2008 to $457.7 million for the six months ended June 30, 2009. Changes in the other non-interest expense accounts were a result of normal fluctuations for the periods presented.

          We recorded a $2.9 million loan loss provision for the six months ended June 30, 2009, compared to $250,000 for the six months ended June 30, 2008. The $2.9 million provision for the six months ended June 30, 2009 was primarily a result of approximately $4.2 million in loans that were identified during the period as impaired which required approximately $1.9 million in specific credit allocation, as well as approximately $700,000 in loan loss reserves in the period resulting from the sale or resolution of impaired loans during the period ended June 30, 2009.

          We recorded an impairment amount of $120,000 which represented the remaining balance of a corporate investment, based on our review of the issuer’s financial condition.

          We recorded a $1.0 million tax benefit (based on an effective tax rate of approximately 34%) for the six months ended June 30, 2009, compared to a tax benefit of $406,000 for the same period in 2008.

          Analysis for Years Ended December 31, 2008, 2007, and 2006

                    Net Interest Income

          The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) our net interest margin (i.e., the net yield on interest earning assets).

          Net interest earnings for the years ended December 31, 2008 and 2007 are reflected in the following table:

(Dollars in thousands)	Year ended

	December 31, 2008			December 31, 2007

	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid

Assets
Interest-earning assets
Loans (a)	$439,124	$28,017	6.38%	$274,030	$22,398	8.17%
Investment securities	36,417	1,806	4.96%	36,190	1,664	4.60%
Federal funds sold, securities purchased under resale agreements and other	13,472	427	3.17%	12,543	637	5.08%

Total interest earning assets	489,013	30,250	6.19%	322,763	24,699	7.65%

Non-interest earning assets	66,246			28,446
Allowance for loan losses	(4,133)			(2,229)

Total Assets	$551,126			$348,980

Liabilities and Shareholders’ Equity
Interest-bearing liabilities
NOW accounts	$47,851	$456	0.95%	$35,722	$642	1.80%
Money market accounts	92,959	1,804	1.94%	64,984	2,428	3.74%
Savings accounts	9,585	69	0.72%	3,010	10	0.33%
Certificates of deposit	157,601	5,861	3.72%	79,520	4,178	5.25%
Federal funds purchased and Repos	20,061	204	1.02%	19,645	779	3.97%
Other borrowings	41,553	1,190	2.86%	27,107	1,437	5.30%

Total interest-bearing liabilities	369,610	9,584	2.59%	229,988	9,474	4.12%

Non-interest-bearing liabilities
Demand deposit accounts	93,451			66,101
Other liabilities	4,461			1,768

Total non-interest bearing liabilities	97,912			67,869
Shareholders’ Equity	83,604			51,123

Total Liabilities and Shareholders’ Equity	$551,126			$348,980

Net interest spread		$20,666	3.59%		$15,225	3.53%

Net interest margin (b)			4.23%			4.72%

(a) Average loans include non-performing loans. Interest on loans includes loan fees of $427,000 in 2008, $209,000 in 2007, and $229,000 in 2006.

(b) Net interest margin is net interest income divided by average total interest-earning assets.

          Our net interest income for the year ended December 31, 2008 was positively impacted by the increase in loans primarily from the $184.7 million of loans we acquired in the Equitable merger and Citrus acquisition. As the Equitable merger was effective February 29, 2008, the merged assets affected net income for ten months, while the Citrus acquisition which was effective August 15, 2008, affected operations for four and one-half months. Total loans grew by $201.5 million, or 70.6%, from $285.4 million at December 31, 2007 to $486.9 million at December 31, 2008. At December 31, 2008, net loans represented 77.9% of total assets and 110.3% of total deposits versus 75.4% of total assets and 104% of total deposits at December 31, 2007. Earnings for the year ended December 31, 2008 were negatively impacted by the full impact of decreases in the overnight Federal funds rate and 1st United Bank’s and the prime lending rate published in the Wall Street Journal which occurred throughout the last quarter of 2007 and 2008. A substantial portion of 1st United Bank’s loans (approximately 60% of total loans) fluctuate at least quarterly with changes in 1st United Bank’s and Wall Street Journal’s prime rate. Since January 1, 2007, 1st United

Bank’s and the Wall Street Journal’s lending prime rate has decreased from 8.25% to 3.25% at December 31, 2008. This decrease has had a negative impact on our interest income and margin.

          Net interest income was $20.7 million for the year ended December 31, 2008, as compared to $15.2 million for the year ended December 31, 2007, an increase of $5.4 million or 35.7%. The increase resulted primarily from an increase in average earning assets of $166 million or 51.5% primarily due to the Equitable merger and Citrus acquisition. However, the net interest margin (i.e., net interest income divided by average earning assets) decreased 49 basis points from 4.72% during the year ended December 31, 2007 to 4.23% during the year ended December 31, 2008. The decrease was mainly the result of aggressive reductions by the Federal Reserve of the discount rate and overnight federal funds rate and higher volume of borrowings, resulting from a slowdown in deposit growth during 2008. At the same time, we have conservatively remained competitive with interest rates offered to our customers.

          Net interest earnings for the years ended December 31, 2007 and 2006 are reflected in the following table:

(Dollars in thousands)	Year ended

	December 31, 2007			December 31, 2006

	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid

Assets
Interest-earning assets
Loans(a)	$274,030	$22,398	8.17%	$224,893	$18,314	8.14%
Investment securities	36,190	1,664	4.60%	32,225	1,276	3.96%
Federal funds sold and securities purchased under resale agreements	12,543	637	5.08%	6,711	358	5.33%

Total interest earning assets	322,763	24,699	7.65%	263,829	19,948	7.56%

Non-interest earning assets	28,446			26,988
Allowance for loan losses	(2,229)			(2,013)

Total Assets	$348,980			$288,804

Liabilities and Shareholders’ Equity
Interest-bearing liabilities
NOW accounts	$35,722	$642	1.80%	$31,261	$494	1.58%
Money market accounts	64,984	2,428	3.74%	47,729	1,494	3.13%
Savings accounts	3,010	10	0.33%	3,388	10	0.30%
Certificates of deposit	79,520	4,178	5.25%	64,220	2,945	4.59%
Repos	19,645	779	3.97%	19,261	771	4.00%
Other borrowings	27,107	1,437	5.30%	9,493	519	5.47%

Total interest-bearing liabilities	229,988	9,474	4.12%	175,352	6,233	3.55%

Non-interest-bearing liabilities
Demand deposit accounts	66,101			61,376
Other liabilities	1,768			1,518

Total non-interest-bearing liabilities	67,869			62,894

Shareholders’ Equity	51,123			50,558

Total Liabilities and Shareholders’ Equity	$348,980			$288,804

Net interest spread		$15,225	3.53%		$13,715	4.01%

Net interest margin (b)			4.72%			5.20%

(a) Average loans include non-performing loans. Interest on loans includes loan fees of $427,000 in 2008, $209,000 in 2007, and $229,000 in 2006.

(b) Net interest margin is net interest income divided by average total interest-earning assets.

          Net interest income was $15.2 million for the year ended December 31, 2007 compared with $13.7 million for the year ended December 31, 2006, an increase of $1.5 million or 11.0%. The increase resulted primarily from an increase in earning assets of $58.9 million or 22.3%. Net interest margin decreased from 5.20% during the year ended December 31, 2006 to 4.72% during the year ended December 31, 2007. The decrease in net interest margin was primarily related to the overall decrease in the prime rate from 8.25% at the beginning of 2007 to 7.25% at December 2007 while deposit rates increased as a result of competitive market factors.

                     Rate Volume Analysis. The following table sets forth certain information regarding changes in our interest income and interest expense for the year ended December 31, 2008, as compared to the year ended December 31, 2007, and during the year ended December 31, 2007 as compared to the year ended December 31, 2006. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

          Changes in interest earnings for the years ended December 31, 2008 and 2007 were as follows:

(Dollars in thousands)	Years ended December 31, 2008 and 2007

	Change in Interest Income/ Expense	Variance Due to Volume Changes	Variance Due to Rate Changes

Assets
Interest-earning assets
Loans	$5,619	$11,324	$(5,705)
Investment Securities	142	10	132
Federal funds sold and securities purchased under resale agreements	(210)	44	(254)

Total interest-earning assets	$5,551	$11,378	$(5,827)

Liabilities and Shareholders’ Equity
Interest-bearing liabilities
NOW accounts	$(186)	$175	$(361)
Money market accounts	(624)	808	(1,432)
Savings accounts	59	38	21
Certificates of deposit	1,683	3,179	(1,496)
Federal funds purchased and repos	(575)	16	(591)
Other borrowings	(247)	577	(824)

Total interest-bearing liabilities	$110	$4,793	$(4,683)

Net interest spread	$5,441	$6,585	$(1,144)

          Changes in interest earnings for the years ended December 31, 2007 and 2006 were as follows:

(Dollars in thousands)	Years ended December 31, 2007 and 2006

	Change in Interest Income/ Expense	Variance Due to Volume Changes	Variance Due to Rate Changes

Assets
Loans	$4,084	$4,016	$68
Investment securities	388	168	220
Federal funds sold and securities purchased under resale agreements	279	297	(18)

Total interest-earning assets	$4,751	$4,481	$270

Liabilities and Shareholders’ Equity Interest bearing liabilities
NOW accounts	$148	$75	$73
Money market accounts	934	608	326
Savings accounts	—	(1)	1
Certificates of deposit	1,233	766	467
Federal funds purchased and Repos	8	15	(7)
Other borrowings	918	934	(16)

Total interest-bearing liabilities	$3,241	$2,397	$844

Net interest spread	$1,510	$2,084	$(574)

                    Provision for Loan Losses

          The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon anticipated experience, the volume and type of lending conducted by us, the amounts of past due and non-performing loans, general economic conditions, particularly as they relate to our market area, and other factors related to the collectability of our loan portfolio. For the year ended December 31, 2008, the provision for loan losses was $1.9 million as compared to $145,000 for 2007. The primary reason for the increase was due to deterioration of market conditions, which resulted in an increase in non-performing loans, and an increase in charge-offs during the year. For the year ended December 31, 2007, the provision for loan losses was $145,000 as compared to $181,000 for the year ended December 31, 2006. During the year ended December 31, 2007, the provision for loan losses was minimal as net loan growth was minimal due to a high volume of payoffs during the year. As of December 31, 2008 and 2007, the allowance for loan losses was 1.19% and 0.73%, respectively, of total loans. As of December 31, 2008 and 2007, the allowance for loan losses to non-performing loans was 55% and 742%, respectively.

                    Non-Interest Income

          Following is a schedule of non-interest income for the years ended December 31, 2008, 2007, and 2006:

(Dollars in thousands)	Year ended December 31,

	2008	2007	2006

Service charges fees on deposit accounts	$1,262	$573	$365
Net gain on sale of securities	119	—	—
Net gain on sale and fee referrals of government guaranteed loans	17	371	484
Net gain on sale of residential real estate loans	109	491	181
Increase in cash surrender value of company owned life insurance	178	177	107
Other	352	299	281

	$2,037	$1,911	$1,418

          Service charges and fees on deposit accounts have increased by $689,000 or 120.2% for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This increase was primarily due to the increase in deposits resulting from the Equitable merger and Citrus acquisition.

          We have experienced an overall slow down in the origination of residential loans for sale during 2008 resulting in a decrease in net gain on sales of residential loans from $491,000 in the year ended December 31, 2007 to $109,000 for the year ended December 31, 2008. The slow down has been primarily a result of the overall slow down in home sales in South Florida. We have reduced the staff originating residential loans from seven in 2007 to two employees as of December 31, 2008. In addition, gains and fees on sales of government guaranteed loans decreased from $371,000 in the year ended December 31, 2007 to $17,000 in the year ended December 31, 2008. This decrease of $354,000 was a result of significant slowdown in Small Business Administration loans being made by us.

          Service charges and fees on deposit accounts increased by $208,000 or 57.0% for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was primarily due to the overall growth in average deposits from 2007 which was approximately $249.3 million compared to $208.0 million for 2006, an increase of approximately 19.9%. Gain on sale of residential loans increased by $310,000 or 171.3% for the year ended December 31, 2007 when compared to the year ended December 31, 2006. This increase was primarily due to the additional residential staff hired during the year to meet increased demand within the market.

          We generally sell the guaranteed portions of SBA loans we originate. Gain on sales of loans represents the portion of the gain on such sales that is recognizable under FASB Statement No. 140. Included in other fee income is loan servicing fee income on the portion of SBA loans sold. The amount recognized as income is directly related to the balances of loans outstanding serviced by us. In addition, we sell most of our first mortgage residential loans, servicing released.

                    Non-Interest Expenses

          Following is a schedule of non-interest expense for years ended December 31, 2008, 2007, and 2006:

(Dollars in thousands)	Year ended December 31,

	2008	2007	2006

Salaries and employee benefits	$10,540	$9,281	$8,368
Occupancy expense	5,634	4,007	3,136
Data Processing	1,684	1,167	854
Telephone	531	412	328
Advertising	119	167	244
Stationary and supplies	294	233	242
Amortization of intangibles	250	96	118
FDIC assessment	327	135	24
Professional fees	278	207	196
Merger related expenses	1,395	—	—
Other	1,852	1,284	1,377

	$22,904	$16,989	$14,887

          Non-interest expense is comprised of salaries and employee benefits, occupancy and equipment expense, and other operating expenses incurred in supporting our various business activities. During the year ended December 31, 2008, non-interest expense increased to $22.9 million compared to $17.0 million for the year ended December 31, 2007, an increase of $5.9 million or 34.8% merger related expenses accounted for approximately $1.4 million of the increase. These expenses included the estimated current period costs related to the closing of three offices, bonuses related to the Equitable merger and miscellaneous other costs.

          The remaining other expenses included in non-interest expense increased approximately $4.5 million from the year ended December 31, 2007 compared to December 31, 2008. The individual increases were primarily a result of the Equitable merger and Citrus acquisition whereby ten months of combined expenses were included in the period ended December 31, 2008 due to the Equitable Merger, and four and one-half months combined expenses from the Citrus Acquisition. Salaries and employee benefits increased $1.3 million or 13.6% from the year ended December 31, 2007 to 2008. Total full-time and part-time employees at December 31, 2007 were 104 and 13, respectively, compared to 141 full-time and 12 part-time at December 31, 2008. Fifty employees added from the Equitable merger were partially offset by a planned reduction in staff of 16 employees. In addition, we added 22 new full-time and three part-time employees from the Citrus acquisition. Occupancy and equipment expense increased $1.6 million or 40.6% from the period ended December 31, 2007 to December 31, 2008. The increase was a result of adding five new banking centers due to the Equitable merger, and three new banking centers as a result of the Citrus acquisition, as well as expenses related to two new banking centers opened by us since December 31, 2007, the recurring increase in costs due to relocating to a permanent facility for one branch and the occupancy costs related to the operations center. Other operating expenses for the period ended December 31, 2008, excluding the above merger related expenses, were $1.6 million higher or 44.2%, mainly due to the effect of the Equitable merger and the Citrus acquisition.

          During the year ended December 31, 2008, we converted the Equitable data processing system into ours. Approximately $200,000 in personnel and data processing relating costs were incurred during the year ended December 31, 2008 related to operating the two different systems for part of the period.

          During the year ended December 31, 2007, non-interest expenses increased to $17.0 million as compared to $14.9 million for the year ended December 31, 2006, an increase of $2.1 million or 14.1%. The overall increase in non-interest expense on a year-over-year basis is mainly attributed to the rapid increase in growth in accordance with the business plans established since the change-in-control in 2003. We have added thirteen banking centers since July 2003, as well as the related support staff to facilitate our growth. On June 30, 2003, we had 16 employees. As planned following the change-in-control in 2003 and for subsequent years through 2007, we hired experienced and seasoned bankers bringing the total number of employees to 109 as of December 31, 2007. During the year ended December 31, 2007, salaries and employee benefits increased to $9.3 million from $8.4 million for the year ended December 31, 2006, an increase of $913,000 or 10.9%. These increases were due to the increase in the number of employees, as described above, as well as normal compensation and benefit increases for existing employees.

          During the year ended December 31, 2007, we consolidated our operation centers into a new facility, opened two new banking centers, one in Coral Springs, Florida, and one in Hollywood, Florida, which resulted in an increased non-interest expense for the period as compared to the year ended December 31, 2006. In addition, as a result of an overall slowdown in the markets served by us, we announced a number of cost cutting initiatives in late 2006, which were implemented in 2007. This effort resulted in a decrease in overall staff from 133 full-time equivalent employees at December 31, 2006 to 109 at December 31, 2007. Severance payments related to terminated employees were approximately $150,000 for the year ended December 31, 2007.

          Occupancy expense for the year ended December 31, 2007 increased to $4.0 million as compared to $3.1 million during the year ended December 31, 2006, an increase of $871,000 or 27.8% resulting from opening the Coral Springs and Hollywood banking centers, an operations center and the permanent banking center in West Palm Beach during the year.

          The increases in both data processing and other non-interest expenses during the year ended December 31, 2007, as compared to the year ended December 31, 2006, were primarily due to our rapid growth described above.

                    Income Tax Expense (Benefit)

          In the year ended December 31, 2008, we recognized an income tax benefit of $752,000 due to the pre-tax loss of $1.9 million. We recognized an income tax benefit of $3.4 million for the year ended December 31, 2007 due to the reversal of a valuation allowance related to deferred tax assets which management determined that the benefits will be utilized prior to expiration. No income tax expense or benefit was recognized for year ended December 31, 2006. From 2002 through 2005, we experienced net losses. During this time frame, a valuation allowance was recorded to completely offset the deferred tax assets associated with the net operating loss carry forwards generated by these net losses. During 2006, a portion of the valuation allowance was used to reduce the tax expense associated with the net income earned during those periods.

          The valuation allowance established on the remaining deferred tax assets associated with the net operating loss carry forwards was reversed at the end of 2007 as management estimated the tax benefits would be able to be utilized prior to their expiration.

                    Inflation

          The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

          Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail in the section entitled “Results of Operations.”

Financial Condition

          At June 30, 2009, our total assets were $633.1 million and our net loans were $497.4 million or 78.6% of total assets. At December 31, 2008, our total assets were $617.8 million and our net loans were $480.4 million or 77.8% of total assets. The increase in net loans from December 31, 2008 to June 30, 2009 was $16.9 million or 3.5% due to ongoing business development efforts (approximately $38.3 million originated or participations repurchased and $21.4 million in pay downs). Compared to the prior two years, the growth rate of the loan portfolio has slowed. This is generally a result of an overall slowdown in commercial loan production in the markets serviced by 1st United Bank, as well as an increased level of commercial loan payoffs.

          At June 30, 2009, the allowance for loan losses was $7.4 million or 1.47% of total loans and provided coverage for non-performing loans of 76%. At December 31, 2008, the allowance for loan losses was $5.8 million or 1.19% of total loans, which represented coverage of 54.7% of non-performing loans.

          At June 30, 2009, our total deposits were $473.4 million, an increase of $37.1 million (8.5%) over December 31, 2008 of $436.3 million The increase was primarily due to higher customer balances that may be reflective of branch marketing efforts to attract such deposits. Non-interest bearing deposits represented 22.6% of total deposits at June 30, 2009 compared to 23.1% at December 31, 2008.

          Federal Home Loan and Federal Reserve Bank borrowings decreased $27.0 million to $29.0 million at June 30, 2009 when compared to 2008 primarily due to increased funding through core deposits.

          Investment Activity

          Our consolidated securities portfolio is managed to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes several callable agency debentures, mortgage-backed securities, adjustable rate mortgage pass-throughs, collateralized mortgage obligations and one small corporate security. Our financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment.

          The following table sets forth the carrying amount of our investments portfolio, all of which was classified as “available-for-sale,” as of June 30, 2009, December 31, 2008, 2007 and 2006:

(Dollars in thousands)	June 30,	December 31,

	2009	2008	2007	2006

Fair value of investments
U.S. Treasury and Federal agencies	$4,455	$18,800	$31,347	$28,942
Residential mortgage backed securities	36,638	16,155	3,949	3,673
Corporate obligations	0	120	250	252

	$41,093	$35,075	$35,546	$32,867

          The following table sets forth the fair value and weighted average yield of our investments portfolio as of June 30, 2009:

(Dollars in thousands)	Fair Value	Average Weighted Yield

U.S. Treasury and Federal Agencies
Less than 12 months	$—	—
Over one year through five years	—	—
Over five through ten years	4,455	4.42%
Over ten years	—	—

Total	4,455	4.42%

Corporate Obligations
Over ten years	—	—

Total	—	—

Mortgage-Backed Securities
Less than 12 months	52	4.53%
Over one year through five years	836	3.64%
Over five through ten years	—	—
Over ten years	35,284	4.33%

Total	36,172	4.32%

Collateralized Mortgage Obligations
Less than 12 months
Over one year through five years
Over five through ten years	218	5.94%
Over ten years	248	6.33%

Total	466	6.15%

Total Book Value	$41,093	4.35%

          As of June 30, 2009, we held no tax-exempt obligations and we held no instruments from issuers (other than the U.S. government) where the book value or market value represented more than ten percent of shareholders’ equity.

          We have adopted Statement of Financial Accounting Standards (“FAS”) No. 115, Accounting for Certain Investments in Debt and Equity (“FAS 115”), which requires companies to classify investments securities, including mortgage-backed securities, as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, reported as a separate component of shareholders’ equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings. As a result of the adoption of FAS 115, under which we expect to continue to hold our investment securities classified as available-for-sale, changes in the underlying market values of such securities can have a material adverse effect on our capital position. Typically, an increase in interest rates results in a decrease in underlying market value and a decrease in the level of principal repayments on mortgage-backed securities. As a result of changes in market interest rates, changes in the market value of available-for-sale securities resulted in a decrease of $931,000 in shareholders’ equity for the six months ended June 30, 2009 and increases of $512,000, $582,000, and $229,000 in shareholders’ equity for the years ended December 31, 2008, 2007 and 2006, respectively. These fluctuations in shareholders’ equity represent the impact of changes in interest rates on the value of these investments.

          Borrowings

          The following tables reflect borrowing activity for the six months ended June 30, 2009 and the years ended December 31, 2008, 2007, and 2006.

(Dollars in thousands)	June 30, 2009				December 31, 2008

	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid

Repurchase agreements	$16,176	0.21%	$14,449	0.24%	$18,129	0.29%	$19,038	0.92%
Fed Funds purchased	—	—	1,243	0.81%	—	—	1,023	2.74%
FRB/FHLB advances	29,000	1.21%	36,185	1.13%	56,013	1.08%	37,654	2.50%
Other borrowings	5,250	5.98%	5,250	6.26%	5,250	6.49%	3,899	6.49%

Total	$50,426		$57,127		$79,392		$61,614

(Dollars in thousands)	December 31, 2007				December 31, 2006

	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid	Actual	Weighted Avg Rate	YTD Avg	Avg Rate Paid

Repurchase agreements	$27,509	2.39%	$17,836	3.78%	$18,859	4.11%	$17,050	3.84%
Fed Funds purchased	—	—	1,809	5.75%	2,876	5.79%	2,211	5.25%
FHLB advances	20,000	4.63%	27,107	5.30%	17,500	5.50%	9,493	5.47%
Other borrowings	—	—	—	—	—	—	—	—

Total	$47,509		$46,752		$39,235		$28,754

          Maximum balance at any given month end during the periods of analysis is reflected in the following tables:

(Dollars in thousands)

	June 30,		December 31,

	2009		2008		2007		2006

	Maximum Balance at any month-end		Maximum Balance at any month-end		Maximum Balance at any month-end		Maximum Balance at any month-end

Repurchase agreements	$16,176	June-09	$23,757	Mar-08	$27,537	Jan-07	$25,188	Oct-06
Fed Funds purchased	1,462	Feb-09	6,301	Aug-08	7,819	May-07	10,735	Mar-06
FHLB advances	40,000	Mar-09	56,000	Dec-08	35,000	Jun-07	17,500	Dec-06
Other borrowings	5,250	Jun-09	5,500	Nov-08	—		—

          Asset Quality

          Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. We, on a routine basis, monitor these concentrations in order to consider adjustments in our lending practices to reflect economic conditions, loan-to-deposit ratios, and industry trends. As of June 30, 2009 and December 31, 2008, no concentration of loans within any portfolio category exceeded 10.0% of total loans, except that as of such dates loans collateralized with mortgages on real estate represented 81.2% and 79.8%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses. We develop and maintain business relationships with custom residential homebuilders primarily in Palm Beach and Broward Counties and to a lesser extent in surrounding markets. We provide loan facilities to qualified custom homebuilders to support the construction of speculative and pre-sold custom one-to-four family residences, as well as lot acquisition loans, guidance lines of credit and commercial real estate. For purposes of safety and soundness, we have established a self imposed limit of up to 20.0% of the loan portfolio in speculative one-to-four family residences to such qualified homebuilders and a limit of up to 15.0% in speculative commercial real estate loans. At June 30, 2009, we had exposure of 6.1% and 7.7%, respectively, of total loans related to the program, compared to 8.4% and 9.8%, respectively, at December 31, 2008.

          The following charts illustrate the composition of our loan portfolio as of June 30, 2009 and December 31, 2008.

Loan Portfolio as of June 30, 2009

(Dollars in thousands)
Loan Types	Total Loans	Balance Outstanding	% of Loan Portfolio	% of Total Assets

Commercial Real Estate	202	$225,891	44.74%	35.68%
Construction and Development Loans	48	69,248	13.72%	10.94%
Commercial and Industrial	381	84,137	16.67%	13.29%
Closed End First Lien 1-4 Family	103	56,349	11.16%	8.90%
Home Equity Line of Credit	240	48,188	9.55%	7.61%
Multi-family Loans	14	8,940	1.77%	1.41%
Consumer Loans	199	10,571	2.09%	1.67%
Closed-End Junior Lien 1-4 Family	17	1,377	0.27%	0.22%
Other	0	148	0.03%	0.02%

Total	1,204	$504,849	100.00%	79.74%

Loan Portfolio as of December 31, 2008

(Dollars in thousands)
Loan Types	Total Loans	Balance Outstanding	% of Loan Portfolio	% of Total Assets

Commercial Real Estate	203	$194,389	39.97%	31.46%
Construction and Development Loans	59	83,161	17.10%	13.46%
Commercial and Industrial	411	90,968	18.71%	14.72%
Closed End First Lien 1-4 Family	104	54,275	11.16%	8.78%
Home Equity Line of Credit	233	44,565	9.16%	7.21%
Multi-family Loans	13	9,345	1.92%	1.51%
Consumer Loans	195	7,792	1.60%	1.26%
Closed-End Junior Lien 1-4 Family	21	1,731	0.35%	0.28%
Other	0	73	0.03%	0.01%

Total	1,239	$486,299	100.00%	78.69%

          The following chart illustrates the composition of our construction and land development loan portfolio as of June 30, 2009 and December 31, 2008.

(Dollars in thousands)

	June 30, 2009		December 31, 2008

	Balance	% of Total Loans	Balance	% of Total Loans

Construction
Residential	$2,497	0.49%	$3,586	0.74%
Residential Spec	15,612	3.09%	16,939	3.48%
Commercial	12,838	2.54%	20,349	4.18%
Commercial Spec	6,026	1.19%	3,185	0.65%
Land Development
Residential	1,908	0.38%	2,076	0.43%
Residential Spec	15,339	3.04%	17,561	3.61%
Commercial	3,117	0.62%	2,175	0.45%
Commercial Spec	11,911	2.36%	17,290	3.56%

Total	$69,248	13.72%	$83,161	17.10%

          We have identified certain assets as risk elements. These assets include non-accruing loans, foreclosed real estate, loans that are contractually past due 90 days or more as to principal or interest payments and still accruing and troubled debt restructurings. These assets present more than the normal risk that we will be unable to eventually collect or realize their full carrying value. Our risk elements at June 30, 2009 and December 31, 2008 are as follows:

(Dollars in thousands)

	June 30,	December 31,

	2009	2008	2007	2006

Non-Accrual Loans
Residential	$—	$—	$—		$—
Home Equity Lines	—	324	—		—
Commercial Real Estate	5,258	6,792	—		27
Construction and Land development	3,487	—	—		—
Commercial & Industrial	1,107	1,433	192		1,085
Other	—	—	—		—

Total	$9,852	$8,549	$192		$1,112

Accruing => 90 days past due
Residential	$—	$2,059	$87		$—
Home Equity Lines	—	—	—		—
Commercial Real Estate	—	—	—		—
Construction and Land development	—	—	—		—
Commercial and Industrial	—	—	—		—
Other	—	—	—		—

Total	$—	$2,059	$87	$

Total non-performing loans	$9,852	$10,608	$279		$1,112
Foreclosed real estate	192	—	—		—
Other non-performing assets	—	—	—		—

Total non-performing assets	10,044	10,608	279		1,112
Restructured Loans	139	—	—		—

Total non-performing assets and restructured loans	$10,183	$10,608	$279		$1,112

Ratios
Total non-performing loans to total loans	1.95%	2.18%	0.10%		0.44%
Total non-performing assets to total assets	1.59%	1.72%	0.07%		0.33%
Total non-performing assets and restructured loans to total assets	1.61%	1.72%	0.07%		0.33%

          In July, 2009 we sold the one foreclosed asset, with net proceeds equal to the recorded amounts. Since December 31, 2008, approximately $3.7 million in loans previously classified as non-accruing, were paid off or brought current and approximately $5.0 million were added to non-accrual. Included in non-accruing loans is $2.7 million secured by a speculative residential home (appraised value at December 2008 at $3.7 million), $2.9 million secured by commercial land in Broward County (appraised value at November 2008 at $5.4 million) and $1.8 million secured by a commercial building in Broward County (appraised value at June 2009 at $1.5 million). The remaining eight loans are each under $500,000. We have specific reserves of $1.2 million in the allowance for loan losses allocated to non-accruing loans. We continue to aggressively work to resolve each of these loans.

Delinquent Loans

(Dollars in thousands)

	Accruing 60-89		Non-Accrual and 90 day and Over		Total

	Number	Amount	Number	Amount	Number	Amount

As of 06/30/09
Residential	—	$—	—	$—	—	$—
Home Equity Lines	—	—	—	—	—	—
Commercial Real Estate	—	—	6	5,258	6	5,258
Construction & Land	1	2,000	3	3,487	4	5,487
Commercial & Industrial	5	440	5	1,107	10	1,547
Other	1	12	—	—	1	12

Total	7	$2,452	14	$9,852	21	$12,304

As of 12/31/08
Residential	1	$248	1	$2,059	2	$2,307
Equity Lines	1	286	1	324	2	610
Commercial Real Estate	2	37	6	6,792	8	6,829
Construction and Land	1	2,000	—	—	1	2,000
Commercial & Industrial	3	120	6	1,433	9	1,553
Other	1	220	—	—	1	220

Total	9	$2,911	14	$10,608	23	$13,519

Impaired Loans

(Dollars in thousands)

	June 30, 2009	December 31, 2008

Loans with no allocated allowance for loan losses	$13,795	$6,740
Loans with allocated allowance for loan losses	7,394	7,113

	$21,189	$13,853

Amount of the allowance for loan losses allocated	$3,202	$1,522

          Non-performing loans and impaired loans are defined differently. All non-performing loans are included in impaired loans.

          Impaired loans have increased by $7.3 million (53.0%) to $21.2 million at June 30, 2009, as compared to December 31, 2008. The increase is primarily due to the affect of current economic conditions on our borrowers and resulted in the increased provision for loan loss of $2.9 million during the six months ended June 30, 2009, and the increased charge-offs of approximately $1.3 million for the same period. We anticipate these economic challenges to continue to affect our borrowers into 2010.

          Allowance for Loan Losses

          At June 30, 2009, the allowance for loan losses was $7.4 million or 1.47% of total loans. At December 31, 2008, the allowance for loan losses was $5.8 million or 1.19% of total loans as compared to $2.1 million or 0.73% at December 31, 2007. In originating loans, we recognize that credit losses will be experienced and the risk of loss will vary with, among other things: general economic conditions; the type of loan being made; the creditworthiness of the borrower over the term of the loan; and, in the case of a collateralized loan, the quality of the collateral for such a loan. The allowance for loan losses represents our estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio. In making this determination, we analyze the ultimate collectability of the loans in our portfolio, feedback provided by internal loan staff, the independent loan review function, and information provided by examinations performed by regulatory agencies.

          On a quarterly basis, management reviews the adequacy of the allowance for loan losses. Commercial credits are graded by the loan officers and credit and risk management and the loan review function validates the officers’ grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. To establish the appropriate level of the allowance, we review and classify a sample of loans (including all impaired and non-performing loans) as to potential loss exposure.

          Based on an estimate computed pursuant to the requirements of FAS No. 5, “Accounting for Contingencies,” and FAS Nos. 114 and 118, “Accounting by Creditors for Impairment of a Loan,” the analysis of the allowance for loan losses consists of three (3) components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds the fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) qualitative reserves based on general economic conditions as well as specific economic factors in the markets in which we operate.

          The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans where the internal credit rating is at or below the substandard classification as determined by management. A loan may be classified as substandard by management if, for example, the primary source of repayment is insufficient, the financial condition of the borrower and/or guarantors has deteriorated, or there are chronic delinquencies. It is our policy to analyze substandard loans in accordance with FAS No. 114, and provide a specific credit allocation if needed. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale. At June 30, 2009, we classified approximately $21.2 million (or 4.2% of total loans) in loans as impaired, of which $9.9 million were non-performing loans. This compares to $13.9 million (which includes $10.6 million of non-performing loans) or 2.2% of total loans at December 31, 2008. At June 30, 2009 and December 31, 2008, the specific credit allocation included in the allowance for loan losses for loans impaired was $3.2 million and $1.5 million, respectively. Approximately $11.9 million of loans (recorded net of a $4.8 million discount based on the estimated cash flows of the loans acquired) acquired in the Equitable Merger and Citrus Acquisition, which we assessed at the time of acquisition to be improbable of collecting all contractually required payments, are included in the substandard classification. One of these loans for $424,000 is now considered impaired at June 30, 2009.

          We determine the general portfolio allocation component of the allowance for loan losses statistically using a loss analysis that examines historical loan loss experience adjusted for current environmental factors. We perform the loss analysis quarterly and update loss factors regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

          We base the allowance for loan losses on estimates and ultimate realized losses will vary from current estimates. We review these estimates quarterly, and as adjustments, either positive or negative, become necessary, we make a corresponding increase or decrease in the provision for loan losses. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years and there were no reallocations.

          Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty repaying loans and the level of non-performing loans, charge-offs and delinquencies could rise and require further increases in loan loss provisions.

          During the six months ended June 30, 2009 and the years ended December 31, 2008, 2007, 2006, 2005, and 2004, the activity in our allowance for loan losses was as follows:

(Dollars in thousands)

	Six Months ended June 30,		Year ended December 31,

	2009		2008	2007	2006	2005	2004

Balance at beginning of period	$5,799		$2,070	$2,149	$1,893	$1,328	$1,021
Provision charges to expense	2,905		1,910	145	181	194	53
Effect of acquisition	—		2,731	—	—	—	190
Charge-offs	(1,263)		(915)	(502)	(73)	(15)	(98)
Recoveries	4		3	278	148	386	162

Balance at end of period	$7,445		$5,799	$2,070	$2,149	$1,893	$1,328

Net charge-offs (recoveries)/average total loans	0.50	%(1)	0.21%	0.08%	(0.03)%	(0.27)%	(0.10)%

(1) Annualized

          The following table reflects the allowance allocation per loan category and percent of loans in each category to total loans for the periods indicated:

(Dollars in thousands)

	June 30,		December 31,

	2009		2008		2007

	Amount	%	Amount	%	Amount	%

Residential real estate	$650	11.4%	$427	11.5%	$103	8.8%
Home Equity Lines of Credit	369	9.6%	664	9.2%	108	9.3%
Commercial real estate	2,414	46.5%	1,715	41.9%	723	40.1%
Construction and land development	1,499	13.7%	1,002	17.1%	231	19.8%
Commercial and industrial	2,124	16.7%	1,870	18.7%	636	20.2%
Consumer and other	389	2.1%	121	1.6%	269	1.8%

Total	$7,445	100.00%	$5,799	100.00%	$2,070	100.00%

	2006		2005		2004

	Amount	%	Amount	%	Amount	%

Residential real estate	$78	7.4%	$60	7.7%	$60	6.6%
Home Equity Lines of Credit	91	8.7%	66	8.5%	62	6.8%
Commercial real estate	542	34.2%	419	33.8%	462	41.9%
Construction and land development	301	28.6%	192	24.9%	157	17.3%
Commercial and industrial	1,101	19.8%	1,045	20.9%	540	24.6%
Consumer and other	36	1.4%	111	4.2%	47	2.9%

Total	$2,149	100.00%	$1,893	100.00%	$1,328	100.00%

          The following tables reflect charge-offs and recoveries per loan category:

(Dollars in thousands)

	For the six months ended		For the years ended December 31,

	2009		2008		2007

	Charge-offs	Recoveries	Charge-offs	Recoveries	Charge-offs	Recoveries

Residential	$—	$—	$—	$—	$—	$—
Home Equity Lines of Credit	35	2	388
Commercial real estate	305		283			263
Construction and land development	592
Commercial and Industrial	329	—	244	3	502	15
Consumer and others	2	2	—	—	—	—

Total	$1,263	$4	$915	$3	$502	$278

(Dollars in thousands)

	For the years ended December 31,

	2006		2005		2004

	Charge-offs	Recoveries	Charge-offs	Recoveries	Charge-offs	Recoveries

Residential	$—	$—	$—	$—	$—	$9
Equity lines	—	—	—	—	—	—
Commercial Real Estate	—	18	—	325	—	56
Construction & Land Dev	—	—	—	—	—	—
Commercial and Industrial	62	119	15	61	94	85
Consumer and others	11	11	—	—	4	12

Total	$73	$148	$15	$386	$98	$162

          Investment Securities

          We manage our consolidated securities portfolio, which represented 7.5% of our average earning asset base for the quarter ended June 30, 2009, as compared to 7.4% at year ended December 31, 2008, to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes callable agency bonds, US Treasury Securities, mortgage-backed securities, and collateralized mortgage obligations. Corporate obligations consist of investment grade obligations of public corporations. Our financial planning anticipates income streams generated by the securities portfolio based on normal maturity, pay downs and reinvestment. Substantially all of our investment securities are classified as available for sale and may be sold to take advantage of market conditions, liquidity needs or earnings.

          Deposits

          We maintain and enhance a full range of deposit accounts to meet the needs of the residents and businesses in our primary service area. Products include an array of checking account programs for individuals and small businesses, including money market accounts, certificates of deposit, IRA accounts, and sweep investment capabilities. The rapid decline in the price of technology is now allowing smaller banks the ability to offer many of the sophisticated products previously only available to customers of large banks. We seek to make our services convenient to the community by offering 24-hour ATM access at some of our facilities, access to other ATM networks available at other local financial institutions and retail establishments, and telephone banking services to include account inquiry and balance transfers. We also take advantage of the use of technology by allowing our customers banking access via the Internet and providing various advanced systems for cash management for our business customers. It is our strategy to have a mix of core deposits, which favors non-interest bearing deposits in the range of 15% to 25% of total deposits with time deposits comprising 50% or less of total core deposits. As of June 30, 2009, non-interest bearing deposits and time deposits comprised 22.6% and 40.1% of our total deposits. This strategy, to be successful, requires high levels of relationship banking supported by strong distribution and product strategies.

          As of June 30, 2009, December 31, 2008, 2007, and 2006, the distribution by type of our deposit accounts was as follows:

(Dollars in thousands)

	June 30,		December 31,

	2009		2008		2007		2006

	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate

Non-interest bearing accounts	$103,562	—	$93,451		$66,101		$61,376

Interest bearing accounts
NOW accounts	58,665	0.25%	$47,851	0.95%	$35,722	1.80%	$31,261	1.58%
Money market accounts	101,879	0.93%	92,959	1.94%	64,984	3.74%	47,729	3.13%
Savings accounts	13,667	0.60%	9,585	0.72%	3,010	0.33%	3,388	0.30%
Certificates of deposit	179,882	3.02%	157,601	3.72%	79,520	5.25%	64,220	4.58%

Total interest bearing deposits	$354,093	1.80%	$307,996	2.66%	$183,236	3.96%	$146,598	3.37%

Average total deposits	$457,655	1.45%	$401,447	2.04%	$249,337	2.91%	$207,974	2.37%

          As of June 30, 2009, certificates of deposit of $100,000 or more mature as follows:

(Dollars in thousands)	Amount	Weighted Average Rate

Up to 3 months	$28,137	3.06%
3 to 6 months	25,573	2.83%
6 to 12 months	20,901	3.09%
Over 12 months	21,612	3.71%

	$96,223	3.17%

          Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

          Total deposits increased by $37.1 million from December 31, 2008 to total deposits of $473.4 million at June 30, 2009, due to business development efforts and to a $14.8 million increase in broker deposits. Broker deposits at June 30, 2009 were $38.6 million [excluding $14.8 million of Certificate of Deposit Rate Program (“CDARS”) deposits to our existing customer base], or less than 8.3% of deposits. At June 30, 2009, non-interest bearing deposits represented approximately 22.6% of deposits compared to 23.1% at December 31, 2008.

Capital Resources

          We are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

          The Federal banking regulatory authorities have adopted certain “prompt corrective action” rules with respect to depository institutions. The rules establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At June 30, 2009, 1st United Bank met the capital ratios of a “well capitalized” financial institution with a total risk-based capital ratio of 10.88%, a Tier 1 risk-based capital ratio of 8.59%, and a Tier 1 leverage ratio of 7.18%. Depository institutions which fall below the “adequately capitalized” category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as “significantly undercapitalized” and, if the institution is “critically undercapitalized,” the banking regulatory agencies have the right to appoint a receiver or conservator. The following represents 1st United Bancorp’s and 1st United Bank’s regulatory Capital Ratios for the respective periods:

(Dollars in thousands)

	Actual		Minimum for Capital Adequacy		Minimum for Well Capitalized

	Amount	%	Amount	%	Amount	%

As of June 30, 2009
Total Capital to risk-weighted assets
Consolidated	$64,784	13.38%	$38,739	8.00%	$48,424	10.00%
1st United	52,660	10.88%	38,737	8.00%	48,422	10.00%
Tier I capital to risk-weighted assets
Consolidated	53,714	11.09%	19,370	4.00%	29,054	6.00%
1st United	41,590	8.59%	19,369	4.00%	29,053	6.00%
Tier I capital to total average assets
Consolidated	53,714	9.28%	23,149	4.00%	28,936	5.00%
1st United	41,590	7.18%	23,159	4.00%	28,948	5.00%

As of December 31, 2008
Total Capital to risk-weighted assets
Consolidated	$56,554	11.69%	$38,690	8.00%	$48,363	10.00%
1st United	49,626	10.26%	38,687	8.00%	48,359	10.00%
Tier I capital to risk-weighted assets
Consolidated	45,755	9.46%	19,345	4.00%	29,018	6.00%
1st United	37,827	8.03%	19,368	4.00%	29,015	6.00%
Tier I capital to total average assets
Consolidated	45,755	8.15%	22,469	4.00%	28,086	5.00%
1st United	38,827	6.91%	22,468	4.00%	28,085	5.00%

          On March 13, 2009, we sold 10,000 shares of Series C Preferred Stock and 500 shares of Series D Preferred Stock to the U.S. Treasury under the TARP Capital Purchase Program. The Series C Preferred Stock was sold at $1,000 per share while the Series D Preferred Stock were sold for $0.01 per share. The total proceeds, net of issuance costs of approximately $171,000, was approximately $9.8 million. We may redeem both the Series C Preferred Stock and the Series D Preferred Stock for $1,000 per share or a total of $10.5 million. The Series C Preferred Stock receives cumulative dividends of 5% per annum until the 5th anniversary date of their issuance and thereafter at a rate of 9% per annum. The Series D Preferred Stock receives cumulative dividends at 9% per annum and cannot be redeemed until the Series C Preferred Stock are redeemed. The Series C Preferred Stock and Series D Preferred Stock also provide for various restrictions including restricting dividends to common shareholders and restrictions on executive compensation.

          To facilitate the issuance of the Series C Preferred Stock and Series D Preferred Stock, on February 27, 2009, we exchanged all of our outstanding Series A Preferred Stock for Series B Preferred Stock. All of the material terms and conditions of the Series B Preferred Stock are identical with the Series A Preferred Stock, except that the Series A Preferred Stock had a liquidation preference over other preferred shares, whereas the liquidation preference of the Series B Preferred Stock will be equal to that of the Series C Preferred Stock and Series D Preferred Stock.

Cash Flows and Liquidity

          Our primary sources of cash are deposit growth, maturities and amortization of loans and investment securities, operations, and borrowing. We use cash from these and other sources to first fund loan growth. Any remaining cash is used primarily to purchase a combination of short, intermediate, and longer-term investment securities.

          We manage our liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, we use other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank and Federal Reserve Bank discount window advances.

          We monitor and manage our liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.

          We classify all of our securities as available-for-sale to maintain significant liquidity. Our liquidity position is further enhanced by structuring our loan portfolio interest payments as monthly, complemented by retail credit and residential mortgage loans in our loan portfolio, resulting in a steady stream of loan repayments. In managing our investment portfolio, we provide for staggered maturities so that cash flows are provided as such investments mature.

          Our securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as primary sources of liquidity for 1st United Bank.

          At June 30, 2009, we had short-term borrowings from the FHLB and FRB of $29.0 million. At June 30, 2009, we had commitments to originate loans totaling $68.8 million. Scheduled maturities of certificates of deposit during the twelve months following June 30, 2009 totaled $155.7 million, and maturing loans totaled approximately $89.8 million.

          On July 7, 2008, we entered into a Loan and Stock Pledge Agreement with a correspondent bank (“Lender”) pursuant to which we received a $5 million revolving Line of Credit (the “Note”) secured by 100% of the common stock of 1st United Bank. The Note bore interest at the three month LIBOR index rate for U.S. Dollar deposits plus 200 basis points, adjusted daily. The Note contained certain customary representations, warranties, covenants and events of default, including certain financial covenants. At June 30, 2009, we were not in compliance with one covenant related to the Note. Non-performing assets as defined in the Note were 2.02% at June 30, 2009 compared to the covenant maximum of 1.50%. We repaid the $250,000 on July 13, 2009 and the Note was cancelled. The Lender agreed to waive the prepayment penalty.

          We have entered into a written agreement with the Federal Reserve not to enter into any debt at the holding company without first receiving the Federal Reserve’s permission.

          At June 30, 2009, we had approximately $12.5 million in cash at the holding company that was available to be contributed to 1st United Bank as capital.

          We believe that we have adequate resources to fund all our commitments, that substantially all of our existing commitments will be funded in the subsequent 24 months and, if so desired, that we can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment. At June 30, 2009, we had short-term lines available from correspondent banks totaling $28.0 million, and an additional borrowing capacity from the FHLB of $57.2 million and $18.8 million from the FRB, based on current collateral pledged, and approximately $31.0 million available from CDARS, for a total credit available of $135.0 million.

Off-Balance Sheet Arrangements

          We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our clients.

          At June 30, 2009, we had $66.4 million in commitments to originate loans and $2.6 million in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a client to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

          If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available lines of credit from the FHLB, investment security maturities and our revolving credit facility provide a sufficient source of funds to meet these commitments.

Legislation

          The FDIC has imposed an emergency special assessment of 5 basis points on all insured financial institutions, based on assets minus Tier 1 capital as of June 30, 2009. This special assessment is payable by us on September 30, 2009. The FDIC has indicated that an additional special assessment of up to 5 basis points is probable by year end to maintain public confidence in federal deposit insurance. Based on our total assets less Tier 1 capital as of June 30, 2009, the special FDIC assessment, which we recorded in the second quarter of 2009, was $290,000.

Critical Accounting Policies

          Allowance for Loan Losses

          The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

          The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

          The allowance consists of specific and general components. The specific component relates to loans that are classified as either loss, doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical industry loss experience adjusted for qualitative factors.

          A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

          Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

          Goodwill and Intangible Assets

          Goodwill represents the excess of cost over fair value of assets of business acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. We acquired First Western Bank, on April 7, 2004, Equitable on February 29, 2008 and Citrus on August 15, 2008. Consequently, we were required to record the assets acquired, including identified intangible assets, and liabilities assumed at their fair value, which involves estimates based on third party valuations, such as appraisals, internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective, as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill, which is subject to ongoing periodic impairment tests based on the fair value of the reporting unit compared to its carrying amount, including goodwill. As of December 31, 2008, the required annual impairment test of goodwill was performed and no impairment existed as of the valuation date. If for any future period we determine that there has been impairment in the carrying value of our goodwill balances, we will record a charge to our earnings, which could have a material adverse effect on our net income, but not to our risk based capital ratios.

          Income Taxes

          Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statements and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

MANAGEMENT

Directors and Executive Officers

          Our directors and executive officers are as follows:

Name	Age	Position

Paula Berliner(1)(3)	65	Director
Jeffery L. Carrier(1)(2)	58	Director
Ronald A. David(2)	57	Director
James Evans	71	Director
Wade A. Jacobson	40	Executive Vice President, Chief Lending Officer
Arthur S. Loring(1)(3)(4)	61	Director
Thomas E. Lynch(1)(2)(3)	61	Director
John Marino	45	President and Chief Financial Officer and Director
Carlos Morrison	54	Director
Warren S. Orlando	66	Chairman of the Board and Director
Lawrence Ostermayer	56	Senior Vice President, Credit Administration
Rudy E. Schupp	58	Chief Executive Officer and Director
H. William Spute, Jr.	67	Executive Vice President Chief Banking Officer and Director
Joseph W. Veccia, Jr.(1)(3)	52	Director

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Governance Committee

(4) Lead Independent Director

          Paula Berliner has served as one of our directors since July 2003. Since 1989, Ms. Berliner has been an officer and director of Berliner Classic Motorcars, Inc., a dealer in classic pre-owned vintage automobiles, muscle cars, and motorcycles. In addition, Ms. Berliner has over 20 years of banking experience serving the South Florida market. Ms. Berliner was on the Board of Directors of Family Bank, based in Hallandale Beach, Florida, from its establishment in 1987 to its sale to Republic Security Bank in 1997. Ms. Berliner served on the Boards of Directors of Republic Security Financial Corp. from 1997 to 2001, Republic Security Bank from 1997 to 2001 and Wachovia Bank’s Advisory Board from 2001 to 2002. Ms. Berliner holds a Masters degree in Admissions and Supervision from Florida Atlantic University.

          Jeffery L. Carrier has served as one of our directors since July 2003. Since March 2004, Mr. Carrier has been President of the Board Advisory Group, a consulting firm to bank boards and audit committees. From 1984 to March 2004, he was President of Carrier Financial Group, Inc., a consulting firm providing outsourcing services for internal audit and compliance for the banking industry serving over 400 financial institution clients throughout Florida and the Southeast United States ranging in asset size from the denovo to the multi-billion dollar complex organization. Prior to establishing Carrier Financial Group, Mr. Carrier served from 1978 through 1984 in the capacity as chief financial officer, treasurer and controller of NYSE and NASDAQ listed financial institutions. From 1973 to 1978, Mr. Carrier worked as a CPA with Haskins & Sells (now Deloitte & Touche). Mr. Carrier holds a B.S. in accounting from Florida State University and is a licensed Certified Public Accountant in Florida.

          Ronald A. David has served as one of our directors since July 2003. Since 1990, Mr. David, a board certified civil trial lawyer since 1986, has practiced civil litigation at his law firm, Ronald A. David, P.A., and has practiced law in Florida since 1975. In addition, Mr. David has 10 years of banking experience serving the South Florida market. Mr. David served on the Board of Directors of Former 1st United Bancorp, and its wholly owned subsidiary Former 1st United Bank, based in Boca Raton, Florida, from 1992 to its sale to Wachovia Bank in 1998. Mr. David holds a B.A. in Political Science and a J.D., both from the University of Florida.

          James Evans has served as one of our directors since we acquired Equitable in January 2008. Until January 2008, Mr. Evans was the Chairman of the Board of Directors of Equitable Financial Group, Inc. and had been a director of Equitable Bank since 1987. Mr. Evans is also currently the President of Evans Financial Services, Ltd., which is engaged in land sales and residential construction (since 1998). He also has various interests in equity lending, niche and real estate financing, and venture capital providers. From 1953 to 1998, Mr. Evans was the owner and President at two Nissan dealerships and one of the largest Mercedes-Benz dealerships in the United States. Mr. Evans sold all three dealerships in 1998. Mr. Evans holds a B.B.A. from the University of Florida.

          Wade A. Jacobson has been the Executive Vice President, Chief Lending Officer for 1st United Bank since March 2007. Prior to that time, Mr. Jacobson served as Senior Vice President, Team Leader Business Banking for 1st United Bank from July 2003 (when he joined 1st United Bank) until his promotion in March 2007. Mr. Jacobson began his career with Barnett Bank in the Management Associate Training Program in 1990 and rose to the position of Vice President Relationship Manager within that organization. He has held positions of increasing responsibility in lending production with SunTrust from 1998 until 2000, and Republic Security Bank and Wachovia from 2000 until 2003. Mr. Jacobson is a graduate of Clemson University and holds a Bachelor’s Degree in Finance.

          Arthur S. Loring has served as one of our directors since 2005. He had previously been one of our directors from our inception in 2000 until the change-in-control in 2003. From 1972 until his retirement in 1998, Mr. Loring was an attorney with Fidelity Management & Research Company and employed in numerous positions, including Senior V.P. and General Counsel. Mr. Loring previously served as Chairman of MorseLife, Inc., a senior health care facility. He currently serves as President of the Jewish Federation of Palm Beach County and on the Board of Directors of New River, Inc., a private electronics delivery firm. Mr. Loring holds a B.S. in Commerce from Washington and Lee University and a J.D., cum laude, from Boston University.

          Thomas E. Lynch served as our director since July 2004. Since 1973, Mr. Lynch has been the owner and president of the Plastridge Insurance Agency. He has been involved in political and civic service for over 30 years. He served from 1985 to 1989 as chairman of the Community Redevelopment Agency of Delray Beach; from 1990 to 1996 as Mayor of Delray Beach; and from 1998 to 2006 as Chair of the Palm Beach County School District. He has also served as chairman of both the Delray Beach and Boca Raton Chambers of Commerce. Currently, he serves as Mayor of the Village of Golf, President of the Palm Beach County League of Cities, Board of Directors of the Florida League of Cities, and on the Workforce Alliance Board of Palm Beach County. He was recently appointed to the Board of Governors of the Citizens Property Insurance Corporation. Mr. Lynch holds a joint B.A. in Philosophy and Psychology from Loyola University and received his CPCU insurance designation in 1978, which is the highest designation attained in the insurance industry.

          John Marino has been our President has served as one of our directors and Chief Operating Officer, Chief Financial Officer, and director of 1st United Bank since July 2003. From January 2002 until March 2003, Mr. Marino served as Chief Financial Officer of SBA Communications, a publicly traded telecommunications company, headquartered in Boca Raton, Florida. Mr. Marino acted as a consultant to SBA Communications from 1999 to 2002. From 1992 through November 1997, Mr. Marino served as Chief Financial Officer of Former 1st United Bank and Former 1st United Bancorp, headquartered in Boca Raton, Florida. Mr. Marino was employed in a variety of positions with Ernst & Young, with his final position as audit manager, from 1986 to 1992. Mr. Marino holds a BBA in Accounting from Stetson University and is a licensed Certified Public Accountant in Florida.

          Carlos Gil Morrison has served as one of our directors since 2006. From 1976 until 1992 Mr. Morrison was employed as a broker with Smith Barney. Since 1992, Mr. Morrison has managed his personal investments. Mr. Morrison, a resident of the Town of Palm Beach, is a well known businessman in South Florida managing his many family-owned real estate and financial investments. Mr. Morrison is very active and philanthropic in the Palm Beach community. Mr. Morrison holds a B.B.A. in Business from Hillsdale College.

          Warren S. Orlando has been our Chairman of the Board and one of our directors since July 2003. From April 1999 to June 2003, Mr. Orlando was retired. From November 1997 to March 1999, Mr. Orlando served as Chairman and CEO of Wachovia - Florida Banking. Mr. Orlando co-founded and served as Chief Executive Officer and President of Former 1st United Bank and Former 1st United Bancorp, an approximately $1 billion bank holding company (which grew through internal growth and 11 merger and acquisition transactions), headquartered in Boca Raton, Florida from its inception in 1987 and until its merger with Wachovia Corporation in 1997. Mr. Orlando holds a BS in Economics from St. Peters College and a graduate degree from Stonier Graduate School of Banking, Rutgers University.

          Lawrence Ostermayer joined 1st United Bank in September of 2003 and currently holds the position of Senior Vice President, Credit Administration. Mr. Ostermayer was employed by RBC Centura Bank as Senior Credit Risk Manager - South Florida/Special Loan Group Manager Florida & Georgia from 2002 until joining 1st United. From 1998 until 2002 Mr. Ostermayer worked with Republic Security/Wachovia in Business Banking and Special Assets. Mr. Ostermayer was with Barnett Bank/Bank of America from 1986 until 1998 managing all aspects of the credit process in the Florida counties of Palm Beach, Martin, Okeechobee, and Highlands. Mr. Ostermayer is a graduate of Salem College and holds a Bachelor of Science in Business Administration.

          Rudy E. Schupp has served as our Chief Executive Officer and a Director, and as President and Chief Executive Officer and Director of the Bank since, July 2003. From March 2001 to June 2003, Mr. Schupp was a managing director for Ryan Beck & Co., of which Stifel Nicolaus & Company, Incorporated, is a successor company. In addition, from December 2001 to March 2003, he served as a consultant to Wachovia Corporation – Florida. From March 2001 until December 2001, Mr. Schupp served as Chairman – Florida Banking for Wachovia Corporation. From April 1984 through February 2001, he co-founded and served as Chairman, Chief Executive Officer and President of Republic Security Financial Corporation, a $3.4 billion bank holding company (which grew through internal growth and through 16 merger and acquisition transactions), headquartered in West Palm Beach, Florida. Republic Security Financial Corporation, which was a public company listed on the NASDAQ, merged with Wachovia Corporation in 2001. Mr. Schupp is the lead director with FPL Group (NYSE Symbol – FPL) and a director of the Federal Reserve Bank of Atlanta. Mr. Schupp holds a B.S. from the business school at the University at Albany, and an M.B.A. from Syracuse University.

          H. William Spute, Jr., became our Executive Vice President, Chief Banking Officer, and our and 1st United Bank’s director, in February 2008 following our merger with Equitable. From Equitable’s inception in 1998 until completion of the merger in February 2008, Mr. Spute was President and Chief Executive Officer of Equitable. From Equitable Bank’s inception in 1987 until completion of the merger in February 2008, he served as the bank’s Chairman, President and CEO. From 1983 to 1986, Mr. Spute was a Senior Vice President of Executive and Professional Banking with Barnett Bank. Mr. Spute holds a B.A. in business and finance from Michigan State University and an M.B.A. from the University of Miami.

          Joseph W. Veccia, Jr. has served as one of our directors since May 2004. Since 1996, Mr. Veccia has been a private investor with investments in real estate, funeral business and cemeteries, and stocks. Mr. Veccia is a former board member of Admiralty Bank which was sold to RBC in January 2003. He is also a member of the Board of Trustees of the George Snow Scholarship Fund, the Lynn University Board of Overseers, the Board of Directors of the Boca Raton Chamber of Commerce, the Board of Trustees of Pope John Paul High School and the Boca Raton Community Hospital Board of Trustees. Mr. Veccia holds an AS degree in Mortuary Science from Lynn University.

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following summary compensation table shows compensation information for our principal executive officer, chairman, and our two most highly compensated executive officers as of December 31, 2008 and 2007. We refer to each of the individuals named in the table below as “named executive officers.”

(a)	(b)	(c)	(d)	(f)	(g)	(i)	(j)

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation	All Other Compensation ($)(2)	Total ($)

Warren S. Orlando	2008	$125,000	$33,333	$38,106	$10,080	$39,663	$246,182
Chairman of the Board	2007	125,000	—	—	1,350	39,999	166,349

Rudy E. Schupp	2008	250,000	33,333	38,106	20,160	39,036	380,635
Chief Executive Officer	2007	250,000	—	—	2,700	46,714	299,414

John Marino	2008	250,000	33,333	38,106	20,160	23,851	365,450
President	2007	250,000	—	—	2,700	20,363	273,063

Wade A. Jacobson	2008	170,000	—	5,186	52,785	15,429	243,400
Executive Vice President	2007	157,566	—	—	52,698	14,557	224,821

(1) During 2008, Messrs. Orlando, Schupp, and Marino each received 64,305 stock options which vest ratably over 10 years with an exercise price of $14.50 per share, and 60,000 stock options which vest ratably over 5 years with an exercise price of $7.00 per share. Mr. Jacobson received 3,500 options which immediately vest 25% and then ratably over the next 3 years with an exercise price of $14.50 per share.

          The values for stock option awards in this column represent the cost recognized for financial statement reporting purposes for the applicable year, in accordance with FAS 123R. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture.

          The assumptions used to value these awards can be found in Note 12 “Stock-Based Compensation” in our Form 10-K filed on March 13, 2009.

(2) The amounts reported reflect, for each named executive officer, the sum of (i) the incremental cost to us of all perquisites and other personal benefits; and (ii) amounts contributed by us to the 401(k) plan. The following table outlines those (i) perquisites and other personal benefits and (ii) additional all other compensation required by the Securities and Exchange Commission rules to be separately quantified:

Name	401(k) Match	Club Dues	Automobile

Warren S. Orlando	$3,808	$22,624	$13,231
Rudy E. Schupp	7,505	17,405	14,126
John Marino	7,503	925	15,423
Wade A. Jacobson	5,829	—	9,600

          We have entered into written employment agreements with Messrs. Orlando, Schupp, and Marino, who we refer to as our founding executive officers.

          Warren S. Orlando

          On March 4, 2004, 1st United Bank and we entered into an Employment Agreement with Mr. Orlando. That agreement was amended on November 16, 2007 and amended and restated December 18, 2008. Mr. Orlando serves as our and 1st United Bank’s Chairman. His agreement is for a continuously renewing three-year period and provides for a minimum annual base salary of $125,000. In addition, Mr. Orlando is entitled to one percent of our consolidated net income (before taxes for each fiscal quarter (excluding certain items classified as “extraordinary” under generally accepted accounting principles in the United States) and excluding restructuring charges and other charges relating to mergers, acquisitions or other similar transactions).

          Mr. Orlando is entitled to participate in all of the employee benefit programs and perquisites generally available to our founding executive officers, including the following benefits:

▪	Stock options in an amount equal to three and one-third percent (3.33%) of our issued and outstanding common stock. Net share settlement of the options is permitted.

▪	Benefits under our SERP.

          Mr. Orlando is entitled to grants of stock options in an amount equal to three and one-third percent (3.33%) of the issued and outstanding shares of our common stock from time to time, excluding any shares of common stock outstanding as a result of Mr. Orlando’s exercise of options. Any options granted to Mr. Orlando prior to January 1, 2007 pursuant to this provision of his employment vested immediately and are exercisable on the grant date. Any options granted on or after January 1, 2007 vest in equal installments over a 5-year period, or 20% each year, from the date of grant. Mr. Orlando, however, has verbally agreed with us that, notwithstanding the terms of his employment agreement, all options granted after January 1, 2009 will vest ratably over 10 years from the date of grant. All unvested options become immediately vested and exercisable upon (i) Mr. Orlando’s termination not for cause, (ii) a change of control, or (iii) Mr. Orlando’s death or disability.

          All decisions concerning Mr. Orlando’s employment and/or termination require the prior written consent of at least eighty percent of the entire Board of Directors (not including Mr. Orlando). Mr. Orlando is entitled to certain severance benefits if his employment is terminated upon a change of control or if he resigns within 90 days of any of the following (“without cause”): (a) failure of our or 1st United’s Board to re-elect him as Chairman; (b) failure to be re-elected to our or 1st United’s Board; (c) material failure (after proper notice and failure to cure) by us or 1st United Bank with respect to Mr. Orlando’s duties; (d) material breach by us or 1st United Bank of the terms of his employment agreement (including salary and benefits having a material adverse effect on Mr. Orlando’s compensation); (e) relocation of principal place of employment outside of Palm Beach County, Florida; or (f) any other reason that is not a “for cause” termination.

          Rudy E. Schupp

          On March 4, 2004, 1st United Bank and we entered into an Employment Agreement with Mr. Schupp. That agreement was amended on November 16, 2007 and amended and restated December 18, 2008. Mr. Schupp serves as our Chief Executive Officer and as Chief Executive Officer and President of 1st United Bank. His agreement is for a continuously renewing three-year period and provides for a minimum annual base salary of $250,000. In addition, Mr. Schupp is entitled to two percent of our consolidated net income (before taxes for each fiscal quarter (excluding certain items classified as “extraordinary” under generally accepted accounting principles in the United States) and excluding restructuring charges and other charges relating to mergers, acquisitions or other similar transactions).

          Mr. Schupp is entitled to participate in all of the employee benefit programs and perquisites generally available to our founding executive officers. In addition, Mr. Schupp is entitled to the following benefits:

▪	Stock options in an amount equal to three and one-third percent (3.33%) of our issued and outstanding common stock. Net share settlement of the options is permitted.

▪	Benefits under our SERP.

          Mr. Schupp is entitled to grants of stock options in an amount equal to three and one-third percent (3.33%) of the issued and outstanding shares of our common stock from time to time, excluding any shares of common stock outstanding as a result of Mr. Schupp’s exercise of options. Any options granted to Mr. Schupp prior to January 1, 2007 pursuant to this provision of his employment vested immediately and are exercisable on the grant date. Any options granted on or after January 1, 2007 vest in equal installments over a 5-year period, or 20% each year, from the date of grant. Mr. Schupp, however, has verbally agreed with us that notwithstanding the terms of his employment agreement, all options granted after January 1, 2009 will vest ratably over 10 years from the date of grant. All unvested options become immediately vested and exercisable upon (i) Mr. Schupp’s termination not for cause, (ii) a change of control, or (iii) Mr. Schupp’s death or disability.

          All decisions concerning Mr. Schupp’s employment and/or termination require the prior written consent of at least eighty percent of the entire Board of Directors (not including Mr. Schupp). Mr. Schupp is entitled to certain severance benefits if his employment is terminated upon a change-in-control or if he resigns within 90 days of any of the following (“without cause”): (a) failure of either our or 1st United Bank’s Board to re-elect him as Chief Executive Officer or President; (b) failure to be re-elected to either our or 1st United Bank’s Board; (c) material failure (after proper notice and failure to cure) by us or 1st United Bank with respect to Mr. Schupp’s duties; (d) material breach by us or 1st United Bank of the terms of his employment agreement (including salary and benefits having a material adverse effect on Mr. Schupp’s compensation); (e) relocation of principal place of employment outside of Palm Beach County, Florida; or (f) any other reason that is not a “for cause” termination.

          John Marino

          On March 4, 2004, 1st United Bank and we entered into an Employment Agreement with John Marino. That agreement was amended on November 16, 2007 and amended and restated December 18, 2008. Mr. Marino serves as our President and Chief Operating Officer and as Chief Operating Officer and Chief Financial Officer of 1st United Bank. His agreement is for a continuously renewing three-year period and provides for a minimum annual base salary of $250,000. In addition, Mr. Marino is entitled to two percent of our consolidated net income (before taxes for each fiscal quarter (excluding certain items classified as “extraordinary” under generally accepted accounting principles in the United States) and excluding restructuring charges and other charges relating to mergers, acquisitions or other similar transactions).

          Mr. Marino is entitled to participate in all of the employee benefit programs and perquisites generally available to our founding executive officers, including the following benefits:

▪	Stock options in an amount equal to three and one-third percent (3.33%) of our issued and outstanding common stock. Net share settlement of the options is permitted.

▪	Benefits under our SERP.

          Mr. Marino is entitled to grants of stock options in an amount equal to three and one-third percent (3.33%) of the issued and outstanding shares of our common stock from time to time, excluding any shares of common stock outstanding as a result of Mr. Marino’s exercise of options. Any options granted to Mr. Marino prior to January 1, 2007 pursuant to this provision of his employment vested immediately and are exercisable on the grant date. Any options granted on or after January 1, 2007 vest in equal installments over a 5-year period, or 20% each year, from the date of grant. Mr. Marino, however, has verbally agreed with us that, notwithstanding the terms of his employment agreement, all options granted after January 1, 2009 will vest ratably over 10 years from the date of grant. All unvested options become immediately vested and exercisable upon (i) Mr. Marino’s termination not for cause, (ii) a change-in-control, or (iii) Mr. Marino’s death or disability.

          All decisions concerning Mr. Marino’s employment and/or termination require the prior written consent of at least eighty percent of the entire Board of Directors (not including Mr. Marino). Mr. Marino is entitled to certain severance benefits if his employment is terminated upon a change-in-control or if he resigns within 90 days of any of the following (“without cause”): (a) failure of either our Board to re-elect him as President and Chief Operating Officer or 1st United Bank’s Board to re-elect him as Chief Operating Officer and Chief Financial Officer; (b) failure to be re-elected to our or 1st United Bank’s Board; (c) material failure (after proper notice and failure to cure) by us or 1st United Bank with respect to Mr. Marino’s duties; (d) material breach by us or 1st United Bank of the terms of his employment agreement (including salary and benefits having a material adverse effect on Mr. Marino’s compensation); (e) relocation of principal place of employment outside of Palm Beach County, Florida; or (f) any other reason that is not a “for cause” termination.

Restrictions on Executive Compensation

          As discussed above, we issued 10,000 shares of our Series C Preferred Stock and 500 shares of our Series D Preferred Stock to the U.S. Treasury through the TARP Capital Purchase Program. As a participant in the TARP Capital Purchase Program, we are required to adopt the U.S. Treasury’s standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds equity issued by us under the TARP Capital Purchase Program. These standards generally apply to our “senior executive officers” who are: Messrs. Orlando, Schupp, Marino, Spute, and Jacobson. Under the TARP Capital Purchase Program, we are required to meet certain standards, including:

▪	ensuring that incentive compensation for our senior executive officers does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

▪

requiring a clawback of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;

▪	prohibiting certain severance payments to a senior executive officer, generally referred to as “golden parachute” payments, above specified limits set forth in the U.S. Internal Revenue Code; and

▪	agreeing not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive officer.

          The Recovery Act added more compensation restrictions and significantly changed standards set forth under the TARP. Recovery Act limitations included the following:

          Prohibition on Bonus, Retention Awards, or Incentive Compensation Payments

          With certain exceptions, each recipient of TARP assistance is prohibited from paying or accruing any bonus, retention award, or incentive compensation to certain employees during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding. The size of the assistance received by the TARP recipient determines how many of the institution’s employees are subject to this prohibition. Based on our participation in the TARP Capital Purchase Program, the prohibition will apply to only our highest compensated employee, Mr. Schupp. The compensation excluded from this prohibition includes the following:

▪

Long-term restricted stock, if it fully vests after the TARP financial assistance is no longer outstanding and if it does not have a value greater than one-third of Mr. Schupp’s total annual compensation; and

▪

Any bonus payment required to be paid pursuant to a written employment contract entered into before February 11, 2009. As discussed above, we entered into an employment agreement with Mr. Schupp in 2004 under which we are required to pay to Mr. Schupp a cash bonus of two percent of our consolidated net income. We believe that we may still pay this bonus payment to Mr. Schupp.

          Prohibition on “Golden Parachute Payments”

          A TARP recipient is prohibited from making any “golden parachute payment” to a senior executive officer or any of the next five most highly-compensated employees of the institution during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding. Unlike EESA, which applied the Internal Revenue Code definition of “golden parachute,” the Recovery Act defines “golden parachute payment” to mean any payment to a senior executive officer for departure from a company for any reason, except “payments for services performed or benefits accrued.”

          “Clawback” Provision

          A TARP recipient must provide for the recovery of any bonus, retention award, or incentive compensation paid to a senior executive officer and any of the next 20 most highly-compensated employees of the institution based on statements of earnings, revenues, gains, or other criteria that are later found to be materially inaccurate.

          Prohibition on Plan to Encourage Earnings Manipulation

          A TARP recipient is prohibited from having any compensation plan in place that would encourage manipulation of the reported earnings of the institution to enhance the compensation of any of its employees.

          Policy on Excessive or Luxury Expenditures

          The board of directors of a TARP recipient also must have in place a company-wide policy regarding excessive or luxury expenditures. Such “excessive expenditures” may include expenditures on entertainment or events, office and facility renovations, transportation services, or other activities or events that are not reasonable expenditures for staff development, reasonable performance incentives, or other similar measures conducted in the normal course of the business operations of the institution.

          Nonbinding Shareholder Vote on Executive Compensation

          During the period a TARP recipient remains subject to an outstanding TARP obligation, the recipient must permit a separate shareholder “say on pay” vote to approve the compensation of senior executive officers. The shareholder vote is non-binding on the TARP recipient’s board of directors, and is not to be construed as overruling any compensation decision made by the board.

          Outstanding Equity Awards at Fiscal Year-End 2008

          The following table provides information, for our named executive officers, on stock option holdings at the end of 2008.

				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)

	Number of Securities Underlying Unexercised Options (#)				Option Exercise Price ($)	Option Expiration Date

Name	Exercisable	Unexercisable

Warren S. Orlando	34,448	—		—	$10.60	7/1/2013
	53,333	—		—	12.50	4/30/2014
	69,335	—		—	13.50	12/19/2015
	—	64,305	(1)	—	14.50	3/1/2018
	—	60,000	(2)	—	7.00	9/30/2018
Rudy E. Schupp	34,448	—		—	10.60	7/1/2013
	53,333	—		—	12.50	4/30/2014
	69,335	—		—	13.50	12/19/2015
	—	64,305	(1)	—	14.50	3/1/2018
	—	60,000	(2)	—	7.00	9/30/2018
John Marino	34,448	—		—	10.60	7/1/2013
	53,333	—		—	12.50	4/30/2014
	69,335	—		—	13.50	12/19/2015
	—	64,305	(1)	—	14.50	3/1/2018
	—	60,000	(2)	—	7.00	9/30/2018
Wade A. Jacobson	1,000	—		—	12.50	7/1/2014
	1,000	—		—	10.60	7/23/2014
	3,500	—		—	13.50	12/13/2015
	—	3,500	(3)	—	7.20	5/1/2019

(1)	Vest ratably over 10 years (10% per year) beginning 3/1/2009.

(2)	Vest ratably over 5 years (20% per year) beginning 9/30/08.

(3)	Vest 25% immediately, then 25% each year thereafter.

Pension Benefits

          We provide to Messrs. Orlando, Schupp, and Marino retirement benefits under our SERP, a non-qualified plan. The key provisions of the SERP are as follows.

          Monthly Benefit

          For Messrs. Schupp and Marino, upon separation from service, for reasons other than death, on or after their normal retirement age, which for Mr. Schupp means his 65th birthday and for Mr. Marino his 55th birthday, each will receive, in 12 equal monthly installments each year for a period of 20 years, 30% of his average base annual salary, excluding bonuses, commissions, fringe and incentive compensation but including deferrals under any retirement or cafeteria plan, of the highest three of the last five years in which he is employed by us or 1st United Bank. In the case of Mr. Orlando, upon separation from service, for reasons other than death, on or after his normal retirement age of 75, he will receive, in 12 equal monthly installments each year for a period of 20 years, 30% of two times his average base annual salary, excluding bonuses, commissions, fringe and incentive compensation but including deferrals under any retirement or cafeteria plan, of the highest three of the last five years in which he is employed by us or 1st United Bank. For purposes of the description of the SERP, these calculations will be referred to as the Final Base Salary.

          Early Retirement Benefit

          If the executive officer elects to retire prior to normal retirement age for any reason other than a change-in-control, cause, death, constructive early termination or disability, the executive officer shall receive, in 12 equal monthly installments each year for a period of 20 years, 30% of Final Base Salary subject to the following vesting schedule:

Full Calendar Years Subsequent to the Vesting Commencement Date	Vested Portion of Benefit

1	20.0%
2	40.0%
3	47.5%
4	55.0%
5	62.5%
6	70.0%
7	77.5%
8	85.0%
9	92.5%
10 or more	100.0%

          Vesting

          Vesting commenced on July 1, 2006, which was the first day of the calendar month following the calendar quarter in which 1st United Bank and we first had consolidated total assets of at least $250.0 million, as reported by us to our banking regulators.

          Change-in-control Benefit

          Upon a change-in-control, the executive officer will receive a lump sum payment equal to the present value of a hypothetical annual benefit of 70% of Final Base Salary that would be payable in 12 equal monthly installments each year for a period of 20 years.

          Death Benefit

          If the executive officer dies while in our or 1st United Bank’s active service, the executive officer’s estate will receive 30% of his Final Base Salary, in 12 equal monthly installments each year for a period of 20 years. For purposes of determining Final Base Salary, if at the time of his death the executive officer was employed by us or 1st United Bank for (i) less than five (5) years, the average base salary shall be based on the highest three of the total years employed or (ii) less than three years, the average base salary shall be the highest base salary in any year employed.

Other Post-Employment Compensation

          We have entered into employment agreements and maintain SERPs that will require us to provide compensation to Messrs. Orlando, Schupp, and Marino in the event of a termination of employment or our “change of control” (for purposes of the employment agreement) or our change-in-control (for purposes of the SERP).

          Involuntary Not For Cause Termination or Termination for Good Reason.

          In addition to amounts due under the SERP, the executive will be entitled to three times base salary (or in the case of Mr. Orlando, six times base salary) and healthcare benefits (as well as for the executive’s spouse) until the executive becomes Medicare eligible, at which time he and his spouse shall be provided Medicare supplemental insurance for life with the same level of benefits as before, if the executive is involuntary terminated not for cause or terminates for good reason. A termination is for cause if it is for any of the following reasons:

▪	the executive intentionally engages in dishonest conduct in connection with his performance of services for us or 1st United Bank resulting in his conviction of a felony;

▪	the executive is convicted of, or pleads guilty or nolo contendere to, a felony or any crime involving moral turpitude;

▪	the executive willfully fails or refuses to perform his duties under his employment agreement;

▪	the executive breaches his fiduciary duties to us or 1st United Bank for personal profit; or

▪

the executive willfully breaches or violates any law, rule or regulation (other than traffic or boating violations or similar offenses), or a final cease and desist order in connection with his performance of services for us or 1st United Bank.

          A termination by the executive is for good reason if it is for any of the following reasons:

▪	the failure of our or 1st United Bank’s Board of Directors to appoint or re-appoint or elect or re-elect the executive to the offices he currently holds (or a more senior office, if any);

▪	the failure of our or 1st United Bank’s shareholders to elect or re-elect the executive to our Board of Directors or 1st United Bank’s Board of Directors;

▪	the failure of our or 1st United Bank’s Board of Directors or Corporate Governance Committee to nominate the executive for such election or re-election;

▪	a material diminution in the executive’s duties, functions and responsibilities;

▪	a material breach of the executive’s employment agreement or as to any other compensation or benefit program in which the executive participates; or

▪	the relocation of the executive’s principal place of employment, without his written consent, to a location outside of Palm Beach County, Florida.

          Payments upon a Termination in Connection with a Control Change

          In addition to amounts due under the SERP, the executive will be entitled to three times base salary (or in the case of Mr. Orlando, six times base salary) and healthcare benefits (as well as for the executive’s spouse) until the executive becomes Medicare eligible, at which time he and his spouse shall be provided Medicare supplemental insurance for life with the same level of benefits as before, if the executive’s employment is terminated by us after a change of control. The definition of control change is different under the executive employment agreements and the supplemental executive retirement program agreements.

          Under the employment agreements, a “change of control” means:

▪	approval by our shareholders of a transaction that would result in our reorganization, merger or consolidation with one or more other persons, other than a transaction:

o

following which at least 50.1% of our common stock, equity ownership interests, or combined voting power of the surviving entity are beneficially owned in substantially the same relative proportions by persons who, immediately prior to such transaction, beneficially owned at least 50.1% of our outstanding common stock, equity ownership interests or combined voting power, as appropriate;

o

in which no person, or persons acting in concert, beneficially own 20% or more of the outstanding common stock or equity ownership interests in, or 20% or more of the combined voting power of the securities entitled to vote generally in the election of directors of, the surviving entity; and

	o	in which at least a majority of the members of the Board of Directors of the entity resulting from such transaction were members of our Board of Directors;

▪

the acquisition of all or substantially all of our assets or beneficial ownership of 20% or more of our outstanding securities or of the combined voting power of our outstanding securities entitled to vote generally in the election of directors or approval by our shareholders of any transaction which would result in such an acquisition;

▪	a complete liquidation or dissolution of us or approval by our shareholders of such a liquidation or dissolution;

▪	the occurrence of any event if, immediately following such event, at least 50% of the members of our Board of Directors (or its successor) were not members prior to the transaction; or

▪	the occurrence of any of the prior listed events involving 1st United Bank.

          A change-in-control under the SERP agreement occurs when:

▪	one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of the value or voting power of our common stock;

▪

during any 12-month period, either (x) any person or group acquires stock possessing 35% of our voting rights or the voting rights of 1st United Bank, or (y) the majority of our or 1st United Bank’s Board of Directors is replaced by persons whose appointment or election is not endorsed by a majority of the Board; or

▪

a person or a group acquires, during any 12-month period, our or 1st United Bank’s assets having a total gross fair market value equal to 40% or more of the total gross fair market value of all of the respective corporation’s assets.

          280G Tax Gross-Up

          Upon our change of control or change-in-control, the executive may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. We have agreed to reimburse the executive for all excise taxes that are imposed on the executive under Section 280G and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G excise taxes.

          Restrictions on Severance Payments

          The above discussion refers to payments and benefits that would have been paid or provided to Messrs. Orlando, Schupp, and Marino if their employment had terminated under various circumstances on December 31, 2008. As discussed above, in March 2009, we sold shares of our preferred stock to the U.S. Treasury pursuant to the TARP Capital Purchase Program. Under rules promulgated by U.S. Treasury under the EESA that apply to recipients of TARP assistance, if the employment of one of our senior executive officers is involuntarily terminated while the U.S. Treasury continues to hold any security purchased from us under the TARP Capital Purchase Program, aggregate severance compensation paid to that officer could not exceed an amount in excess of three times the officer’s “base amount” calculated under Section 280G of the Internal Revenue Code. On December 31, 2008, we were not yet a participant in the TARP Capital Purchase Program and were not subject to U.S. Treasury’s rules. However, we do not believe any of the payments or benefits discussed above would have exceeded the limited imposed by the EESA rules.

          More recently, the Recovery Act enacted in February 2009 amended EESA and directed the U.S. Treasury to establish new standards that impose additional restrictions on executive compensation, including severance payments, paid by TARP Capital Purchase Program participants. The Recovery Act appears to require that the new standards, among other things, prohibit payments to any of our senior executive officers, or to any of our next five highest paid employees, in connection with any termination of their employment for any reason, other than payments relating to services already performed or benefits already accrued.

          In connection with our participation in the TARP Capital Purchase Program, our senior executive officers have entered into written agreements with us under which our Board of Directors or Compensation Committee may unilaterally, and without the officers’ consent, modify any of their compensation agreements or arrangements (including by reducing or eliminating severance benefits) to the extent the Board, in its judgment, considers necessary to comply with applicable rules and guidance governing compensation paid by TARP Capital Purchase Program participants.

TRANSACTIONS WITH MANAGEMENT AND RELATED PERSONS

          Some of our directors and officers, and other persons and entities with which they are affiliated, are customers of, and have in the ordinary course of business, banking transactions with 1st United Bank. These transactions include loans, commitments, lines of credit, and letters of credit, any of which may, from time to time, exceed $120,000. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons who were not affiliates of 1st United Bank and, in the opinion of management, did not involve more than the normal risk of collectability or presented other unfavorable features. Our Board of Directors approved all such transactions. Additional transactions with such persons and businesses are anticipated in the future. As of June 30, 2009, the total amount of credit extended to directors, executive officers and their affiliates was approximately $11.1 million.

          We recognize that transactions between us and any of our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than our and our shareholders’ best interests. Therefore, as a general matter and in accordance with the (1) our Code of Conduct for employees, officers and directors and (2) our Code of Ethics for Senior Financial Officers, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, our best interests. Therefore, we have adopted formal written procedures that require our Audit Committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the procedures, the Audit Committee will review any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our directors or executives had, has or will have a direct or indirect material interest. After its review, the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, our and out shareholders’ best interests, as the Audit Committee determines in good faith.

          During the six month period ended June 30, 2009, and for the years ended December 31, 2008 and 2007, we paid approximately $238,000, $233,000 and $313,000, respectively, to The Plastridge Insurance Agency, Inc., a company controlled by Thomas E. Lynch, one of our directors, for insurance services. The amounts paid to the Plastridge Insurance Agency include insurance premiums remitted to our insurance carrier. In addition, during the six month period ended June 30, 2009 and for the years ended December 31, 2008 and 2007, we made lease payments totaling $79,000, $150,000 and $162,000, respectively, to South County Road, Inc., a company controlled by Carlos Morrison, one of our directors, for rent on one of 1st United Bank’s banking centers. Finally, in 2008, we sold $4,040,000 in loans at par value to James D. Evans, one of our directors and who also, as of August 13, 2009, beneficially owns approximately10.2% of our outstanding common stock.

          In May 2008, we sold 660,000 shares of our Series A Preferred Stock in a private offering, including to certain of our directors, at a purchase price of $10.00 per share for an aggregate offering price of $6.6 million. The following table summarizes the shares of our Series A Preferred Stock purchased in this transaction by our directors.

Investor	Number of Shares of Series A Preferred Stock Purchased

Paula Berliner	20,000
Jeffery L. Carrier	125,000
Ronald A. David	20,000
James D. Evans	100,000
Arthur S. Loring	30,000
Thomas E. Lynch	50,000
John Marino	5,000
Carlos G. Morrison	20,000
Warren S. Orlando	2,500
Rudy E. Schupp	2,500
H. William Spute, Jr.	50,000
Joseph W. Veccia, Jr.	50,000

          In September 2008, we acquired 127,615 shares of Series A Preferred Stock from certain holders in exchange for 196,325 shares of our common stock. In October 2008, we acquired 72,882 shares of Series A Preferred Stock held by certain holders in exchange for 111,492 shares of our common stock. In February 2009, all remaining shares of Series A Preferred Stock were exchanged for shares of Series B Preferred Stock. As of August 31, 2009, our directors hold the following shares of Series B Preferred Stock:

Investor	Number of Shares of Series B Preferred Stock Purchased

Paula Berliner	10,000
Jeffery L. Carrier	125,000
Ronald A. David	10,000
James D. Evans	100,000
Arthur S. Loring	25,000
John Marino	2,000
H. William Spute, Jr.	50,000

DESCRIPTION OF OUR CAPITAL STOCK

          Set forth below is a summary of the terms of our capital stock. This summary is qualified in its entirety by reference to our Articles of Incorporation and Bylaws and to the applicable provisions of the Florida Business Corporation Act.

General

          Our authorized capital stock consists of 30,000,000 shares of common stock, of which 8,670,231 shares were issued and outstanding as of August 31, 2009. Additionally, as of August 31, 2009, there were 1,038,223 options to acquire shares of our common stock outstanding of which 617,177 were exercisable. As a result of the offering, we expect to grant [●] options in the aggregate, to Messrs. Orlando, Schupp, and Marino, at an aggregate price of $[●]. These options will vest ratably over 10 years from the grant date and each of Messrs. Orlando, Schupp, and Marino have orally agreed to this vesting schedule despite their respective employment agreements. Please see “Executive Compensation.”

          We are also authorized to issue 5,000,000 shares of preferred stock, of which we have designated 460,000 shares as Series B Preferred Stock, 10,000 shares as Series C Preferred Stock, and 501 shares as Series D Preferred Stock.

Common Stock

          General

          Holders of our common stock are entitled to receive such dividends as may from time to time be declared by our Board of Directors out of funds legally available for such purposes. We can pay dividends on our common stock only if we have paid or provided for the payment of all dividends, if any, to which holders of our outstanding Series C Preferred Stock and Series D Preferred Stock are entitled. Holders of common stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative votes in the election of directors. Holders of common stock have no conversion, redemption or sinking fund rights. In the event of our liquidation, dissolution or winding-up, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities, and the satisfaction of the liquidation preferences of the holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and any other series of preferred stock then outstanding. Holders of common stock do not have any preemptive or other preferential rights to purchase any shares of equity securities issued by us from time to time.

          The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

          Our Articles of Incorporation and Bylaws contain certain provisions designed to assist our Board in protecting our and our shareholders’ interests if any group or person attempts to acquire control of us.

          Our outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

          Restrictions on Dividends and Repurchases Under Agreement with U.S. Treasury

          Prior to March 13, 2012, unless we have redeemed the Series C Preferred Stock and Series D Preferred Stock or the U.S. Treasury has transferred the Series C Preferred Stock and Series D Preferred Stock to a third party, the consent of the U.S. Treasury will be required for us to (i) pay a dividend on our common stock or (ii) repurchase our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the securities purchase agreement with the U.S. Treasury.

Preferred Stock

          Under our Articles of Incorporation, our Board of Directors has the power, without further action by the holders of common stock, to designate and issue from time to time the preferred stock in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the Board of Directors shall from time to time determine. Such rights and preferences include those as to voting, dividends (including whether dividends are cumulative), redemption (including sinking fund provisions), liquidation preferences, and conversion.

          Series B Non-Cumulative Perpetual Preferred Stock

          Our Board of Directors has authorized for issuance 460,000 shares of Series B Preferred Stock.

          The initial dividend rate is 7.65% per annum of the purchase price per share (i.e., $10.00 per Share) and is non-cumulative. This initial dividend rate will be in effect from the dates the shares were sold until the earlier of (i) May 2, 2011 or (ii) the redemption of the shares. Upon the expiration of the initial dividend period, the dividend rate will reset to a fluctuating rate equal to the United States Treasury Rate plus 615 basis points. Dividend payments will be paid quarterly only if, and only to the extent that, (i) neither we nor 1st United Bank is restricted from paying the dividend payments by regulation or order of the Federal Reserve or the State of Florida; and (ii) the dividend payments do not cause our or 1st United Bank’s capital to not meet the definition of “well capitalized” or “adequately capitalized”. When cumulative dividends of the Series C Preferred Stock or the Series D Preferred Stock are not paid when due, all dividends declared on shares of our equity securities ranking, as to dividends, pari passu with the Series B Preferred Stock (including the Series C Preferred Stock or the Series D Preferred Stock) and payable on such due date, shall be declared pro rata so the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on all shares bear to each other.

          In the event that the federal income tax laws change such that the dividend payments are taxed at a federal income tax rate other than 15%, the dividend rate will be adjusted to a rate that provides the same effective after-tax yield as if the dividend payment was taxed at 15%.

          In the event of our liquidation, dissolution, or winding up, the holder of each share of Series B Preferred Stock shall be paid out of the assets available for distribution an amount equal to the per share purchase price of the shares, plus declared and unpaid dividends, before any payments or distribution to the holders of the shares of our common stock or any other equity securities ranking, as to liquidation, junior to the Series B Preferred Stock.

          The shares of Series B Preferred Stock have no voting rights. We may, at our option, redeem the shares of Series B Preferred Stock at any time and from time to time for an amount equal to the per share purchase price, plus declared and unpaid dividends.

          As of August 31, 2009, 459,503 shares of our Series B Preferred Stock were issued and outstanding.

          Series C Fixed Rate Cumulative Perpetual Preferred Stock

          Our Board of Directors has authorized for issuance 10,000 shares of Series C Preferred Stock.

          Dividends on the Series C Preferred Stock are payable quarterly in arrears, when, as, and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on a $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum until March 13, 2014, and (ii) 9% per annum thereafter. Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2009.

          With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series C Preferred Stock will rank:

▪	Senior to our common stock and all other equity securities designated as ranking junior to the Series C Preferred Stock; and

▪

At least equal to all other equity securities designated as ranking on a parity basis with the Series C Preferred Stock with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution, or winding-up.

          In the event of our liquidation, dissolution, or winding up, the holder of each share of Series C Preferred Stock shall be paid out of the assets available for distribution an amount equal to the per share purchase price of the shares, plus declared and unpaid dividends, before any payments or distribution to the holders of the shares of our common stock or any other equity securities ranking, as to liquidation, junior to the Series C Preferred Stock.

          Pursuant to the terms of the Recovery Act, we may, upon consultation with the Federal Reserve, repay the amount received for the Series C Preferred Stock at any time, without regard to whether we have replaced such funds from any source or to any waiting period.

          Holders of shares of Series C Preferred Stock have no right to exchange or convert such shares into any other securities.

          Except as indicated below or otherwise required by law, the holders of Series C Preferred Stock do not have any voting rights:

          Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series C Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our Board of Directors will automatically be increased by two and the holders of Series C Preferred Stock will have the right, together with the holders of any outstanding parity stock with like voting rights (“Voting Parity Stock”), voting as a single class, to elect two directors (“Preferred Stock Directors”), at the next annual meeting of shareholders (or at a special meeting called for the purpose of electing the Preferred Stock Directors before the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

          Once all accrued and unpaid dividends for all past dividend periods have been paid in full, the Preferred Stock Directors will immediately cease to be qualified as directors, their term of office will terminate immediately and our number of authorized directors will be reduced by the number of Preferred Stock Directors previously elected. The holders of a majority of shares of Series C Preferred Stock and Voting Parity Stock, voting as a class, may remove any Preferred Stock Director, with or without cause, and the holders of a majority of the shares of Series C Preferred Stock and Voting Parity Stock, voting as a class, may fill any vacancy created by the removal of a Preferred Stock Director. If the office of a Preferred Stock Director becomes vacant for any other reason, the remaining Preferred Stock Director may choose a successor to fill such vacancy for the remainder of the unexpired term.

          Class Voting Rights as to Particular Matters. In addition to any other vote or consent required by Florida law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series C Preferred Stock, voting as a separate class, is required in order to do the following:

▪

amend our Articles of Incorporation or the certificate of designation for the Series C Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series C Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution, or winding up of 1st United;

▪

amend our Articles of Incorporation or the certificate of designation for the Series C Preferred Stock in a way that adversely affects the rights, preferences, privileges, or voting powers of the Series C Preferred Stock; or

▪

consummate a binding share exchange or reclassification involving the Series C Preferred Stock or a merger or consolidation of 1st United with another entity, unless (i) the shares of Series C Preferred Stock remain outstanding or, in the case of a merger or consolidation in which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series C Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series C Preferred Stock prior to consummation of the transaction, taken as a whole.

          To the extent holders of the Series C Preferred Stock are entitled to vote, holders of shares of the Series C Preferred Stock will be entitled to one vote for each share then held.

          As of August 31, 2009, 10,000 shares of our Series C Preferred Stock were issued and outstanding.

          Series D Fixed Rate Cumulative Perpetual Preferred Stock

          Our Board of Directors has authorized for issuance 501 shares of Series D Preferred Stock. The rights, preferences, and other terms of the Series D Preferred Stock are identical to the rights, preferences, and other terms of the Series C Preferred Stock other than (i) the dividend rate is 9% per annum for the entire period for which the Series D Preferred Stock is issued and outstanding and (ii) we may not redeem the Series D Preferred Stock unless, and until, we have redeemed the Series C Preferred Stock.

          As of August 31, 2009, 500 shares of our Series D Preferred Stock were issued and outstanding.

Indemnification of Directors, Officers, and Employees

          The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities that they may incur by virtue of their relationship with the company. A company may indemnify any director, officer, employee or agent against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened or completed civil, criminal, administrative, or investigative proceeding (except an action by the company) against him in his capacity as a director, officer, employee, or agent of the company, or another company if serving in such capacity at the company’s request if he (i) acted in good faith; (ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. Furthermore, a company may indemnify any director, officer, agent or employee against expenses incurred in defense or settlement of any proceeding brought by the company against him in his capacity as a director, officer, employee or agent of the company, or another company if serving in such capacity at the company’s request, if he: (i) acted in good faith; (ii) acted in a manner which he reasonably believed to be in or not opposed to the best interests of the company; and (iii) is not adjudged to be liable to the company (unless the court finds that he is nevertheless reasonably entitled to indemnity for expenses which the court deems proper). A company must repay the expenses of any director, officer, employee or agent who is successful on the merits of an action against him in his capacity as such.

          A Florida company is authorized to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe it was lawful); (ii) a transaction in which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act); or (iv) willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder. A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

          Under our Bylaws, we may indemnify our directors and officers to the fullest extent permitted by applicable law. We have entered into Indemnification Agreements with each member of the Board of Directors, which provide that we and 1st United Bank will indemnify each such person to the fullest extent permitted by applicable law.

          Federal banking law, which is applicable to us as a financial holding company and to 1st United Bank as an insured depository institution, limits our and 1st United Bank’s ability to indemnify our and its directors and officers. Neither 1st United Bank nor we may make, or agree to make, indemnification payments to an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action the indemnitee is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of our or 1st United Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, 1st United Bank, or we, as applicable, may indemnify officers and directors only if the respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith, (ii) determines after investigation that making indemnification payments would not affect our safety and soundness or the safety and soundness of 1st United Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse us or 1st United Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

          We intend to apply to list our shares of common stock on the NASDAQ Global Market under the trading symbol “[•].”

Transfer Agent and Registrar

          American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this public offering, there has been no established public trading market for our stock. Our stock is quoted on the Pink Sheets under the symbol FSDB.PK. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

          Upon completion of this public offering, we will have outstanding [•] shares of common stock, assuming that there are no exercises of outstanding options after [•], 2009, and assuming the underwriters’ over-allotment option is exercised in full. The shares of common stock being sold in this offering and [•] shares previously registered will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act of 1933, without restriction or registration under the Securities Act of 1933. All remaining shares, and all shares subject to outstanding options, were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933 or sold in accordance with Rule 144 or Rule 701 under the Securities Act of 1933. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933.

          As a result of the selling restriction agreements, the provisions of Rules 144 and 701, the restricted securities will first become available for sale in the public market as follows:

Days After the Date of this Prospectus	Additional Shares Eligible for Public Sale	Comments

Lock-Up Agreements

          All of our executive officers, and those of our directors who have a legal right of disposition of shares of common stock have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after completion of this offering, subject to certain exceptions. In addition, except for securities issued pursuant to employee benefit plans in an aggregate amount not to exceed 100,000 shares, we have agreed not to issue, offer to sell or sell any shares of our common stock or options, warrants or other securities exercisable, convertible or exchangeable for our common stock for a period of 180 days after the completion of this offering. Transfers, dispositions, or issuances can be made sooner with the prior written consent of Stifel, Nicolaus & Company, Incorporated, as the representatives on behalf of the underwriters.

Rule 144

          In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

          In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

▪	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

▪	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

          Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

▪	1% of the number of shares of our common stock then-outstanding, which will equal approximately [•] shares immediately after this offering (assuming the over-allotment is exercised in full); and

▪

the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

          Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

          Subject to the terms and conditions stated in the underwriting agreement with Stifel, Nicolaus & Company, Incorporated, as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares

Stifel, Nicolaus & Company, Incorporated
Howe Barnes Hoefer & Arnett, Inc.
Sterne, Agee & Leach, Inc.

Total

          The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

▪	the representations and warranties made by us to the underwriters are true;

▪	there is no material adverse change in the financial markets; and

▪	we deliver customary closing documents and legal opinions to the underwriters.

          The underwriters are committed to purchase and pay for all of the shares of common sock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

          The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Offering Price

          We have been advised that the underwriters propose to offer the shares of common stock to the public at the offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $[•] per share. The underwriters may allow, and any selected dealers may reallow, a concession not to exceed $[•] per share to certain brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

          There is no established public trading market for the shares of our common stock. Our common stock is quoted in the Pink Sheets under the symbol FSDB.PK. The public offering price was determined by negotiation between us and the underwriters. The principal factors that were considered in determining the offering price included the following:

▪	the prevailing market and general economic conditions;

▪	our results of operations in recent periods;

▪	the price to earnings, price to book value and price to tangible book value multiples of publicly-traded common stock of comparable companies;

▪	our current financial position, including, but not limited to, our shareholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

▪	our business potential and prospects in our principal market area;

▪	an assessment of our management; and

▪	the history of, and prospects for, the industry in which we operate.

          In determining the final price, the factors described above were not assigned any particular weight. Rather, these factors were considered as a totality setting our offering price.

          Active trading market may never develop for our common stock and our common stock may not trade in the market subsequent to the offering at or above the public offering price. We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “[•].” Our application may not be approved. There are continuing eligibility requirements of companies listed on the NASDAQ Global Market. If we are not able to continue to satisfy the eligibility requirements for the NASDAQ Global Market, then our stock may be delisted.

Over-Allotment Option

          We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of [•] additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

          The underwriters propose to offer shares of our common stock directly to the public at $[•] per share and to certain dealers at such price less a concession not in excess of $[•] per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $[•] per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

          The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised

Public offering price	$	$	$
Underwriting discount

          We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $[•].

Lock-Up Agreements

          We, our executive officers and directors have agreed that for a period of 180 days from the date of this prospectus, neither we nor any of our executive officers or directors will, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, as the representative on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Stifel, Nicolaus & Company, Incorporated in its sole discretion may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

          We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

          In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

▪	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

▪

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

▪

Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

▪

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

          These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

          It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

          Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

LEGAL MATTERS

          Gunster, Yoakley & Stewart, P.A., West Palm Beach, Florida, will pass upon the validity of our shares of common stock offered by this prospectus. DLA Piper LLP, Washington, D.C., will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

          The financial statements incorporated in this Registration Statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Shares of Common Stock

COMMON STOCK

PROSPECTUS

Stifel Nicolaus

Howe Barnes Hoefer & Arnett

Sterne Agee

   , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The expenses in connection with the registration of the shares of common stock covered by this prospectus are set forth in the following table. All amounts except the registration fee, FINRA filing fee, and NASDAQ listing fee are estimated:

Securities and Exchange Commission Registration Fee	$3,209
FINRA Filing Fee	6,250
NASDAQ Listing Fees	100,000
Legal Fees and Expenses	225,000
Printing Expenses	12,000
Accounting Fees and Expenses	50,000
Transfer Agent and Registrar Fees	3,500
Miscellaneous Expenses	25,000

Total	$424,959

          All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          We are incorporated under the laws of the State of Florida. The Florida Business Corporation Act grants each corporation organized thereunder the power to indemnify its officers, directors, employees and agents on certain conditions against liabilities arising out of any action or proceeding to which any of them is a party by reason of being such officer, director, employee or agent. The Florida Business Corporation Act permits a Florida corporation, with the approval of its shareholders, to include within its articles of incorporation a provision eliminating or limiting the personal liability of its directors to such corporation or its shareholders for monetary damages resulting from certain breaches of the directors’ fiduciary duty of care, both in suits by or on behalf of the corporation and in actions by shareholders of the corporation.

          Our Articles of Incorporation and Bylaws include provisions that allow us to take advantage of such provisions of the Florida Business Corporation Act. Our Articles of Incorporation and Bylaws also provide for the indemnification, to the fullest extent permitted by the Florida Business Corporation Act, of our officers and directors. We currently maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against specified expenses in connection with the defense of actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

          We have entered into indemnification agreements with each of our directors, which may, in certain cases, be broader than the specific indemnification provisions contained in our Articles of Incorporation and Bylaws. The indemnification agreements may require us, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, officers, or employees of the company and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

          It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERD SECURITIES

          Set forth below are all of our sales of our securities within the past three years that were not registered under the Securities Act. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions were exempt from registration requirements.

Sales of Series A Preferred Stock

          In May 2008, we sold 660,000 shares of Series A Preferred Stock in a private offering at a purchase price of $10.00 per share for gross aggregate proceeds of $6.6 million. No underwriting discounts or commissions were paid in the transaction. The Series A Preferred Stock was offered and sold to accredited investors, including current directors, in an offering exempt from the Securities Act registration requirements under Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder and applicable state securities law exemptions.

Exchange of Series A Preferred Stock for Series B Preferred Stock

          On October 17, 2008, we offered to Series A Holders the right to exchange their shares to common stock in a private offering at a ratio of approximately 1.53 shares of common stock for each share of Series A Preferred Stock held. No underwriting discounts or commissions were paid in the transaction. The shares of common stock were offered and sold in an offering exempt from the Securities Act registration requirements under Section 3(a)(9) of the Securities Act. Approximately 72,500 shares of Series A Preferred Stock were converted into 112,117 shares of common stock.

          On February 27, 2009, we entered into exchange agreements with the Holders who had not already had their shares of Series A Preferred Stock redeemed by us or already elected to convert their shares to common stock. Pursuant to the exchange agreements, the Series A Holders exchanged 459,503 shares of Series A Preferred Stock having a liquidation preference of $4,595,030 for 459,503 shares of our Series B Preferred Stock. We received no cash proceeds from the exchange. We issued the Series B Preferred Stock pursuant to the exemption from the registration requirements of the Securities Act contained in Section 3(a)(9) of such act on the basis that this offer constituted an exchange with an existing holder of our securities and no commission or other remuneration was paid to any party for soliciting such exchange.

Sale of Series C and Series D Preferred Stock

          On March 13, 2009, we entered into a an agreement with the U.S. Treasury as part of the U.S. Treasury’s TARP Capital Purchase Program, pursuant to which we agreed to issue and sell 10,000 shares of Series C Preferred Stock, having a liquidation amount per share of $1,000, for a total price of $10,000,000, and a Warrant to purchase up to 500 shares of our Series D Preferred Stock, at an initial per share exercise price of $0.01. The U.S. Treasury exercised the Warrant immediately, and, as a result, we issued 500 shares of our Series D Preferred Stock. For the purchase of our Series C Preferred Stock and our Series D Preferred Stock, we received an aggregate purchase price of $10,000,005. The Series C Preferred Stock, the Series D Preferred Stock, and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The purchaser in this transaction was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Stock Options

          Prior to the effectiveness of our Registration Statement on Form S-4 on January 18, 2008, we periodically issued grants of stock option awards to key employees pursuant to our Officers’ and Employees’ Stock Option Plan, and to our directors pursuant to written agreements. Between September 1, 2006 and through January 18, 2008, we granted options to purchase a total of 26,950 shares of our common stock at $14.50 per share. These grants were awarded pursuant to the exemption from compliance with the registration requirements of the Securities Act provided by Rule 701 thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

EXHIBIT NO.	DESCRIPTION

1.1	Form of Underwriting Agreement*

2.1

Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of October 1, 2007 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/09) No. 333-147505)

2.2

Amendment No. 1 to the Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of December 19, 2007 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Amendment No. 1 to Registration Statement on Form S-4 (filed 12/28/08) (No. 333-147505)

2.3

Purchase and Assumption Agreement by and among Citrus Bank, National Association, CIB Marine Bancshares, Inc. and 1st United Bank, dated April 3, 2008 - incorporated herein by reference to Exhibit 2.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

2.4

Amendment to Purchase and Assumption Agreement by and among Citrus Bank, National Association, cm Marine Bancshares, Inc., 1st United Bank, and 1st United Bancorp, Inc., dated May 13,2008 - incorporated herein by reference to Exhibit 2.2 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

3.1	Amended and Restated Articles of Incorporation of the Registrant - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form IO-Q (filed 7/22/08) (No. 000-1415277)

3.2

Certificate of Designation for Series A Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on April 25, 2008 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/14/08) (No. 000-1415277)

3.3

Certificate of Designation for Series B Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on February 25, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights – incorporated herein by reference to Exhibit 3.3 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

3.4

Certificate of Designation for Series C Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on March 3, 2009 with the Secretary of the State of the Florida designating preferences, limitations, voting powers, and relative rights – incorporated herein by reference to Exhibit 3.4 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

3.5

Certificate of Designation for Series D Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed March 3, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers and relative rights – incorporated herein by reference to Exhibit 3.5 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

3.6

Amendment to the 1st United Bancorp, Inc. Amended and Restated Articles of Incorporation – incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/28/09) (No. 000-1415277)

3.7

Bylaws of the Registrant – incorporated herein by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505) Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

4.1	See Exhibits 3.1 through 3.7 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant

4.2

Subordinated Capital Note, effective July 7, 2008, by 1st United Bank in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

EXHIBIT NO.	DESCRIPTION

4.3

Form of Certificate for the Series C Fixed Rate Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. – incorporated herein by reference to Exhibit 4.3 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

4.4

Form of Certificate for the Series D Fixed Rate Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. – incorporated herein by reference to Exhibit 4.4 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

5.1	Opinion of Gunster, Yoakley & Stewart, P.A. regarding the validity of securities being registered

10.1	Officers’ and Employees’ Stock Option Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.2

Amended and Restated Employment Agreement with John Marino, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.2 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.3

Amended and Restated Employment Agreement with Warren S. Orlando, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.3 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.4

Amended and Restated Employment Agreement with Rudy E. Schupp, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.4 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.5	Amended and Restated Supplemental Executive Retirement Plan Agreement for John Marino, dated as of December 18, 2008†

10.6

Amended and Restated Supplemental Executive Retirement Plan Agreement for Warren S. Orlando, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.6 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.7

Amended and Restated Supplemental Executive Retirement Plan Agreement for Rudy E. Schupp, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.6 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.8

Employment Agreement with H. William Spute, Jr., effective February 29, 2008 - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 2/6/08) (No. 000-1415277)

10.9	2008 Incentive Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 5/30/08) (No. 000-1415277)

10.10

Subordinated Capital Note Purchase Agreement between 1st United Bank and Silverton Bank, N.A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.11

Loan and Stock Pledge Agreement between 1st United Bancorp, Inc. and Silverton Bank, N. A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.12

Promissory Note with Revolving Feature, effective July 7, 2008, by 1st United Bancorp, Inc. in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.13

Letter Agreement, dated March 13, 2009, between 1st United Bancorp, Inc. and the United States Department of Treasury, which includes the Securities Purchase Agreement-Standard Terms attached thereto – incorporated herein by reference to Exhibit 10.13 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.14	Form of Senior Executive Officer Letter Agreement – incorporated herein by reference to Exhibit 10.14 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.15	Form of Waiver – incorporated herein by reference to Exhibit 10.15 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

EXHIBIT NO.	DESCRIPTION

10.16

AARA Letter Agreement dated February 26, 2009, between 1st United Bancorp, Inc. and the United States Department of Treasury – incorporated herein by reference to Exhibit 10.16 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

21.1	Subsidiaries of the Registrant – incorporated herein by reference to Exhibit 21.1 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm

23.2	Consent of Gunster, Yoakley & Stewart, P.A. (included in Exhibit 5.1)

24.1	Power of Attorney†

† Previously filed * To be filed by amendment

(b) Financial Statement Schedules

          All financial statement schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or notes thereto incorporated by reference into this prospectus.

ITEM 17. UNDERTAKINGS

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida on the 4th day of September 2009.

1ST UNITED BANCORP, INC.

By:	/s/ John Marino

John Marino
President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 4th day of September, 2009.

Signature	Title	Date

*	Chief Executive Officer and Director	September 4, 2009
(Principal Executive Officer)
Rudy E. Schupp

/s/ John Marino	President and Chief Financial Officer and Director	September 4, 2009
(Principal Financial and Accounting Officer)
John Marino

*	Chairman of the Board	September 4, 2009

Warren S. Orlando

*	Director	September 4, 2009

Paula Berliner

*	Director	September 4, 2009

Jeffery L. Carrier

*	Director	September 4, 2009

Ronald A. David

*	Director	September 4, 2009

James Evans

*	Director	September 4, 2009

Arthur S. Loring

*	Director	September 4, 2009

Thomas E. Lynch

*	Director	September 4, 2009

Carlos Morrison

*	Director	September 4, 2009

H. William Spute, Jr.

*	Director	September 4, 2009

Joseph W. Veccia, Jr.

*By:	/s/ John Marino

John Marino
(Attorney-in-Fact)
September 4, 2009

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Form of Underwriting Agreement*

2.1

Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of October 1, 2007 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/09) No. 333-147505)

2.2

Amendment No. 1 to the Agreement and Plan of Merger, by and among Equitable Financial Group, Inc., Equitable Bank, and 1st United Bancorp, Inc., dated as of December 19, 2007 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Amendment No. 1 to Registration Statement on Form S-4 (filed 12/28/08) (No. 333-147505)

2.3

Purchase and Assumption Agreement by and among Citrus Bank, National Association, CIB Marine Bancshares, Inc. and 1st United Bank, dated April 3, 2008 - incorporated herein by reference to Exhibit 2.1 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

2.4

Amendment to Purchase and Assumption Agreement by and among Citrus Bank, National Association, cm Marine Bancshares, Inc., 1st United Bank, and 1st United Bancorp, Inc., dated May 13,2008 - incorporated herein by reference to Exhibit 2.2 of the Registrant’s Quarterly Report on Form 10-Q (filed 5/14/08) (No. 000-1415277)

3.1	Amended and Restated Articles of Incorporation of the Registrant - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form IO-Q (filed 7/22/08) (No. 000-1415277)

3.2

Certificate of Designation for Series A Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on April 25, 2008 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights - incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/14/08) (No. 000-1415277)

3.3

Certificate of Designation for Series B Non-Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on February 25, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers, and relative rights – incorporated herein by reference to Exhibit 3.3 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

3.4

Certificate of Designation for Series C Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed on March 3, 2009 with the Secretary of the State of the Florida designating preferences, limitations, voting powers, and relative rights – incorporated herein by reference to Exhibit 3.4 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

3.5

Certificate of Designation for Series D Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. filed March 3, 2009 with the Secretary of State of the State of Florida designating preferences, limitations, voting powers and relative rights – incorporated herein by reference to Exhibit 3.5 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

3.6

Amendment to the 1st United Bancorp, Inc. Amended and Restated Articles of Incorporation – incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (filed 5/28/09) (No. 000-1415277)

3.7

Bylaws of the Registrant – incorporated herein by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505) Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

4.1	See Exhibits 3.1 through 3.7 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant

4.2

Subordinated Capital Note, effective July 7, 2008, by 1st United Bank in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

4.3

Form of Certificate for the Series C Fixed Rate Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. – incorporated herein by reference to Exhibit 4.3 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

EXHIBIT NO.	DESCRIPTION

4.4

Form of Certificate for the Series D Fixed Rate Cumulative Perpetual Preferred Stock of 1st United Bancorp, Inc. – incorporated herein by reference to Exhibit 4.4 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

5.1	Opinion of Gunster, Yoakley & Stewart, P.A. regarding the validity of securities being registered

10.1	Officers’ and Employees’ Stock Option Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 (filed 11/19/07) (No. 333-147505)

10.2

Amended and Restated Employment Agreement with John Marino, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.2 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.3

Amended and Restated Employment Agreement with Warren S. Orlando, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.3 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.4

Amended and Restated Employment Agreement with Rudy E. Schupp, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.4 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.5	Amended and Restated Supplemental Executive Retirement Plan Agreement for John Marino, dated as of December 18, 2008†

10.6

Amended and Restated Supplemental Executive Retirement Plan Agreement for Warren S. Orlando, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.6 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.7

Amended and Restated Supplemental Executive Retirement Plan Agreement for Rudy E. Schupp, dated as of December 18, 2008 – incorporated herein by reference to Exhibit 10.6 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.8

Employment Agreement with H. William Spute, Jr., effective February 29, 2008 - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 2/6/08) (No. 000-1415277)

10.9	2008 Incentive Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 5/30/08) (No. 000-1415277)

10.10

Subordinated Capital Note Purchase Agreement between 1st United Bank and Silverton Bank, N.A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.11

Loan and Stock Pledge Agreement between 1st United Bancorp, Inc. and Silverton Bank, N. A., effective July 7, 2008 - incorporated herein by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.12

Promissory Note with Revolving Feature, effective July 7, 2008, by 1st United Bancorp, Inc. in favor of Silverton Bank, N.A. in the amount of $5,000,000 - incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K (filed 7/10/08) (No. 000-1415277)

10.13

Letter Agreement, dated March 13, 2009, between 1st United Bancorp, Inc. and the United States Department of Treasury, which includes the Securities Purchase Agreement-Standard Terms attached thereto – incorporated herein by reference to Exhibit 10.13 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.14	Form of Senior Executive Officer Letter Agreement – incorporated herein by reference to Exhibit 10.14 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.15	Form of Waiver – incorporated herein by reference to Exhibit 10.15 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

10.16

AARA Letter Agreement dated February 26, 2009, between 1st United Bancorp, Inc. and the United States Department of Treasury – incorporated herein by reference to Exhibit 10.16 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

EXHIBIT NO.	DESCRIPTION

21.1	Subsidiaries of the Registrant – incorporated herein by reference to Exhibit 21.1 of the Registrant’s Form 10-K (filed 3/13/09) (No. 000-1415277)

23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm

23.2	Consent of Gunster, Yoakley & Stewart, P.A. (included in Exhibit 5.1)

24.1	Power of Attorney†

† Previously filed * To be filed by amendment